
Orange
100

All day. Every day.

COCA-COLA AMATIL | Annual Report 2005


Coca-Cola
1.25 Litres
Sprite
Two Fruits
Fruit Salad
Peach
SPC
Brekky Fruit
zero

Contents

AGM

Annual General Meeting will be held on Wednesday, 3 May 2006 at 2pm at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney.



fruitopia
pump
mini
400 mL PURE WATER
zero
Minute Maid
100
STILL
MOUNT
FRANKLIN
AUSTRALIA'S PREMIUM SPRING WATER
zero
DEEP SPRING
Get back to nature.
NATURE'S FINEST
Two Frui
SPC
Brekky Fruit
MOUNT
RANKLI
Lightly Sparkling

In 2005, **Coca-Cola Amatil** (CCA) delivered another strong result with its fifth consecutive year of double-digit net profit growth. This has been achieved by continuing to focus on innovation and expansion of the brand portfolio, increasing the availability of products while striving to become the supplier of choice every time to our customers. In doing so, CCA is able to refresh, energise and hydrate our consumers - all day every day.



Minute Maid
zero sug
AUSTRALIA'S PREMIUM SPR
1.25 LITRES
Coca-Cola zero
real taste zero suga
e2 ENERGY
CITRUS KICK
Fruit Salad
DICED
Keri
Juice Company
ORIGINAL
Coca-Cola zero
pump
mountain blas
Coca-Cola
as it should be
KIWI blue
still
Lift
5% lemon juice
IXL
HOME GOURMET APRICOT
Diet Coke
LIME FLAVOU

Chairman's Report

In 2005, Coca-Cola Amatil delivered another strong result with its fifth consecutive year of double-digit net profit growth. Over the past four years, CCA has delivered average earnings per share growth of 14.4%[1,2] per annum (before significant items), underpinning the 22.5%[1] per annum average increase in dividends paid to shareholders.



David Gonski, AO
Chairman

CCA delivered a record net profit this year of $320.5 million, up 16.8% on last year. Total sales revenue grew 15.6% to $3,987.5 million and earnings before interest and tax (before significant items) grew 10.1% to $570.6 million. This was a strong financial result, providing a solid base for future growth and was achieved against the backdrop of more difficult trading conditions across most regions.

Highlights for the year included the continued strength of the Australian beverage earnings result with margins growing from 21.2% to 21.4% in a year characterised by higher cost of goods sold (COGS) and a softer consumer environment. The Indonesia and Papua New Guinea (PNG) business delivered an outstanding result with earnings growth of 32.4% as it continued to build on the gains made in 2004. This year also included a 10 month contribution from SPC Ardmona, acquired in February 2005 which performed as expected.

Details of CCA's 2005 performance and comments on future prospects are included in the reports that follow. I encourage you to read these reports.

Dividend

This strong financial performance, combined with the confidence that CCA will continue to grow, enabled the Board to increase the final dividend to 17.5 cents a share, fully franked. This gives a total fully franked dividend for the year of 31.5 cents a share, a 12.5% increase on last year, representing a payout ratio of 73.5% of net profit.

Board changes

In August 2005, the Board welcomed Irial Finan as a Non-Executive Director. Irial is President, Bottling Investments for The Coca-Cola Company (TCCC) and serves on the boards of directors of Coca-Cola Enterprises (CCE), Coca-Cola FEMSA, Coca-Cola Hellenic Bottling Company and the Supervisory Board of CCE AG. He has spent 24 years working within the Coca-Cola system and brings to CCA a wealth of experience from both the perspective of a Coke bottler and the brand owner.

Year ended 31 December 2005

	2005	2004	Change
Revenue from Sales of Beverages and Food ($ million)	3,987.5	3,450.1	15.6 %
Earnings Before Interest and Tax, before Significant Items ($ million)	570.6	518.3	10.1 %
EBIT Margin (%)	14.3	15.0	-0.7pts
Net Profit, before Significant Items ($ million)	320.5	274.3	16.8 %
Net Profit ($ million)	320.5	276.6	15.9 %
Operating Cash Flow ($ million)	435.2	381.0	14.2 %
Return on Average Capital Employed (%)	17.5	21.6	-4.1pts
Total Capital Employed ($ million)	3,557.5	2,469.3	44.1 %
Net Debt to Book Equity (%)	149.7	164.8	-15.1pts
Capital Expenditure to Revenue (%)	7.4	6.1	1.3pts
Earnings per Share, before Significant Items (cents)	43.3	39.0	11.0 %
Earnings per Share (cents)	43.3	39.3	10.2 %
Dividends per Share (cents)	31.5	28.0	12.5 %

Irial replaced Henry Schimberg who, as one of TCCC's nominees on the Board, retired in August 2005 after serving as a Non-Executive Director. The Board records its sincere appreciation of the valuable contribution made by Henry over the past five years.

Corporate governance

CCA has an ongoing commitment to transparency and good corporate governance. This Annual Report includes a number of statements on the robust corporate governance structure and risk management framework prevailing throughout CCA. CCA has always maintained a high level of corporate governance and we continue to refine our practices in this area each year.

The Coca-Cola Company

The Board is pleased with the strengthening of the relationship between CCA and TCCC. TCCC holds 32% of the shares in CCA, and nominates two Non-Executive Directors of the current eight member Board. CCA's Related Party Committee, comprising the Independent Directors, reviewed all material transactions between CCA and TCCC in 2005 and is an important forum for dealing with governance issues.

Corporate social responsibility

CCA strongly supports social and environmental activities through its community and environmental programs. These programs help to sustain business performance by strengthening the communities in which we operate, improving business efficiency and developing relationships with stakeholders, and ultimately leading to increased shareholder returns.

Employees

One of the underlying strengths of the Group is the quality of its people. Their commitment to CCA's core values underpins the excellent results achieved this year. On behalf of the Board, I would like to thank all employees for their special efforts and contributions in 2005.

David Gonski, AO

1 Compound annual growth rate.

2 Includes financial information prepared under Australian equivalents to International Financial Reporting Standards (AIFRS) for 2005 and 2004, and information prepared under the previous framework of Australian Accounting Standards (AGAAP) for years prior to 2004.

Earnings Before Interest and Tax[2] $ million



372.3
421.9
470.0
518.3
570.6
01
02
03
04
05

EBIT increased by 10.1% to $570.6 million in 2005 and has grown at an average of [illegible]%[1] per annum since 2001.

(continuing businesses only and before significant items)

Net Profit[2] $ million



280
210
140
70
171.1
205.5
238.8
274.3
320.5
01
02
03
04
05

Net profit grew 16.8% to $320.5 million in 2005 and has grown at an average of 17.0%[1] per annum since 2001.

(continuing businesses only and before significant items)

Return on Capital Employed[2] %



25
20
15
10
5
0
7.6
8.8
10.2
21.6
17.5
01
02
03
04
05

ROCE of 17.5% in 2005 reflects the first time inclusion of SPC Ardmona, acquired in February 2005.

(continuing businesses only and before significant items)

Dividends per Share Cents



35
28
21
14
7
0
14.0
18.5
23.0
28.0
31.5
01
02
03
04
05

Annual dividends per share have grown by 125% since 2001, or an average of 22.5%[1] per annum.

Group Managing Director's Review of Operations

At CCA, we ultimately judge our success by how well we grow the revenue and profits of our customers, confident that this commitment will provide a robust platform for us to continuously innovate our product range, maintain our category leadership positions and in turn grow our profitability.



Terry Davis
Group Managing Director

In 2005, we were again able to achieve a strong financial outcome for the year by balancing market share objectives with volume and pricing realisation and cost management discipline.

Strong gains were made across the Group in the execution of the Company's key business drivers which has led to further increases in revenue generated from sources other than carbonated beverages. We commenced business in 2005 with over 80,000 new customers, over 45,000 new cold drink coolers were placed and our customer service initiatives again saw the Company win many awards for service excellence.

By the successful execution of this customer focused strategy, earnings per share (ongoing business and before significant items) has increased at a compound annual growth rate of 14.4% since 2001 and dividends per share have increased by 125%, or an average of 22.5% per annum.

To maintain this momentum, we shall continue to target the creation of a perfectly merchandised beverage landscape in every outlet. New product development, cold drink cooler placements and the expansion of our non-carbonated beverage portfolio remain core priorities. The execution of these priorities will allow us to expand the size and value of our relationship with both the customer and the consumer, by providing the right product in the right package, delivered through the right channel at the right price, for the right occasions.

2005 review

In 2005, CCA continued to deliver on its commitment to consistently improve its financial returns, delivering its fifth consecutive year of double-digit net profit growth.

- **Net profit**, before significant items, increased 16.8% to $320.5 million.
- **Earnings per share**, before significant items, increased 11.0% to 43.3 cents.
- **Operating cash flow** increased 14.2% to $435.2 million.
- **Dividends per share** increased 12.5% to 31.5 cents, 100% franked.

Broadening our business base

CCA has expanded its product offering in beverages and food by growing its business organically as well as by acquiring businesses that can build our brand portfolio or improve our manufacturing and distribution capability. Over the past five years, CCA has invested around $950 million on 10 acquisitions, across Australia, New Zealand and Indonesia, while raising over $2.4 billion in consideration from the sale of assets.

2001

Sale of Coca-Cola Bottlers Philippines in April.

Fanta flavour range launched in Australia and New Zealand.

The launch of the space saving 'fridge mate' multi-can pack.

Against the backdrop of higher COGS and more competitive trading conditions, earnings before interest and tax (EBIT), before significant items, increased by 10.1% to $570.6 million due to strong results from Australia, Indonesia, PNG and a ten month contribution from SPC Ardmona (SPCA).

Australia achieved earnings growth of 5.3%, growing margins from 21.2% to 21.4%. This is a strong result for the business in a year characterised by higher COGS and a softer consumer environment. CCA maintained market share in foodstores despite increased price competition, a testament to the strength of the brand portfolio.

Earnings for the **Pacific (New Zealand & Fiji)** region were lower due to greater price competition and weaker foodstores revenue in New Zealand. As a result, the New Zealand business did not fully recover COGS increases for 2005.

Although recording a loss for the first time in 2005, **South Korea** achieved some significant trading milestones including a broadening of its product range to include Minute Maid, the world's biggest juice brand; a 32% increase in the number of cold drink coolers in the trade and improved merchandising which led to gains in shelf space.

CCA has also achieved two major breakthroughs in addressing its operating cost base in South Korea. Agreement has been reached with the Unions to redeploy up to 200 people into sales roles and an early retirement plan has been offered to employees to reduce the employee base by at least 6%. These initiatives will materially lower the cost of doing business in South Korea and cost recovery will flow through progressively from the second half of 2006.

Indonesia & PNG achieved an outstanding 32.4% growth in EBIT, before significant items. This excellent result was driven by improved in-market execution which saw electric cold drink coolers and the customer base grow by over 20% in Indonesia. The result was achieved in a challenging environment which saw significant fuel price increases and inflation in Indonesia. PNG delivered a strong full year result with solid EBIT margins.

SPCA delivered a solid result in the first ten months under CCA ownership, despite increased competition from imported private label products. We are very pleased with how quickly the business has integrated with CCA and the business is making good progress in transitioning to a modern customer service focused organisation. Investments have been made in customer service capability to strengthen key relationships and capital commitments made to warehouse consolidation and capacity expansion to build a stronger operating platform for the future.

2002

Acquisition of Rio Beverages, a juice manufacturer, in New Zealand.

Acquisition of Pacific Beverages, a manufacturer, marketer and distributor of fruit juices, cordials and other beverages in Australia.

Sale of PET manufacturing facilities in Australia.

Vanilla Coke launched in Australia and New Zealand.

L&P launched in New Zealand.

2003

Neverfail Springwater and Peat's Ridge Springs acquired giving CCA access to the home and office delivery water market in Australia.

Diet Coke with Vanilla launched in Australia.

National rollout of Frestea in Indonesia.

2004

Acquisition of Quirk's Refrigeration in Australia.

Acquisition of Crusta Fruit Juices in Australia.

Opening of CCA's first automated distribution warehouse in Mentone, Victoria.

Sprite zero launched in New Zealand.

E2 Energy launched in New Zealand.

2005

CCA becomes the sole Australian Coca-Cola licensee following the acquisition of the Northern Territory Coca-Cola beverages licence.

Acquisition of SPCA in Australia.

Acquisition of Grinders Coffee in Australia.

Sprite zero launched in Australia.

Minute Maid launched in South Korea.

Launch of Coca-Cola zero

In January 2006, CCA Australia undertook its biggest ever product launch. Coca-Cola zero, with the real taste of Coca-Cola and zero sugar, is a significant initiative by the Coca-Cola system to meet consumer demand for lower calorie beverages.

TCCC and CCA's $18 million launch campaign included an unprecedented integrated media program, accelerated cooler placements and extensive in-field merchandising.

In mid January, a 1,000 strong Market Impact Team (MIT) joined CCA's sales force for a two week intensive merchandising effort. The MIT consisted of local CCA employees redeployed from non-sales roles and 198 international employees from 42 countries within the Coca-Cola system.

Customer and consumer response to the launch has been overwhelming, far exceeding expectations. The first five week period of scan data indicated that the total cola category grew by more than 20% in foodstores, with Coca-Cola brands up significantly. In the first two months of the year, Coca-Cola zero, combined with a solid summer season, has resulted in Australian volumes growing by more than 10%.

Coca-Cola zero is expected to become a significant product within CCA's brand portfolio and was launched into New Zealand in February.

Capital management

CCA's priorities for using its cash flow are to reinvest in value-adding growth opportunities and to pay out a high portion of profits to shareholders as dividends.

The most significant use of cash over the next three years will be in the construction of automated warehouses in Sydney and Auckland for a total cost of $250 million.

The success of CCA's first automated warehouse in Mentone in Victoria underpins our confidence that these investments will materially improve customer service levels while generating cost savings for CCA.

CCA's cold drink cooler rollout continued in 2005. CCA deployed over 45,000 coolers at a cost of $74 million and the business will spend a similar amount in 2006.

CCA is committed to maintaining the high dividend payout ratio. The current payout ratio of 73.5% of net profit is within the target payout range of 70% to 80%.

CCA's expansion into non-carbonated beverages and food


5%
9%
95%
71%
2001
2005
Carbonated soft drinks
Non-carbonated beverages
Food

Revenue split

By broadening the product offering, CCA has grown its non-carbonated beverage business into bottled water, juice, sports drinks, ready-to-drink tea and with the acquisition of SPC Ardmona, CCA has entered the ready-to-eat deciduous fruit category. Since 2001, revenue generated from non-carbonated beverages and food has grown from 5% to 29% of total revenue in 2005. Combined with strong cost discipline, EBIT margins have grown from 11.4% to 14.3%.

International Financial Reporting Standards

CCA has adopted Australian equivalents to International Financial Reporting Standards (AIFRS) for 2005. The financial report for the full year to 31 December 2005 is CCA's first full year report under the new standards. AIFRS will have a negligible impact on earnings in future years and will not affect cash flows, debt servicing capability or the ability of CCA to pay dividends. More detail on the changes is included in Note 3 to the Financial Report.

Our people

It is important that we recognise the efforts of the nearly 19,000 people who are the foundation of CCA. They have been integral in delivering this year's performance and positioning the Company to meet our future objectives.

Our people are the face of our Company and our success would not be possible without their passion for our brands, and their commitment and dedication to improving our business each day.

2006 outlook

The growth in 2006 will be underpinned by the strong new product pipeline, led by the launch of Coca-Cola zero in Australia and New Zealand. Our goal is to grow per capita consumption of our products and to reinforce our brand portfolio's leadership position.
We expect the higher levels of marketing spend from both CCA and TCCC will drive additional volume and value growth. The solid start to 2006 provides us with a high level of confidence that CCA will continue to improve its market position and deliver another year of solid earnings growth.

Terry Davis
Group Managing Director

Share price – Relative performance



Coca-Cola Amatil
S&P ASX 100 Index
Note: CCA's share price and the S&P ASX 100 Index have been indexed to 100 from 1 January 2001 to allow meaningful comparison.
2001
2002
2003
2004
2005

Key Business Drivers

The organisation remains focused on growing per capita consumption of its beverage and food brands in each of its markets. To achieve this outcome, CCA concentrates on the successful execution of five key business drivers:

1 Product and package innovation

2 Non-carbonated beverage and food growth

3 Expanding the availability of CCA products into new outlets

4 Customer service enhancement

5 Revenue management and cost discipline

1

Key Business Driver

Product and package innovation



DEEP SPRING
ORANGE & PASSIONFRUIT
L&P
LEMON & PAEROA
zero
real taste

CCA is continuously expanding its product and package offering to bring sizzle to categories and excitement to our consumers.

We aim to:

- keep categories fresh and exciting by delivering products that meet the changing needs of consumers;
- introduce brand extensions that leverage the strength of our core brands;
- expand into new product categories; and
- develop creative and lower cost packaging solutions.

2005 review

In 2005, CCA launched 74 new and innovative products and packages, contributing to the more than 250 new products launched by CCA over the past five years. Some of the new products which have become important to the CCA brand portfolio include:

- e2 Energy in New Zealand;
- Minute Maid in South Korea; and
- Frestea in Indonesia.

In January 2006, CCA Australia undertook its biggest ever product launch. Coca-Cola zero, with the real taste of Coca-Cola and zero sugar, is a significant initiative by the Coca-Cola system to meet consumer demand for lower calorie beverages. Both customer and consumer response to the launch has been overwhelming, far exceeding expectations.

In Australia, Deep Spring was reformulated and relaunched in a new proprietary bottle. A new more 'squeezable' Powerade pack was introduced which is lighter. It uses 10% less resin, saving $2 million per annum in production costs. Sprite zero was successfully launched in Australia at the beginning of 2005, growing total Sprite brand revenues for the year by 10%.

New Zealand introduced some exciting new rotational Coke flavours including Coke with Raspberry and Coke Citra. The classic L&P brand entered the low calorie segment launching L&P Sweet As and as a result grew L&P brand revenue by 9%[1]. Keri juice, the number one juice brand in New Zealand, released the innovative new three litre 'easy grip' bottle, further strengthening the brand's position.

In Indonesia, CCA focused on expanding the soft drink culture and in 2005 introduced new carbonated products including the Fanta 'Splash' bottle, Fanta Creamy and Sprite Ice. Together with new pack sizes, these brands grew CSD revenue by 12%[1] in 2005.

1 In local currency

New product launches



80
60
40
20
0
01
02
03
04
05

In 2005, CCA launched 74 new and innovative products and has launched more than 250 new products over the past five years.

Non-carbonated beverage and food growth


SPC
SLICED
Beetroot
1kg
FLAVOUR SEALED IN
FRIDGE PACK
Minute Maid
MOUNT FRANKLIN
Lightly Sparkling
MOUNT FRANKLIN
Still

CCA is making good progress in building its presence in health and wellbeing categories through its non-carbonated beverages and ready-to-eat packaged fruit business.

Over the last four years, CCA has increased its presence in:

- bottled water – including single serve and home and office delivered;
- juice – including single serve and freshly squeezed;
- sports drinks – Powerade;
- ready-to-drink tea – Nestea; and
- ready-to-eat deciduous fruit.

2005 review

Growing per capita consumption of non-alcoholic beverages continues to be a key priority for CCA and has underpinned CCA's investment in the bottled water, juice and sports drinks categories. With the acquisition of SPCA in 2005, CCA now has a strong presence in the growing ready-to-eat deciduous fruit segment. Since 2001, CCA has increased annual revenue from sources other than carbonated beverages from 5% to 29%.

In Australia, CCA has a powerful portfolio of water brands including Mount Franklin, Pump and Neverfail.

In 2005, CCA launched Mount Franklin Lightly Sparkling and Mount Franklin Still in glass bottles to cater to the growing hotel, restaurant and café channel.

Fruitopia was relaunched in June 2005, kick starting CCA's juice growth in Australia. Fruitopia J was launched as a single serve offering into the convenience and leisure channel. Fruitopia Classic, a premium chilled product, caters to the grocery channel and Fruitopia Alive is CCA's first fruit smoothie offering. It's a nutritious and delicious blend of juices with all the goodness of a daily hit of fruit.

The world's biggest juice brand Minute Maid was launched in South Korea in June 2005. In its first eight months Minute Maid has captured around 20% of the 100% juice segment. The Minute Maid 100% juice range includes Bone PLUS, Heart PLUS and Kids PLUS and a Fresh Mix range of less than 25% juice products.

In Indonesia, CCA launched Frestea Green, a ready-to-drink green tea.

SPC Ardmona, developer of the unique resealable Fridge Pack, extended the range in 2005 with Beetroot, Pink Lady Apple and Pineapple offerings. These products, aimed at accessing the snack and breakfast market, have contributed to significant category growth with SPCA's share growing from nothing to 22% in just three years.

In September 2005, CCA purchased the Grinders premium roasted coffee business in Australia. The acquisition will further enhance CCA's product offering in the high growth hotel, restaurant and café channel.



3

Key Business Driver

Expanding the availability of CCA products into new outlets



CCA is expanding the availability of its products to consumers through the placement of cold drink coolers in convenience and leisure and foodstores as well as through the expansion of its customer base.

The success of this program is driven by:

- innovation in cold drink coolers to tailor size, style and functionality to suit the increasingly diverse customer base;
- expansion into non-traditional outlets like pharmacies, florists and butchers;
- innovation in vending machines; and
- development of model markets which drive consumption in high traffic areas through unique merchandising and cold drink cooler placement.

2005 review

Cold drink coolers

Increasing the penetration of cold drink coolers in the marketplace is a key driver to building the brand franchise as well as growing the high margin immediate consumption category. Since 2001, CCA has grown its base of cold drink coolers by 60%. In 2005 alone, there was a 19% increase in the cold drink cooler base with over 45,000 coolers deployed across all markets bringing the total to over 300,000 coolers.

CCA is responding to the changing retail market by introducing cold drink coolers that suit customer space and design needs while improving accessibility to products. Some of the newer coolers include bench top coolers for small customers, open air coolers for high traffic areas and retro coolers which suit the aesthetics of restaurants and cafés.

In South Korea, cooler penetration per capita is about one third of that in Australia. In 2005, over 20,000 coolers were placed in South Korea, an increase of over 30%.



In Indonesia CCA placed 15,000 electric coolers and 60,000 ice chests in 2005, an increase of 20% and 60% respectively. Ice chests have been introduced as a way of accessing the large base of small customers that do not have access to electricity.

Outlet expansion

CCA continued to increase the availability of its products through expansion of its customer base. In 2005, the active customer base grew by 15% to over 600,000 customers. In Australia and New Zealand, CCA is expanding into non-traditional outlets including florists and pharmacies, while in South Korea and Indonesia the focus is on the increasing penetration into the growing foodstores channel.

One of SPCA's key revenue growth opportunities is to leverage CCA's distribution capabilities to take SPCA products into new channels. In October 2005, SPCA successfully trialled its Goulburn Valley snack pack range in the convenience and petroleum channel.

Cold drink coolers



320,000
240,000
160,000
80,000
0
01
02
03
04
05

CCA grew its cold drink cooler base by 19% in 2005.

Active customers



640,000
480,000
320,000
160,000
0
01
02
03
04
05

CCA's active customer base grew by 15% in 2005.

Key Business Driver
4 Customer service enhancement



Satisfying our customers is CCA's top priority. By developing tailored solutions for our key customers, CCA aims to grow each of our customers' category profitability and to be there supplier of choice.

We strive to:

- deliver all customer orders in full, on time and accurately invoiced;
- make ourselves increasingly easy to do business with through greater use of technology;
- strengthen our sales force capability through our 'Coke Connect' call centres; and
- develop customer solutions, from shelf ready packaging to channel specific packs, to cater to customer requirements.


Coca-Cola. Coca-Cola.


0658 8-1.5Litre PET Bottles
USE EARLIEST DATE FIRST. STORE IN A COOL DRY PLACE.
Coca-Cola
1.5L Coca-Cola. 1.5L

CCA is the leader in developing industry solutions that help improve customer and CCA profitability.

In Australia CCA has implemented shelf friendly packaging that will reduce handling, increase speed of shelf replenishment and facilitate outstanding product presentation on shelf.

2005 review

Coke Connect

CCA's Coke Connect call centres have been established in Australia and New Zealand to provide a low cost, high quality, reliable ordering system for customers, tailoring service by customer and channel, enabling the sales force to focus more time on conceptual selling.

In Australia, the success has been outstanding:

- Coke Connect generated sales of over $1 billion in 2005;
- 75,000 (or 79%) of customer orders are managed by Coke Connect;
- more than 80% of all orders are placed via Coke Connect; and
- 2.6 million telesales calls are made annually or 10,500 per day.

SPC Ardmona improvements

By utilising the CCA Customer Business Planning model, SPCA has improved brand ranging, shelf presence, service levels and category profitability. Utilising Aztec and A.C. Nielsen data, revenue management, forecast accuracy and customer category profitability are being gradually improved. Positive feedback has already been received from customers regarding the new approach.

Shelf ready packaging

CCA is the leader in developing industry solutions that help improve customer and CCA profitability.

In Australia CCA has implemented shelf friendly packaging that will reduce handling, increase speed of shelf replenishment and facilitate outstanding product presentation on shelf.

5 Key Business Driver

Revenue management and cost discipline



$8.88
$8.88

We endeavour to create a perfectly merchandised beverage landscape, supplying the right product in the right pack, delivered through the right channel at the right price, for the right consumption occasion.

We are continuously researching the consumer to optimise the volume, mix and price outcome:

- with a relentless focus on creating impulse purchases by making the purchase simple and compelling for our consumers; and
- with equal commitment we are focused on driving costs down for us and our customers through supply chain improvement.





As a result of the success of CCA's first automated distribution centre in Victoria, CCA has commenced development of similar facilities in Sydney and Auckland which are due for completion in mid 2008. At a combined cost of $250 million, the Sydney and Auckland automated warehouses represent significant investments in enhancing customer service while reducing supply chain costs.

2005 review

Automated distribution

CCA's $30 million automated distribution centre in Victoria, opened in June 2004, has generated annual cost savings of $7 million. CCA has achieved improvements in customer service with a reduction in turnaround time for orders and improvements in pick accuracy, as well as benefiting from improvements in labour productivity.

As a result of the success of the Victorian facility, CCA has commenced development of similar facilities in Sydney and Auckland, due for completion in mid 2008. At a combined cost of $250 million, the Sydney and Auckland automated warehouses represent significant investments in enhancing customer service while reducing supply chain costs.

Warehouse consolidation

Warehouse consolidation has commenced with the construction of a $15 million warehouse, adjacent to the current Shepparton manufacturing facility. SPCA will reduce the number of offsite finished goods warehouses from 12 to two with expectations of savings to be in excess of $2 million per annum. The new facility is expected to be operational by the end of 2006.

Increasing product presence

In the convenience and leisure channel, CCA has placed thousands of the stylish Mount Franklin 'wave' racks over the past twelve months with a wide range of customers. The water category has great potential, with consumption per capita growing as consumers drink more water as both a cold and ambient product.

Channel specific packaging

CCA has a wide range of customers with different product and packaging needs. In the hotels, restaurants and café channel, CCA has introduced traditional glass bottles as a point of differentiation to improve our customers' and CCA's profitability.

CCA at a Glance

CCA is the largest bottler of non-alcoholic ready-to-drink beverages in the Asia-Pacific region and one of the top five Coca-Cola bottlers in the world.

It employs nearly 19,000 people and in beverages has access to 283 million consumers through over 600,000 active customers.

Beverages – 91% of sales

CCA operates in six countries – Australia, New Zealand, Fiji, South Korea, Indonesia and PNG.

Food – 9% of sales

SPC Ardmona is the largest supplier of ready-to-eat fruit and vegetable products in Australia.

Growing our share of throat

CCA has leading market share positions in all markets.

In 2001 CCA recognised the imperative to become a broader based beverage business. We recognised the opportunity to accelerate our growth into non-carbonated beverages where we had only a small presence.

Since 2001, non-carbonated beverages have grown from 5% to 22% of beverage revenue and there is still considerable scope to increase our market share of this fast growing category.

In addition, the acquisition of SPC Ardmona in February 2005 has provided leading brands (SPC, Goulburn Valley and Ardmona) to further develop our portfolio of health and wellbeing products.

Australia

2005 Financial summary	A$m	% of CCA
Sales revenue	2,125.1	53
EBIT[1]	455.5	75
Capital employed[2]	1,476.3	41

Leading brands



CCA market share

Carbonated beverages
Key brands: Coke, Fanta, Sprite
Major competitor: Pepsi/Schweppes
Growth drivers: Low calorie
Category growth (3 yrs): 1.3%


57%

Water
Key brands: Mt Franklin, Pump
Major competitor: P&N
Growth drivers: Cold single serve packs
Category growth (3 yrs): 6.3%



Juice
Key brands: Fruitopia
Major competitor: Berri
Growth drivers: Health and wellbeing
Category growth (3 yrs): 6.0%


8%

Sports
Key brands: Powerade
Major competitor: Pepsi/Schweppes
Growth drivers: Health and wellbeing
Category growth (3 yrs): 21.8%



Energy
Key brands: Recharge by Sprite
Major competitor: Frucor
Growth drivers: Product innovation and lifestyle
Category growth (3 yrs): 27.5%


7%

Market share data relates to the foodstores channel.

Pacific (New Zealand & Fiji)

2005 Financial summary	A$m	% of CCA
Sales revenue	451.9	11
EBIT[1]	72.0	12
Capital employed[2]	398.0	11

Leading brands



CCA market share – New Zealand

Carbonated beverages
Key brands: Coke, Fanta, Sprite
Major competitor: Housebrands
Growth drivers: Low calorie
Category growth (3 yrs): 5.2%


75%

Water
Key brands: Pump, Kiwi Blue
Major competitor: Frucor
Growth drivers: Health and wellbeing
Category growth (3 yrs): 24.4%



Juice
Key brands: Keri
Major competitor: Frucor
Growth drivers: Chilled juice
Category growth (3 yrs): 9.3%



Sports
Key brands: Powerade
Major competitor: n/a
Growth drivers: Health and wellbeing
Category growth (3 yrs): 16.7%



Energy
Key brands: e2, Lift Plus
Major competitor: Frucor
Growth drivers: Product innovation and lifestyle
Category growth (3 yrs): 22.4%


3%

Market share data relates to the grocery and petroleum channel.

South Korea

2005 Financial summary	A$m	% of CCA
Sales revenue	630.7	16
EBIT[1]	-6.6	-1
Capital employed[2]	705.8	19

Indonesia & PNG

2005 Financial summary	A$m	% of CCA
Sales revenue	427.9	11
EBIT[1]	42.9	7
Capital employed[2]	259.2	7

SPC Ardmona

2005 Financial summary	A$m	% of CCA
Sales revenue (10 months)	351.9	9
EBIT[1] (10 months)	45.7	7
Capital employed[2]	815.9	22

1 CCA Group EBIT of $570.6 million includes $38.9 million of corporate/unallocated costs not included in the above summary.
2 CCA Group capital employed of $3,557.5 million as at 31 December 2005 includes ($97.7) million of corporate/unallocated capital employed not included in the above summary.

Leading brands



CCA market share

Carbonated beverages
Key brands: Coke, Fanta
Major competitor: Lotte
Growth drivers: New packaging and brand extensions
Category growth (3 yrs): -10.0%


48%

Juice
Key brands: Minute Maid
Major competitor: Lotte
Growth drivers: Health and wellbeing
Category growth (3 yrs): -2.8%


6%

Water
Key brands: Soonsoo100
Major competitor: Nongshim
Growth drivers: Health and wellbeing
Category growth (3 yrs): 8.0%


13%

Sports
Key brands: Powerade
Major competitor: Dong-A
Growth drivers: Health and wellbeing
Category growth (3 yrs): -2.8%


20%

RTD tea
Key brands: Nestea
Major competitor: Lotte
Growth drivers: Asian tea
Category growth (3 yrs): 20.3%


5%

Market share data relates to hyper and supermarkets, mom and pop stores and convenience channels.

Leading brands



CCA market share – Indonesia

Carbonated beverages
Key brands: Sprite, Fanta, Coke
Major competitor: Pepsi
Growth drivers: New flavours and packs
Category growth (3 yrs): -3.0%


89%

RTD tea
Key brands: Frestea
Major competitor: Sosro
Growth drivers: Fruit flavours
Category growth (3 yrs): 8.0%



Water
Key brands: Ades
Major competitor: Aqua
Growth drivers: Low availability of quality drinking water
Category growth (3 yrs): 14.0%


1%

Sports
Key brands: Powerade Isotonic
Major competitor: Pocari Sweat
Growth drivers: Health and wellbeing
Category growth (3 yrs): 23.0%


2%

Market share data relates to all channels.

Leading brands


Ardmona
Baked beans

SPCA market share

Canned Fruit
Key brands: Goulburn Valley, SPC
Major competitor: Golden Circle
Growth drivers: Resealable Fridge Pack
Category growth (3 yrs): 7.5%


66%

Fruit snacks
Key brands: Goulburn Valley, SPC
Major competitor: n/a
Growth drivers: Health and wellbeing
Category growth (3 yrs): 5.0%


90%

Spreads
Key brands: IXL
Major competitor: Cottees, St Dalfour
Growth drivers: Premium jams
Category growth (3 yrs): -2.9%


29%

Tinned tomatoes
Key brands: Ardmona
Major competitor: Imports and housebrands
Growth drivers: Value-added products
Category growth (3 yrs): 2.0%


36%

Baked beans & spaghetti
Key brands: SPC
Major competitor: Heinz
Growth drivers: Health and wellbeing
Category growth (3 yrs): 2.2%


25%

Australia

2005 overview

The Australian business achieved EBIT growth of 5.3% on revenue growth of 4.1%. This is a solid result in a non-alcoholic ready-to-drink (NARTD) beverage market that experienced softer demand, due to higher fuel prices and generally lower consumer spending. Increases in commodity costs, including PET resin, aluminium and sugar, were recovered through higher pricing and other revenue management initiatives.

CCA continued to demonstrate the strength of its brand portfolio, maintaining its market share in foodstores in 2005. CCA's pricing discipline and category leadership strategy continue to deliver a sustainable platform for growing customer and consumer relationships.

Highlights

Product & package innovation: Major CSD launches for 2005 included Sprite zero and Coke with Lime. Sprite zero has been a great success, growing total Sprite revenue by 10%. CSD brands again delivered positive revenue growth, led by diet CSDs, with diet Coke growing more than 8%. The diet category has delivered 10% revenue growth per annum over the past three years as consumers shift to lower calorie beverage options. The launch of Coca-Cola zero in January 2006 has given a significant boost to CCA's low calorie CSD portfolio.

Non-carbonated beverages expansion: CCA's non-carbonated beverages delivered another solid year of growth, accounting for over 20% of CCA's Australian revenue. Growth was led by water, with Mount Franklin and Pump both growing revenue around 15% in 2005. Fruitopia J, Classic and Alive (launched mid 2005) contributed 3 million unit cases of additional volume.

Cold drink cooler placement: CCA's cooler placement program continues to drive strong performances in both the convenience and leisure and foodstores channels, with a 12% net increase in cold drink coolers in the year.

Outlet expansion: Retail customer numbers grew, in net terms, by almost 4%. This growth has been achieved from a focus on ranging our products in non-traditional outlets including pharmacies and newsagents and by growing the hotel, restaurant and café channel.



Year ended 31 December

	2005	2004	Change
Sales revenue ($ million)	**2,125.1**	2,041.6	4.1%
Revenue per unit case	$6.60	$6.32	4.4%
Volume (million unit cases)	322.0	322.9	-0.3%
EBIT ($ million)	**455.5**	432.5	5.3%
EBIT margin	**21.4%**	21.2%	0.2pts
Capital expenditure to revenue	**7.8%**	6.3%	–

Australia

Warwick White
Managing Director, Australia

Tessa O'Sullivan
Chief Financial Officer, Australia

Note: all 2001-2003 numbers prepared under AGAAP. All 2004 and 2005 numbers prepared under AIFRS

Capital Employed


41%

The Australian business represents 41% of CCA's (excluding corporate/unallocated) capital employed.

Revenue $M


2,200
1,650
1,100
550
1,675.1
1,776.8
1,882.9
2,041.6
2,125.1
01
02
03
04
05

Revenue increased 4.1% in 2005 and has increased at a CAGR[2] of 6.1% since 2001.

EBIT[1] $M


500
375
250
125
0
288.9
317.0
377.7
432.5
455.5
01
02
03
04
05

Earnings increased 5.3% in 2005 and have increased at a CAGR[2] of 12.1% since 2001.

1. Before significant items.
2. Compound annual growth rate.

Pacific (New Zealand & Fiji)

2005 overview

Trading in New Zealand was significantly affected by a softening in consumer confidence and spending with nine interest rate rises in the last two years impacting discretionary spending. In local currency, New Zealand increased sales revenue by 2.5% while Fiji delivered a strong 11.1% revenue growth. Local currency case rates increased 4.6% in New Zealand, a result of price increases taken in July as well as a mix shift to higher value, lower margin products including juice. Softer demand, combined with high levels of price competition in key categories throughout the year, meant that the New Zealand business did not fully recover COGS increases for 2005 with EBIT for the region declining by 12.1%.

Highlights – New Zealand

Product & package innovation: The CSD category was supported by the introduction of Coke and diet Coke with Raspberry, Coke and diet Coke with Citra and L&P Sweet As. Low calorie CSDs continued to experience strong growth with diet Coke revenue up 10%. The launch of Coca-Cola zero in February 2006 has given a significant boost to CCA's low calorie CSD portfolio.

Non-carbonated beverage expansion: CCA's water and sports categories continue to perform well with local currency revenue growth of over 20% led by Pump, Kiwi Blue and Powerade. The juice category returned to profitability in the last quarter following the introduction of the Keri three Litre 'Easy Grip' pack and price rises in September.

Cold drink cooler placement: CCA's cooler placement program continues with a 10% increase in the cooler base.

Supply chain improvement: Development of the NZ$80 million warehousing facility, being built on CCA's existing manufacturing facility in Auckland, has commenced and is expected to be completed by mid 2008. This project will lead to significantly enhanced customer service and reduced supply chain costs.

Fiji delivered a strong full year result with local currency sales revenue growing 11.1%, combined with solid EBIT margins.

Year ended 31 December

	2005	2004	Change
Sales revenue ($ million)	**451.9**	427.2	5.8%
Revenue per unit case	$6.73	$6.31	6.7%
Volume (million unit cases)	67.1	67.7	-0.9%
EBIT ($ million)	**72.0**	81.9	-12.1%
EBIT margin	**15.9%**	19.2%	-3.3pts
Capital expenditure to revenue	**5.8%**	5.4%	–



Capital Employed



The Pacific region represents ...% of CCA's (excluding corporate/unallocated) capital employed.

Revenue $M



345
230
115
271.8
322.2
411.1
427.2
451.9
01
02
03
04
05

Revenue increased 5.8% in 2005 and has increased at a CAGR[2] of 13.6% since 2001.

EBIT[1] $M



90
60
30
0
40.6
55.7
75.9
81.9
72.0
01
02
03
04
05

Earnings decreased 12.1% in 2005 but have increased at a CAGR[2] of 15.4% since 2001.

1. Before significant items.
2. Compound annual growth rate.

Pacific
George Adams
Managing Director, New Zealand & Fiji

Note: all 2001-2003 numbers prepared under AGAAP. All 2004 and 2005 numbers prepared under AIFRS

South Korea

2005 overview

In 2005, CCA successfully broadened its portfolio of beverages in South Korea with the launch of Minute Maid, extending the CCA brand portfolio offering into the health and wellbeing segment. A return to growth in volumes for the region was achieved despite a continuing difficult external trading environment.
The full year EBIT loss was $6.6 million, with the second half EBIT loss of $7.5 million being a $0.8 million improvement on the 2004 performance[1].

The South Korean business achieved some significant milestones for the year including a 32% increase in the number of cold drink coolers in the trade, improved merchandising of products and implementation of initiatives to reduce the high operating cost base of the business. While there have been some signals that the South Korean economy is starting to improve, the total NARTD market for the year was down 6.6% in the foodstores channel. CCA gained both volume and value share of the NARTD market over the year due to the launch of Minute Maid and improvements in in-market execution.

Highlights

Carbonated soft drink performance: Brand Coca-Cola achieved both volume and revenue growth in the second half due to a significant focus on trade execution standards and increased marketing spend by TCCC.

Non-carbonated beverage expansion: The launch of Minute Maid has strengthened the South Korean portfolio and by December 2005 it had become the number two brand in 100% orange juice.

Cold drink cooler placement: The South Korean cooler placement program continued with a 32% increase in coolers in 2005.

Workplace reform initiatives: CCA is redeploying up to 200 employees into merchandising roles, increasing the size of the sales force by over 20%. CCA has offered an early retirement plan to South Korean employees that is expected to result in a reduction in the full time equivalent employee base of at least 6% from distribution, back office and head office areas. These initiatives will significantly lower the cost of doing business in South Korea.



Year ended 31 December

	2005	2004	Change
Sales revenue ($ million)	**630.7**	561.5	12.3%
Revenue per unit case	$5.01	$4.58	9.4%
Volume (million unit cases)	126.0	122.7	2.7%
EBIT ($ million)[1]	**-6.6**	4.6	–
EBIT margin[1]	**-1.0%**	0.8%	-1.8pts
Capital expenditure to revenue	**6.7%**	6.2%	–

South Korea

Peter Kelly (left)
Regional Director, Asia

Randall (centre)
Managing Director,
South Korea

David Gate (right)
Chief Financial Officer,
South Korea

Note: all 2001-2003 numbers prepared under AGAAP. All 2004 and 2005 numbers prepared under AIFRS

Capital Employed



19%

The South Korean business represents 19% of CCA's (excluding corporate/unallocated) capital employed.

Revenue $M



880
660
440
220
844.5
837.5
612.5
561.5
630.7
01
02
03
04
05

Revenue increased 12.3% to $630.7 million in 2005.

EBIT[1] $M



80
60
40
20
0
35.3
62.0
14.2
4.6
-6.6
01
02
03
04
05

Earnings decreased by $11.2 million in 2005.

1 Before significant items.

Indonesia & PNG

2005 overview

The Indonesian business delivered a standout result in 2005 as it continued to build on the gains made in 2004. Improved in-market execution helped to drive increased consumption of CCA's products and has been well supported by increased brand investment from TCCC.

In local currency terms, Indonesia delivered its highest ever sales revenue and EBIT, with sales revenue growth of 13.2% and EBIT[1] growth of 49.6%. However, due to the 11% depreciation of the Indonesian Rupiah over the period, EBIT[1] in Australian dollars for the region showed an increase of only 32.4% to $42.9 million. While the Indonesian business has benefited from the removal of the 10% luxury goods tax on carbonated soft drinks, the external market conditions continued to be challenging with natural disasters, currency fluctuations and the removal of the fuel subsidy by the Indonesian Government.

Highlights – Indonesia

Expanding the soft drink culture: Volume growth in Indonesia continues to gain momentum by increasing the availability and presence of the brands. Revenue from CSDs grew by 12%, in local currency terms, led by brand Coca-Cola, Sprite and Fanta.

Product & package innovation: In 2005, major new product launches included Powerade and Frestea Green Tea. The CSD portfolio was expanded through the introduction of package size and flavour extensions.

Outlet expansion: Indonesia's active customer base grew by over 20% to nearly 400,000 direct served customers, supported by a larger sales force.

Cold drink cooler placement: A key element of the strategy is to increase the presence and availability of cold product. In 2005, cooler numbers increased by 20% and 60,000 ice chests were placed in the trade, an increase of 60% for the year.

PNG delivered a strong full year result with local currency sales revenue growing 7.1% combined with solid EBIT margins.

Year ended 31 December

	2005	2004	Change
Sales revenue ($ million)	**427.9**	419.8	1.9%
Revenue per unit case	$3.45	$3.71	-7.0%
Volume (million unit cases)	124.0	113.1	9.6%
EBIT ($ million)[1]	**42.9**	32.4	32.4%
EBIT margin[1]	**10.0%**	7.7%	2.3pts
Capital expenditure to revenue	**9.0%**	6.1%	–



Indonesia & PNG

Peter Kelly (left)
Regional Director, Asia

John Seward (centre)
Managing Director, Indonesia & PNG

Steve Gallagher (right)
Chief Financial Officer, Indonesia

Capital Employed


%

Indonesia & PNG represent [illegible]% of CCA's (excluding corporate/unallocated) capital employed.

Revenue $M


500
400
300
200
100
479.6
496.1
450.6
419.8
427.9
01
02
03
04
05

Revenue increased 1.9% to $427.9 million in 2005.

EBIT[1] $M


50
40
30
20
10
0
49.8
28.8
28.5
32.4
42.9
01
02
03
04
05

Earnings increased 32.4% in 2005 and have increased at a CAGR[2] of 14.2% since 2002.

1 Before significant items.
2 Compound annual growth rate.

Note: all 2001-2003 numbers prepared under AGAAP. All 2004 and 2005 numbers prepared under AIFRS

SPC Ardmona

2005 overview

For the first 10 months under CCA ownership, SPCA delivered a solid earnings result with EBIT of $45.7 million, which was slightly ahead of CCA's expectations. This was despite the impact of a softer consumer environment in Australia, as well as an intensifying competitive environment which saw greater competition from imported private label products.

2005 has been a year of transition for SPCA, with investments in customer service capability to strengthen key relationships, and capital commitments made to warehouse consolidation and capacity expansion to build a stronger operating platform for the future.

Highlights

Product & package innovation: SPCA extended the unique resealable Fridge Pack range in 2005 with Beetroot, Pink Lady Apple and Pineapple offerings. The resealable Fridge Pack, aimed at accessing the snack and breakfast market, has contributed to significant growth in the fruit category with SPCA's share, growing from nothing to 22% in just three years.

New channel opportunities: One of SPCA's key revenue growth opportunities is to leverage CCA's distribution capabilities to take SPCA products into new channels. In October 2005, SPCA successfully trialled its Goulburn Valley snack pack range in the convenience and petroleum channel.

Supply chain improvements: Construction commenced of a $15 million warehouse which will consolidate the number of offsite finished goods warehouses from 12 to two with expectations of savings to be in excess of $2 million per annum. In addition, SPCA will drive manufacturing efficiencies by increasing capacity by 30% for the high growth resealable plastic fruit packs and achieve cost reduction in the post production, labelling and handling activities through upgrading of manufacturing equipment. In 2006, SPCA will commence trialling alternative production methods that will allow for the production of more fruit based products out of the main fruit season. This should reduce inventory peaks, increase ability to pack to order and better utilise the permanent work force.



Year ended 31 December

	2005 (10 months)	2004	Change
Sales revenue ($ million)	**351.9**	–	–
EBIT ($ million)	**45.7**	–	–
EBIT margin	**13.0%**	–	–
Capital expenditure to revenue	**6.2%**	–	–

SPC Ardmona

Nigel Garrard (left)
Managing Director,
SPC Ardmona

Steve Perkins (right)
Chief Financial Officer,
SPC Ardmona

Capital Employed


22%

SPC Ardmona represents 22% of CCA's (excluding corporate/ unallocated) capital employed.

Five Year Financial Performance Summary

		2005[1]	2004[1]	2003[1]	2002[1]	2001[1,2]
Ongoing Business						
Sales Volume – unit cases	million	**639.1**	626.4	599.7	603.3	595.3
Revenue from Sales of Beverages	$ million	**3,635.6**	3,450.1	3,357.1	3,432.6	3,271.0
Revenue from Sales of Food	$ million	**351.9**	–	–	–	–
EBIT[3]	$ million	**570.6**	518.3	470.0	421.9	372.3
EBIT Margin[3]	%	**14.3**	15.0	14.0	12.3	11.4
Operating Cash Flow	$ million	**435.2**	381.0	384.3	389.2	324.4
Capital Expenditure to Revenue[4]	%	**7.4**	6.1	4.8	2.8	4.7
Return on Average Capital Employed[3]	%	**17.5**	21.6	10.2	8.8	7.6
CCA Group						
Net Profit[3] – Ongoing business	$ million	**320.5**	274.3	238.8	205.5	171.1
– Philippines	$ million	–	–	–	–	30.2
Significant Items (net of tax)	$ million	–	2.3	-44.6	4.0	246.5
Net Profit	$ million	**320.5**	276.6	194.2	209.5	447.8
Gearing Ratios						
EBIT Interest Cover[3]	times	**4.1**	4.7	4.1	3.2	3.0
Net Debt to Equity	%	**149.7**	164.8	54.1	46.0	62.6
Balance Sheet						
Net Debt	$ million	**2,132.7**	1,536.8	1,579.5	1,478.6	1,897.1
Equity	$ million	**1,424.8**	932.5	2,921.7	3,215.2	3,032.0
Capital Employed (year end)	$ million	**3,557.5**	2,469.3	4,501.2	4,693.8	4,929.1
Per Share Information						
Earnings per Share – before Significant Items	cents	**43.3**	39.0	34.3	29.8	25.3
Earnings per Share	cents	**43.3**	39.3	27.9	30.4	56.2
Dividends per Share	cents	**31.5**	28.0	23.0	18.5	14.0
Level of Franking – Final	%	**100**	100	75	50	50
– Interim	%	**100**	100	50	50	50
Capital Return	cents	–	–	–	–	40.0

1 For 2005 and 2004 the financial information has been prepared under Australian equivalents to International Financial Reporting Standards (AIFRS), and for years prior to 2004 the financial information has been prepared under the previous framework of Australian Accounting Standards (AGAAP).

2 The Philippines operation was sold effective 27 April 2001, resulting in cancellation of $1,773.1 million of share capital and a gain on sale of $246.5 million after tax.

3 Before significant items.

4 2005 and 2004 capital expenditure includes purchases of returnable containers owing to a change in accounting policy in 2004, whereby returnable containers were reclassified from inventories to property, plant and equipment. 2003 and prior years have not been restated for this change.

Corporate Social Responsibilities Report

Across our six markets, CCA operates as a local business united with each local area through employees, customers, consumers and neighbours and government and community groups.

As a business, CCA actively supports its local communities through:

- providing direct employment in the region and ensuring employees develop skills in safe workplaces;
- using local materials and suppliers wherever practical to aid the development of that location; and
- providing a profitable consumer product that assists our customers' businesses to grow.

Providing support to social and environmental activities is firmly entrenched in CCA's business plans. The creation of profits enables CCA to expand our community and environmental programs. In turn, these programs help to sustain business performance by strengthening local economies, improving business efficiency and developing relationships with stakeholders, ultimately leading to increased shareholder returns.

Our community

Across six geographic locations, CCA provides support to established programs while also supporting new, innovative programs that focus on social issues which benefit local communities.

In Australia, Indonesia and South Korea, this support is channelled through Foundations jointly funded by CCA and TCCC. Many programs supported through these Foundations are based on the promotion of healthy active lifestyles in young people and empowering them through education.

In 2005, CCA Indonesia continued to assist in rebuilding efforts after the 2004 Boxing Day Tsunami. Support through The Coca-Cola Indonesia Foundation (CCIF) includes the allocation of AUD 1 million to be spent across 2005-06 on revitalizing small businesses within Aceh. To date, AUD 500,000 has been disbursed to 250 entrepreneurs in the form of kiosks, ice chests, working capital and other assistance to support their businesses.

Coca-Cola Indonesia's Learning Centre Program received a CSR Award from the Asian Institute of Management for assistance which has helped transform public libraries into Learning Centres. Since 2000, the Program has developed 24 Learning Centres across 14 provinces.

In 2005, CCA in South Korea supported local events such as the 9th Interdisciplinary Congress on Women and Food Bank's Food Donation Day, with Foundation support channelled to 16 underprivileged groups including orphanages and facilities for the disabled and elderly.



the active factor





The Active Factor program supports a number of initiatives targeted towards increasing activity in children. Active Factor is a proactive and responsible approach to helping government and community groups address the issues of obesity in Australia.

Over 300,000 people attended the 12th annual Coca-Cola Christmas in the Park in Auckland and Christchurch, New Zealand. In 2006, the event won a judges special mention award at the New Zealand Sponsorship Awards.

New Zealand, PNG and Fiji focused their 2005 activities on a range of community programs.

In New Zealand, CCA continued its support of community and non-profit organisations including Youthline and Out of School Care and Recreation (OSCAR). In partnership with OSCAR, the Coca-Cola system supports active lifestyles through the unbranded 'Go Kids!' program, with up to 11,000 children participating each day.

In 2005, Australia allocated approximately AUD 1 million through the Coca-Cola Australia Foundation. Funds were allocated to innovative programs focused on disadvantaged youth as well as programs which deliver the capacity to touch and change lives.

Examples of the programs supported in 2005 include:

- Australian Literacy and Numeracy Foundation's 'Remote Schools Project' which provided accredited literacy course work to English teachers and Indigenous non-teachers in remote, isolated or country schools;
- The Barnardos Australia 'Parenting Skills Program' which is aimed at developing a unique skills-based parenting program for the family of troubled adolescents; and
- Beyond Empathy's 'Pathways' mentoring strategy which is aimed at providing disadvantaged young people with leadership skills to establish and manage arts projects within their own communities, to effect change and eventually break the welfare cycle.

Health and wellbeing

CCA is aware of the community concern and ongoing public discussion over the impact that less active lifestyles are having on our physical health. CCA is taking a leadership position in the debate and developing a wide-ranging approach to the issue:

- we are expanding our beverage range to provide choice for everyone – carbonated beverages containing sugar, low calorie beverages, water, plain and flavoured mineral waters, fruit juices, sports drinks, iced tea and coffee. Our fruit and vegetable production company, SPC Ardmona, makes a large range of healthy fruit snacks;
- we actively support programs designed to encourage young people to be more physically active; and
- we engage in responsible marketing practices particularly in regard to children – we do not aim or direct any marketing activity to children under 12, and since 2004, we have voluntarily withdrawn our carbonated beverages containing sugar from primary schools in Australia and New Zealand for consumption by students.





CCA Indonesia continued to assist victims of the 2004 Boxing Day Tsunami. AUD 500,000 of the AUD 1 million pledged by The Coca-Cola Indonesia Foundation has already been disbursed.

Our environment

CCA is committed to understanding and minimising any adverse environmental impacts of our beverage and food manufacturing activities, recognising the key areas of impact are water and energy use, and post consumer waste.

Our key beverage operations across Australia, New Zealand, South Korea and Indonesia have certified ISO14001 environmental management systems in place, ensuring risks associated with our manufacturing processes are identified and appropriately managed.

Saving water/reducing waste

Advanced data collection processes enable us to track our environmental performance within the key areas of water and energy use and waste, and identify opportunities for further improvement. For beverage manufacturing, CCA measures the amount of water and energy used in the production of one litre of finished beverage. 2005 saw Australian beverage operations further embrace water conservation with the implementation of water savings initiatives resulting in a 4% reduction in water use per finished beverage litre. This equates to a direct water saving of over 95 million litres.

Improvements in waste management across our Australian beverage operations have also seen an increase in onsite recycling rates, bringing the current rate to 77% diversion from landfill. In New Zealand, CCA currently recycles 86% of all its solid waste and is constantly looking for new and innovative ways to reduce waste.

Better packaging

CCA's commitment to waste reduction and best practice in manufacturing also extends to our continued involvement in nationally based packaging initiatives.

We recognise that as a manufacturer of fast-moving consumer goods, we have a role to play in reducing the environmental impact of our packaging on the community. CCA's methodology for addressing this issue varies across our geographic locations due to variations in packaging, reprocessing and collection facilities.

The New Zealand business has joined forces with industry, government, and waste management non-government organisations as active members of the 2004 Packaging Accord and the Government-led Litter Alliance. The Accord has stretch recycling targets for paper (55%), aluminium (65%), glass (55%), plastic (23%) and steel (43%) to be



CCA is an active player in the community, proudly partnering with several national and state-based Australian charities. Mission Australia, CanTeen, WWF and Children's Hospitals in each state benefit from support that includes product donations and employee donations.

reached by 2008. CCA played a pivotal role in the industry group that solved the glass collection crisis that almost toppled kerbside collection in New Zealand.

The New Zealand business has also established a beverage industry action group (EBAG) to address and achieve the targets set under the Packaging Accord. Achievements of this group to date include member companies ensuring all their packaging is recyclable and development of national event recycling guidelines. These have been successfully trialled at Coca-Cola Christmas in the Park in Auckland and Christchurch.

CCA, with the support of the Minister of Environment and EBAG, launched the first industry-led public place recycling trial in Botany, Auckland.

In Australia, CCA continues its involvement in the National Packaging Covenant (NPC), through initiatives undertaken throughout our operations and within the public domain. The co-regulatory agreement between industry and all spheres of government has set an overall recycling target of 65% for achievement by 2010. CCA will play an active role in contributing to the achievement of this target. Implementation of the Environmental Code of Practice for Packaging demonstrates our commitment to the principles of shared product stewardship.

Helping consumers recycle

In 2004, CCA Australia commenced a five year strategy working with local government and authorities to increase the recovery of packaging for our products consumed away from the home. CCA's Public Place Recycling program continues to grow in strength and impact since its launch in December 2004 and initiatives established in 2005 include targeted recycling programs at Taronga Park Zoo and Thredbo Alpine Village in New South Wales.

SPCA has a renewed focus on environmental performance, with targeted reductions in water and energy consumption, and solid waste reduction to take effect in 2006.

Changes in packaging design have resulted in a number of packaging modifications, including reduction in can height which has saved more than 100 tonnes of steel. SPCA is also exploring partnership programs within its local communities which promote public place recycling and education to reinforce more sustainable waste behaviours.

Summary of environmental performance of key Australian operations in 2005

Water consumed

[illegible] litres of water are used in making 1 litre of finished product.

Energy consumed

[illegible] MJ of energy are used in making 1 litre of finished product.

Solid waste to landfill

0.71 kg of solid waste goes to landfill for every 1,000 litres of finished product made.

Solid waste to recycling

2.34 kg of solid waste goes to recycling for every 1,000 litres of finished product made.

These figures represent performance of carbonated beverage operations within Australia.

CCA People

We make and sell some of the most loved consumer brands in the world. In Australia, for example, brand Coca-Cola is placed in more shopping trolleys than any other grocery product – it's been number one for a record 13 years in a row.

Being the market leader has another upside – it means we attract the best people to work for us.

As well, we actively seek the best. Our talent search and development programs are focused on finding people who are comfortable challenging the status quo and who can create and execute innovative solutions for our customers.

Our remuneration programs have been progressively changed to reward individual and team performances. This in turn has created strong internal competition for promotion.

A key focus for 2005 has been to improve the leadership capability across all levels of management. The Company has rolled out comprehensive leadership programs across the Group.

A successful strategy in the past 12 months has been the transfer of key management from CCA into our new businesses. In 2005, we acquired SPC Ardmona and Grinders coffee and both organisations, like Neverfail which we acquired in 2003, have benefited from senior managers transferring from CCA Beverages into sales and finance functions. These managers and their existing teams have had an immediate impact on the relationship with our customers – planning has been improved, growth initiatives are being developed and at SPCA there has been a positive change in the in-store positioning of products.

CCA's leadership programs have enjoyed particular success in businesses in Indonesia, South Korea, PNG and Fiji. In Indonesia, for example, a key initiative for developing leaders of the future was the National Graduate Training Program, where 53 university graduates were selected from 1900 applicants across Indonesia to take part in an intensive 10 month program. Those participants who graduate in May 2006 will be placed in leadership roles across the country.

In New Zealand and South Korea, 'Coke Uni' was launched – a staff development program which included comprehensive leadership training and sales skills. In New Zealand, the 'Leading the Way' program, which used external executive coaches, won the International Coach Federation Australasian Organisational Award.

Below: The Mentone Distribution Centre employees who contributed to CCA winning the prestigious Comino Trophy. From left to right:

Jenny Hall, Process Improvement Co-ordinator

Simon Wilkins, Process Improvement Manager

Tracey Wagner, who manages the Mentone Distribution Centre

Awards

SPC Ardmona

2005 Australian Packaging Awards

Silver Award in the 'Consumer Acceptability' category for SPC Brekky Fruit range.

Foodbank Award for Innovation for Share A Can contribution

Australian Beverages

Every Drop Counts program with Sydney Water

CCA New South Wales was awarded the highest honour during the Sydney Water Annual Water Conservation Awards (10 November 2005), with the Sustainable Business Practices and Processes Award. This award reflects the ongoing water savings as well as a business commitment to responsible water use management.

Comino Trophy for Storage and Handling of Materials

For significant achievement in the techniques and technology of materials handling and storage throughout the supply chain.

Improvements, innovation and organisational impacts in raw materials, manufacturing, distribution, fulfilment, shipping, freight forwarding, wholesale and retail operations.



CCA recognises that the key to our success is to attract and retain the best people, and we are developing a range of new and innovative plans to deliver more flexibility in the workplace.

We recognise the importance and value of a balanced and diverse workforce, with a good mix of men and women from different age groups right across the experience spectrum.

In Australia, our people can purchase additional annual leave, which has been very well received. As well, there are programs to help working parents, including the provision of childcare during school holidays.

Below: New Zealand managers who participated in 'Leading the Way' in June 2005. From left to right:

Sally Doherty, OD Manager

Hamish Wright, Business Development Manager HoReCa

Brendan Lindsay, National Channel Development Manager

Kim Dorling, Supply Chain Performance Manager

Graeme Urbahn, Putaruru Manufacturing Manager

Kylla Peterson, Supply Planning Manager

Colin Satele, Business Development Manager

Marc Brokenshire, Market Manager C&L



New Zealand Beverages


KIWI
blue

Kiwi Blue dressed to impress

A stylish bottle and contemporary logo design handed the silver medal to Kiwi Blue Pure Spring Water at the 2005 Summit Creative Awards in Portland, Oregon.

Coke cleans up New Zealand Beverage Awards

The second annual NZJBA Beverage Awards were held in Auckland on 7 October 2005, where 56 products were entered.

CCA and TCCC topped the field in the following categories:

Water still or sparkling: Kiwi Blue Still Spring Water

Reconstituted fruit juice: Keri Crush Tropical

Diet/light: L&P Sweet As

Carbonated beverages: Coca-Cola Raspberry

Energy/lifestyle: e2 Energy Citrus Kick

Packaging award: Kiwi Blue Still Spring Water 600mL PET

When it comes to health and safety at work, CCA believes that all workplace injuries are preventable, and we continue to be committed to providing and maintaining a safe and healthy workplace for all employees, suppliers, contractors and visitors. We acknowledge that Occupational Health and Safety (OH&S) is the responsibility of management and each employee and we recognise the importance of promoting the highest principles and practices to ensure health and safety across our operations.

The CCA OH&S Management System is an integrated management system which is constantly evolving. The systems are modelled on a 'best practice' approach where all OH&S legislative requirements are considered and the national CCA standard is based on the most stringent level. Each country of operation or business unit has a designated OH&S representative responsible for planning and reporting on OH&S performance to the Board each quarter.

The Emerging Leader Program in Australia aims to provide the individual with key information which will assist them in developing a number of management skills and behaviours to be an effective leader at CCA.




SOUTH
PAPUA NEW GUINEA
FIJI
AUSTRALIA
NEW ZEALAND

CCA is the largest bottler of non-alcoholic ready-to-drink beverages in the Asia-Pacific region and one of the top five Coca-Cola bottlers in the world, employing close to 19,000 people. CCA beverages operates in six countries – Australia, New Zealand, Fiji, South Korea, Indonesia and Papua New Guinea and has access to 283 million consumers through over 600,000 active customers. SPC Ardmona is primarily Australian based and is the largest supplier of ready-to-eat fruit and vegetable products in Australia.

Senior Management

1. John Wartig
Chief Financial Officer, Age 49

Appointed in June 2004

Background: John was previously Senior Vice President Finance for Cadbury Schweppes Americas Beverages (a US$3 billion operating revenue division of Cadbury Schweppes Plc). Prior financial roles within Cadbury Schweppes included Finance Director – Operations, with global responsibilities across the total Beverages and Confectionary group and SVP Finance – Asia Pacific Beverages.

John is an Australian citizen who has worked both in Australia and overseas. He has held a number of senior financial roles within FMCG companies and has extensive operational and M&A experience.

2. Warwick White
Managing Director – Australia, Age 44

Appointed in November 2002

Background: Warwick has 24 years in the Coca-Cola system and rejoined Coca-Cola Amatil in November 2002 as the Managing Director of Australia.

Warwick has held mainly marketing and general management roles since joining the Coca-Cola system in the early 1980s. Prior to joining CCA, Warwick was the Regional Director for Coca-Cola Hellenic Bottling Company with responsibility for Ireland, Poland, Hungary, Czech Republic and Slovakia. This was preceded by 13 years in Great Britain, Europe and Ireland in progressively more senior roles.

3. Peter Kelly
Regional Director – Asia, Age 40

Appointed in August 2005

Background: Peter has over 18 years in the Coca-Cola system, joining The Coca-Cola Company in 1988 in Marketing and CCA in 1993 to take up state and then national general management roles. Most recent roles have been as Director of Business Development for the CCA Group and as Director of Operations and Logistics for the Australian business.

4. Reg Randall
Managing Director – South Korea, Age 41

Appointed in February 2006

Background: Reg has over 8 years experience in the Coca-Cola system and joined CCA as General Manager for the South East Division in South Korea. He has been in South Korea for over six and a half years during which time he has also held the roles of Executive Director Marketing and Executive Director Sales Operations. Reg came to Korea from South Africa where he was the General Manager, Zululand for the largest South African Coca-Cola Bottler, ABI. He has also held senior roles in sales, marketing and general management within the FMCG industry in South Africa.

5. George Adams
Managing Director – New Zealand & Fiji, Age 39

Appointed in December 2003

Background: George joined CCA in early December 2003. He has worked as Finance Director for British Telecom Regions based in Ireland. He brings valuable experience to CCA's management team having also spent 10 years in the Coca-Cola system in Europe in a number of finance, IT and commercial roles.

6. John Seward
Managing Director – Indonesia & PNG, Age 49

Appointed in August 2004

Background: John has spent nine years in the Coca-Cola system, joining CCA in 2004 having run the Nigerian Bottler for Coca-Cola Hellenic Bottling Company since 1997. Prior to this, he has held senior positions in the FMCG and the packaging businesses in Europe, Middle East and in the US. The majority of his career has been in sales and operations both in staff and general management roles and he brings a wealth of international experience to CCA.

7. Nigel Garrard
Managing Director – SPC Ardmona, Age 45

Appointed in February 2005

Background: A qualified Chartered Accountant, Nigel joined SPC Ltd in 2000 as Managing Director and has over 14 years experience in the food industry. He was instrumental in the successful merger of SPC and Ardmona Foods, creating one of Australia's leading food manufacturers. Prior to joining SPCA, Nigel undertook a number of regional roles in Australia and New Zealand over a 10 year period with the US based Chiquita Brands International. Nigel is also currently Chairman of National Food Industry Strategy Ltd.



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5.
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Board of Directors

1. David Gonski, AO

Chairman, Non-Executive Director (Independent) – Age 52

Joined the Board in October 1997 – Chairman of Related Party Committee and Nominations Committee and member of Compensation Committee.

Background: Solicitor for 10 years with the law firm of Freehills and thereafter a corporate adviser in the firm of Wentworth Associates, now part of the Investec group.

Degree: Bachelors of Law and Commerce from the University of New South Wales.

Other Listed Company Boards: Australia and New Zealand Banking Group Ltd; Westfield Group.

Other Directorships held in the last three years: ING Group (2004); John Fairfax Holdings Ltd (2005).

Government & Community Involvement: Chancellor of the University of New South Wales; Chairman of the Australia Council for the Arts; President of the Art Gallery of New South Wales Trust; Chairman of Sydney Grammar School.

2. Jillian Broadbent, AO

Non-Executive Director (Independent) – Age 57

Joined the Board in February 1999 – Chairman of Audit, Risk & Compliance Committee, member of Compensation Committee, Nominations Committee and Related Party Committee.

Background: Extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Degree: Bachelor of Arts (major in Economics and Mathematics) from The University of Sydney.

Other Listed Company Boards: Woodside Petroleum Ltd.

Other Directorships held in the last three years: Westfield America Management Ltd (2003); Westfield Management Ltd (2003).

Government & Community Involvement: (Director) Reserve Bank of Australia; (Director) SBS Corporation; Chairman, NIDA.

3. Wal King, AO

Non-Executive Director (Independent) – Age 61

Joined the Board in February 2002 – member of Related Party Committee and Nominations Committee.

Background: Worked in the construction industry for 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings Ltd, a company with substantial operations in Australia and Asia.

Degree: Bachelor of Engineering; Master of Engineering Science and Honorary Doctor of Science from the University of New South Wales.

Other Listed Company Boards: Leighton Holdings Ltd.

Government & Community Involvement: Director, University of New South Wales Foundation Ltd; Co-Chair of the AFTA-CER Business Council; Member of the Advisory Council, Australian Graduate School of Management; Foundation Member, New South Wales Infrastructure Council; Founding Councillor, Australia Business Arts Foundation; President, Australian Constructors Association.

4. Mel Ward, AO

Non-Executive Director (Independent) – Age 64

Joined the Board in February 1999 – Chairman of Compensation Committee, member of Audit, Risk & Compliance Committee, Nominations Committee and Related Party Committee.

Background: A Company Director since February 1992 when retired as Managing Director of Telecom Australia and Chairman of Telecom Australia (International) Ltd.

Degree: Bachelor of Engineering (Honours) and Master of Engineering Science from Queensland University.

Other Listed Company Boards: Insurance Manufacturers of Australia Ltd; Macquarie Communications Infrastructure Group; Pro Medicus Ltd (Chairman); Transfield Services Ltd; West Australian Newspapers Ltd.

Other Directorships held in the last three years: The Australian Ballet (2001); AXA Asia Pacific Holdings Ltd (2002).


2.
3.
4.

5. Geoffrey Kelly

Non-Executive Director (Nominee of TCCC) – Age 61

Joined the Board in April 2004 – (previously having been a Director between 1996 and 2001). Member of Compensation Committee and Audit, Risk & Compliance Committee.

Background: Joined The Coca-Cola Company in 1970 and has held legal positions with TCCC in the US, Asia and Europe. Currently Senior Vice President and General Counsel of TCCC's Global Legal division.

Degree: Law Degree from University of Sydney.

6. Terry Davis

Group Managing Director, Executive Director – Age 48

Appointed in November 2001.

Background: Joined CCA in November 2001 after 14 years in the global wine industry with most recent appointment as the Managing Director of Beringer Blass (the wine division of Foster's Group Ltd).

Other Listed Company Boards: St George Bank Limited.

Government & Community Involvement: University of New South Wales Council.

7. David Meiklejohn

Non-Executive Director (Independent) – Age 64

Joined the Board in February 2005 – member of the Audit, Risk & Compliance Committee, Nominations Committee and Related Party Committee.

Background: Strong experience in finance and financial management and as a Company Director. Chief Financial Officer of Amcor Limited for 19 years until retirement in June 2000.

Degree: Bachelor of Commerce from Queensland University.

Other Listed Company Boards: PaperlinX Ltd (Chairman), Australia and New Zealand Banking Group Ltd.

Other Directorships held in the last three years: SPC Ardmona Ltd (Chairman) (2005); GasNet Australia Group (Deputy Chairman) (2004); WMC Resources Ltd (2005); OneSteel Ltd (2005).

Government and Community Involvement: Vice President of the Melbourne Cricket Club.

8. Irial Finan

Non-Executive Director (Nominee of TCCC) – Age 48

Joined the Board in August 2005 – member of Audit, Risk & Compliance Committee.

Background: Has had 25 years within the Coca-Cola system including recently as Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA. Currently, President, Bottling Investments for The Coca-Cola Company.

Degree: Bachelor of Commerce degree from National University of Ireland in Galway and an Associate (later Fellow) of the Institute of Chartered Management Accountants.

Other Listed Company Boards: Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola Hellenic Bottling Company; Supervisory board of Coca-Cola Enterprises AG.

David Wylie

Company Secretary – Age 54

Background: Appointed Company Secretary in 1994 and has had more than 30 years with the Company in finance and secretarial roles.

Degree: Bachelor of Arts (major in Economics); Master of Commerce (major in Marketing); Diploma of Law (Solicitors Admission Board).





5. 6. 7. 8.

Corporate Governance

At Coca-Cola Amatil (CCA), the Board of Directors is committed to achieving best practice in the area of corporate governance and business conduct. This Corporate Governance Statement outlines the main corporate governance principles and practices followed by CCA.

Shareholders

The rights of CCA's shareholders are detailed in CCA's Constitution. Those rights include electing the members of the Board. In addition, shareholders have the right to vote on important matters which have an impact on CCA.

To allow shareholders to effectively exercise these rights, the Board is committed to improving the communication to shareholders of high quality, relevant and useful information in a timely manner. CCA has adopted the following communication framework:

- an ongoing communication program – regular, comprehensive and publicly available disclosures to be undertaken covering important topics including performance and governance issues;
- contact information – contact details for the Investor Relations department and Company Secretary are provided to facilitate and encourage communication;
- communication responsibilities – identification of the items that are appropriate for Board comment and those for management comment;
- communication policy – a publicly disclosed policy that covers all forms of communication, including meetings, telephone calls, email and other written communications; and
- policy review – regular Board review to ensure adherence to the communication policy.

Communication policy

CCA's communication policy (a copy is available on the Company website at www.ccamatil.com/disclosure Policy.asp) requires that shareholders be informed about strategic objectives and major developments. CCA is committed to keeping shareholders informed and improving accessibility to shareholders through:

- Australian Stock Exchange (ASX) announcements;
- company publications (including the Annual Report and Shareholder News);
- the Annual General Meeting (and its webcasting);
- the Company website (www.ccamatil.com);
- the investor contact number (61 2 9259 6159); and
- a suggestion box on the website.

The following principles, consistent with the continuous disclosure obligations under ASX Listing Rules, govern CCA's communication:

- CCA will immediately issue to ASX any information that a reasonable person would expect to have a material effect on the price or value of CCA's securities;
- only authorised spokespersons can communicate on behalf of the Company with shareholders, the media or the investment community;
- CCA's Disclosure Committee manages the day-to-day continuous disclosure issues and operates flexibly and informally. It is responsible for compliance, coordinating disclosure and educating employees about CCA's communication policy; and
- all material information issued to ASX, the Annual Reports, full year and half year results and presentation material given to analysts is published on CCA's website (www.ccamatil.com). Any person wishing to receive advice by email of CCA's ASX announcements can register at www.ccamatil.com.

The Company Secretary is the primary person responsible for communication with ASX. In the absence of the Company Secretary, the Investor Relations Manager is the contact.

CCA's shareholders are encouraged to make their views known to the Company and to directly raise matters of concern. From time to time, CCA requests meetings with its shareholders and shareholder interest groups to share views on matters of interest. The views of those parties are shared with the Board on a regular basis, both by the Chairman and management.

Annual General Meeting

Shareholders are encouraged to attend CCA's Annual General Meeting and use this opportunity to ask questions. The Annual General Meeting will remain the main opportunity each year for the majority of ordinary shareholders to comment and to question CCA's Board and management.

CCA is committed to improving the efficiency of its Annual General Meetings and encourages participation of shareholders through:

- the prior collection of shareholder questions for answering during the meeting. Questions can be submitted either by completing the relevant form accompanying the notice of meeting or by emailing CCA at aus_investor_relations@anz.ccamatil.com. Questions that have been lodged, and their answers, are posted on the Company website at the FAQ section;
- providing a process to ensure that shareholders are considerate of each other's right to participate;
- providing an opportunity after each Annual General Meeting to discuss matters with the Board and management; and
- webcasting the proceeding for shareholders unable to attend in person. A copy of the speeches delivered at the meeting are posted to the website after delivery.

Further, the external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Board of Directors – role and responsibilities

The Board represents shareholders and has the ultimate responsibility for managing CCA's business and affairs to the highest standards of corporate governance and business conduct. The Board operates on the principle that all significant matters are dealt with by the full Board and has specifically reserved the following matters for its decisions:

- the strategic direction of the Company;
- approving budgets and other performance indicators, reviewing performance against them and initiating corrective action when required;
- ensuring that there are adequate structures to provide for compliance with applicable laws;
- ensuring that there are adequate systems and procedures to identify, assess and manage risks;
- ensuring that there are appropriate policies in place and systems to ensure compliance;
- monitoring the Board structure and composition;
- appointing the Group Managing Director (MD) and evaluating his or her ongoing performance against predetermined criteria;
- approving the remuneration of the MD and remuneration policy and succession plans for the MD and senior management;
- ensuring that there is an appropriate focus on the interests of all stakeholders; and
- representing the interests of and being accountable to the Company's shareholders.

To assist in its deliberations, the Board has established a number of committees which, apart from routine matters, act primarily in a review or advisory capacity. The delegation of such responsibilities to those committees will only occur provided that sufficient systems are in place to ensure that the Board is meeting its responsibilities. The responsibility for implementing the approved business plans and for the day-to-day operations of CCA is delegated to the MD who, with the management team, is accountable to the Board.

Board of Directors – composition

The composition of the Board is based on the following factors:

- the Chairman is a Non-Executive Director and independent from The Coca-Cola Company;
- the MD is the Executive Director;
- The Coca-Cola Company has nominated two Non-Executive Directors (currently Geoffrey Kelly and Irial Finan);
- the majority of the Non-Executive Directors are independent;
- one third of the Board (other than the MD) is required to retire at each Annual General Meeting and may stand for re-election. The Directors to retire shall be those who have been longest in office since their last election;
- a Director who has been appointed by the Board to fill a casual vacancy is required to be considered for re-election by the shareholders at the next Annual General Meeting.

As of the date of this Annual Report, the Board is comprised of the following eight members:

- David Gonski, AO (Chairman) Independent Director
- Jillian Broadbent, AO Independent Director
- Wal King, AO Independent Director
- David Meiklejohn Independent Director
- Mel Ward, AO Independent Director
- Irial Finan Non-Executive Director*
- Geoffrey Kelly Non-Executive Director*
- Terry Davis Executive Director

* nominated by The Coca-Cola Company

Directors – independence

A Director is considered independent provided they are free of any business or other relationship with CCA or a related party, which could reasonably be perceived to materially interfere with the exercise of their unfettered and independent judgement. A related party for this purpose would include The Coca-Cola Company.

When a potential conflict of interest arises, the Director concerned withdraws from the Board meeting while such matters are considered. Accordingly, the Director concerned takes no part in discussions nor exercises any influence over the Board if a potential conflict of interest exists. Transactions with The Coca-Cola Company are reviewed by the Related Party Committee. Related party transactions are disclosed in Note 37 to the financial statements.

Directors – selection

The composition of the Board is considered regularly by the Nominations Committee and any recommendations presented to the full Board. The review ensures that the Board has available an appropriate mix of abilities and experience to serve the interests of all shareholders.

The process of appointing a Director is that, when a vacancy exists or is expected, the Nominations Committee identifies candidates with the appropriate expertise and experience. The Board reviews the candidates and the most suitable person is either appointed by the Board and comes up for re-election at the next Annual General Meeting or is recommended to shareholders for election at the shareholder meeting.

CCA also encourages its shareholders to nominate persons of suitable skills and experience for Board positions. The website contains a nomination form and any nomination, made in good faith, will be considered by the Nominations Committee.

Directors – induction and training

On appointment, each Non-Executive Director is required to acknowledge the terms of appointment as set out in their letter of appointment. The appointment letter covers, inter alia, the term of appointment, duties, remuneration and expenses, rights of access to information, other directorships, dealing in CCA's shares and termination.

On appointment, each Director is provided with the Company's policies and briefed on the content by the Company Secretary. Directors have available to them a series of training programs, covering such topics as the Board's role, Board composition and conduct, risks and responsibilities of company directors, to ensure that they are fully informed on current governance issues.

Directors – performance review

A review of Directors' performance is undertaken at least every two years and if a majority of Directors consider a Director's performance falls below the predetermined criteria required, then a resolution will be put to shareholders to vote on the resignation of that Director at the next Annual General Meeting.

The next performance review shall be undertaken in 2007.

Directors – share ownership and dealings

Under the terms of the Non-Executive Directors' Share Plan, a minimum of 25% (and up to 100%) of CCA Directors' base fees are salary sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Non-Executive Directors' Share Plan for the benefit of that Director. Details of all holdings by Directors in the Company are set out in the Directors' Report on page 38.

Directors are subject to the Corporations Act 2001 which restricts their buying, selling or subscribing for securities in CCA if they are in possession of inside information. The Board has also adopted a formal policy for share dealings by Directors and senior management. Except for shares purchased on the first business day of each month under the Non-Executive Directors' Share Plan, the policy allows for the buying and selling of CCA shares only during the four week periods following the release of the full year and half year results and the Annual General Meeting, unless exceptional circumstances apply. The policy prohibits speculative transactions involving CCA shares and reinforces the prohibition on insider trading contained in the Corporations Act 2001.

Independent professional advice

For the purposes of the proper performance of their duties, Directors are entitled to seek independent professional advice at CCA's expense. Before doing so, a Director must notify the Chairman (or the MD in the Chairman's absence) and must make a copy of the advice available to all Directors.

Risk management

In addition to the risk management duties of the Audit, Risk & Compliance Committee, the Board has retained responsibility for approving the strategic direction of CCA and ensuring the maintenance of the highest standards of quality. This extends beyond product quality to encompass all ways in which CCA's reputation and its products are measured. The Board monitors this responsibility through the receipt of regular risk assessment reports and management presentations.

The Audit, Risk & Compliance Committee reviews reports by members of the management team (and independent advisers, where appropriate) during the year and, where appropriate, makes recommendations to the Board in respect of:

- overall business risk in CCA's countries of operation;
- treasury risk (including currency and borrowing risks);
- procurement;
- insurance;
- taxation;
- litigation; and
- other matters as it deems appropriate.

The Committee also reviews and, where appropriate, makes recommendations to the Board in respect of policies relating to the above matters. This includes ensuring that CCA has systems that identify, assess, monitor and manage risk. The internal and external audit functions also review CCA's risk assessment and management. The internal and external audit functions are separate and independent of each other.

Ethical standards

The Board recognises the need to observe the highest standards of corporate practice and business conduct. To this end, CCA has established a formal Code of Conduct, which requires management and employees to adopt high ethical standards in all of CCA's activities.

The Audit, Risk & Compliance Committee is responsible for ensuring an effective compliance program exists to ensure compliance with the requirements as established in the Code of Conduct.

The Code contains procedures for identifying and reporting any departures from the required standards. CCA has also established a system for distribution of the Code at appropriate intervals to employees and for them to acknowledge its receipt.

The Code sets standards of behaviour expected from everyone who performs work for CCA – Directors, employees and individual contractors. It is also expected that CCA's suppliers will enforce a similar set of standards with their employees.

Board Committees

To assist in its deliberations, the Board has established a number of committees which, apart from routine matters, act primarily in a review or advisory capacity.

Audit, Risk & Compliance Committee

Current composition: Four Non-Executive Directors (the Chairman, MD and Chief Financial Officer (CFO) attend meetings by invitation).

Purpose: Audit – reviews the auditor's performance, the professional independence of the auditor, audit policies, procedures and reports, as a direct link between the Board and the auditor. Financial Statements – reviews CCA's financial statements, the effectiveness and compliance with accounting policies and standards and adequacy of disclosures. Risk Management – reviews policies and reports on all major categories of risk including, but not limited to, overall business risk in CCA's operations, treasury risk (including currency and borrowing risks), procurement, insurance, taxation and litigation. Compliance – ensures an effective compliance program covering, but not limited to, CCA's statutory obligations (including occupational health and safety laws, environmental laws, product safety laws and trade practices laws) and formal written policies (including treasury policy, procurement policy, code of conduct and the policy on dealing in CCA's securities).

Compensation Committee

Current composition: Four Non-Executive Directors (MD attends by invitation). A majority of members must be Independent Non-Executive Directors.

Purpose: The review of matters relating to the remuneration of the Executive Director and senior management, as well as senior management succession planning. The Committee obtains advice from external remuneration consultants to ensure that CCA's remuneration practices are in line with market conditions.

Nominations Committee

Current composition: All Independent Non-Executive Directors (does not include any Directors who are or have been associated with a related party).

Purpose: The review of the Board's composition to ensure that it comprises Directors with the right mix of skills and experience to enable it to fulfil its responsibilities to shareholders. The Committee also identifies suitable candidates for appointment to the Board and reviews general matters of corporate governance. The Committee has also been given responsibilities for reviewing the Company's standards of corporate governance.

Related Party Committee

Current composition: All Independent Non-Executive Directors (does not include any Directors who are or have been associated with a related party; MD and CFO attend meetings by invitation).

Purpose: The review of transactions between CCA and its related parties to ensure that the terms of such transactions are no more favourable than would reasonably be expected of transactions negotiated on an arm's length basis. Meets prior to each scheduled Board meeting to review all material transactions of CCA in which The Coca-Cola Company, or any other related party, is involved.

Other committees

The Administration Committee and the Securities Committee meet as required.

Composition: Any two Directors or a Director and the CFO.

Purpose: The Administration Committee attends to routine matters that may require use of the Company's common seal.

The Securities Committee attends to routine matters relating to the allotment of securities.

The Company has followed the best practice recommendations established in the ASX Corporate Governance Council 'Principles of Good Corporate Governance and Best Practice Recommendations' as set out in the following table.

Best practice recommendations

	Compliance	2005 Annual Report reference
1.1 Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	page 33
2.1 A majority of the Board should be Independent Directors.	✓	page 33
2.2 The Chairperson should be an Independent Director.	✓	page 33
2.3 The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	page 33
2.4 The Board should establish a Nomination Committee.	✓	page 35
2.5 Provide the information indicated in Guide to reporting on Principle 2.	✓	
3.1 Establish a code of conduct to guide Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key executives as to: • the practices necessary to maintain confidence in the Company's integrity; and • the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	✓	page 34
3.2 Disclose the policy concerning trading in Company securities by Directors, officers and employees.	✓	page 34
3.3 Provide the information indicated in Guide to reporting on Principle 3.	✓	
4.1 Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	✓	
4.2 The Board should establish an Audit Committee.	✓	page 34
4.3 Structure the Audit Committee so that it consists of: • only Non-Executive Directors; • a majority of Independent Directors; • an independent Chairperson, who is not Chairperson of the Board; and • at least three members.	✓	page 34

Best practice recommendations continued

	Compliance	2005 Annual Report reference
4.4 The Audit Committee should have a formal charter.	✓	
4.5 Provide the information indicated in Guide to reporting on Principle 4.	✓	
5.1 Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	✓	page 32
5.2 Provide the information indicated in Guide to reporting on Principle 5.	✓	
6.1 Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	✓	
6.2 Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	✓	page 32
7.1 The Board or appropriate committee should establish policies on risk oversight and management.		page 34
7.2 The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: • the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and • the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	✓1	
7.3 Provide the information indicated in Guide to reporting on Principle 7.	✓	
8.1 Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key executives.	✓	page 34
9.1 Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	✓2	page 34
9.2 The Board should establish a Remuneration Committee.	✓	
9.3 Clearly distinguish the structure of Non-Executive Directors' remuneration from that of executives.	✓	
9.4 Ensure that payment of equity based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓3	
9.5 Provide the information indicated in Guide to reporting on Principle 9.	✓	
10.1 Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	page 34

The above disclosure should be read in conjunction with the following:

1 CCA has reported its compliance with this recommendation in accordance with the guidelines detailed in the 'Guide to Compliance with ASX Principle 7: Recognise and Manage Risk' prepared by the Group of 100 and endorsed by the ASX Corporate Governance Council;

2 disclosure of remuneration policy and procedures is set out in page 42 of the Annual Report; and

3 equity based remuneration paid to the MD is approved annually by shareholders. Equity based remuneration paid to other key executives under the Long Term Incentive Share Plan and Executive Salary Sacrifice Share Plan has not been approved by shareholders as the Board considers it to be part of the total compensation package for those executives and should not be individually segregated for separate approval.

Financial and Statutory Reports

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

Contents

Coca-Cola Amatil Limited

For the financial year ended 31 December 2005

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company, CCA or CCA Entity) and its controlled entities (Group or CCA Group) for the financial year ended 31 December 2005.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the share capital of the Company are detailed below –

		Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Non-executive Directors' Share Plan[1] No.	Executive Salary Sacrifice Share Plan[1] No.
Directors in office at the date of this Report					
David Michael Gonski, AO		41,454	–	105,989	–
Jillian Rosemary Broadbent, AO		1,011	–	10,687	–
Terry James Davis		163,229	269,892	–	73,493
Irial Finan	Appointed 9 August 2005	–	–	1,833	–
Geoffrey James Kelly		1,301	–	6,370	–
Wallace Macarthur King, AO		1,200	–	17,665	–
David Edward Meiklejohn	Appointed 25 February 2005	5,715	–	3,412	–
Melvyn Keith Ward, AO		1,507	–	10,599	–
Former Director					
Henry Aaron Schimberg	Resigned 9 August 2005				

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, other directorships, experience and special responsibilities of each Director are set out on pages 30 and 31 of the Annual Report.

Dividends

	Rate per share ¢	Franking per share ¢	Amount $M	Date paid or payable
Final dividend declared but not paid on ordinary shares (not recognised as a liability)	17.5	17.5	130.9	3 April 2006
Dividends paid in the year –				
Final dividend on ordinary shares for 2004	15.5	15.5	109.9	1 April 2005
Interim dividend on ordinary shares for 2005	14.0	14.0	104.6	3 October 2005

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company does not have a parent entity. The address of the registered office of the Company is set out on page 124 of the Annual Report.

Employees

The Group had 18,872 employees as at 31 December 2005 (2004: 16,845).

Operating and financial review

Principal activities and operations

The principal activities of the Group during the course of the financial year ended 31 December 2005 were –

- the manufacture, distribution and marketing of carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages;
- from September 2005, CCA's beverage segment also includes the Grinders Coffee business; and
- the processing and marketing of fruit, vegetables and other food products.

Its principal operations were in Australia, Pacific (New Zealand and Fiji), South Korea, Indonesia and Papua New Guinea.

Financial results

The Group achieved a double digit increase in net profit attributable to members of the Company, which grew 15.9 percent to $320.5 million for the year to 31 December 2005, compared to $276.6 million in 2004.

The Group's revenue from sale of beverages and food for the financial year was $3,987.5 million compared with $3,450.1 million for 2004. Earnings before interest and tax (EBIT) increased 10.0 percent to $570.6 million, compared to $518.7 million in 2004.

The Group's net finance costs for the financial year were $140.5 million, up from $111.0 million in 2004 mainly due to increased debt levels resulting from debt issued as part of the SPC Ardmona Ltd acquisition.

Operating cash flow increased by 14.2 percent to $435.2 million compared with $381.0 million in 2004.

Review of operations

The EBIT contribution from each operating segment was as follows –

- Australian beverage business EBIT increased by 5.3 percent to $455.5 million, compared with $432.5 million in 2004;
- Pacific business, comprising New Zealand and Fiji, contributed $72.0 million, compared with $81.9 million in 2004;
- South Korea's EBIT was a loss of $6.6 million, compared to a profit of $11.3 million in 2004;
- Indonesia & PNG contributed $42.9 million, compared to $26.1 million in 2004;
- SPC Ardmona Ltd and its controlled entities (SPCA) contributed EBIT of $45.7 million for the period since acquisition on 25 February 2005; and
- Corporate and unallocated costs before interest and tax were $38.9 million compared with $33.1 million in 2004.

Further details of the operations of the Group during the financial year are set out on pages 2 to 36 of the Annual Report.

Significant changes

On 25 February 2005 the Group successfully acquired SPC Ardmona Ltd for a total consideration of $523.5 million. This acquisition significantly broadens the Group's brand portfolio in the high growth health and well-being segment.

Other acquisitions during the year comprised –

1. Northern Territory Coca-Cola bottling agreement and related assets for a total consideration of $29.6 million;
2. Grinders Coffee business and related assets; and
3. CCA Indonesia outside equity interest for a total consideration of $30.0 million.

In the opinion of the Directors, there have been no other significant changes in the Group's state of affairs or principal activities during the twelve months to 31 December 2005.

Future developments

The Group remains focussed on driving per capita consumption growth through the execution of the five core business drivers. These are –

1. Product and package innovation;
2. Non-carbonated beverage and food growth;
3. Expanding the availability of CCA products into new outlets;
4. Customer service enhancement; and
5. Revenue management and cost discipline.

While the Company continues to meet its obligations in respect of continuous disclosure, further information of likely developments, business strategies and prospects has not been included here because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Environmental regulation and performance

Management of environmental issues is a core component of operational management within the Group's businesses. The Group is committed to understanding and minimising any adverse environmental impacts of its beverage and food manufacturing activities, recognising that the key areas of environmental impact are water use, energy use and post sale to consumer waste.

Group policy is to ensure all environmental laws and permit conditions are observed. The Group monitors its environmental issues at an operational level, overlaid with a compliance system overseen by the Audit, Risk & Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Further information on the Group's environmental performance can be found on pages 24 and 25 of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit, Risk & Compliance Committee[2]		Compensation Committee[3]		Related Party Committee[4]		Nominations Committee[5]		Other Committees[6]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year											
D.M. Gonski, AO	7	7	–	–	4	4	7	7	1	1	–
J.R. Broadbent, AO	7	7	4	4	4	4	7	7	1	1	–
T.J. Davis	7	7	–	–	1	1	–	–	–	–	22
I. Finan[1]	2	1	1	–	–	–	–	–	–	–	–
G.J. Kelly[1]	7	6	3	3	2	1	–	–	–	–	–
W.M. King, AO	7	7	–	–	–	–	7	7	1	1	–
D.E. Meiklejohn	5	5	2	2	–	–	6	6	1	1	–
M.K. Ward, AO	7	7	4	4	4	4	7	7	1	1	1
Former Director											
H.A. Schimberg[1]	5	5	–	–	3	3	–	–	–	–	–

1 Non-residents of Australia.

2 This Committee reviews matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of non-executive Directors. Refer to the Corporate Governance section on pages 32 to 36 of the Annual Report for further details on this and other Committees.

3 This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of four non-executive Directors and until March 2005 included the Group Managing Director (in relation to remuneration matters other than those relating to the Group Managing Director's remuneration).

4 This Committee reviews agreements and business transactions with related parties. It consists of all non-executive Directors who are not associated with a related party.

5 This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of all independent non-executive Directors.

6 Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors, or any one Director and the Chief Financial Officer.

Committee membership

As at the date of this Report, the Company had an Audit, Risk & Compliance Committee, Compensation Committee, Related Party Committee and Nominations Committee of the Board of Directors.

Members acting on the committees of the Board during the year were –

Audit, Risk & Compliance	Compensation	Related Party	Nominations
J.R. Broadbent, AO[1]	D.M. Gonski, AO	D.M. Gonski, AO[1]	D.M. Gonski, AO[1]
I. Finan	J.R. Broadbent, AO	J.R. Broadbent, AO	J.R. Broadbent, AO
G.J. Kelly	T.J. Davis	W.M. King, AO	W.M. King, AO
D.E. Meiklejohn	G.J. Kelly[2]	D.E. Meiklejohn	D.E. Meiklejohn
M.K. Ward, AO	H.A. Schimberg	M.K. Ward, AO	M.K. Ward, AO
	M.K. Ward, AO[1]		

1 Chairman of the relevant committee.

2 *Mr Kelly replaced Mr Schimberg as The Coca-Cola Company's representative on the Compensation Committee.*

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its controlled entities as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration report

This report outlines the remuneration arrangements for Directors and senior executives of the Company and provides disclosures in accordance with the remuneration reporting requirements of the Corporations Act 2001 including the requirements of the Corporate Law and Economic Reform Program and AASB 124 "Related Party Disclosures". The information contained in this report has been audited.

The remuneration arrangements detailed in this report are for all key management personnel in accordance with AASB 124 and including CCA's non-executive Directors and CCA's only executive Director, being the Group Managing Director.

Compensation Committee

a) Function

The Compensation Committee is a Committee of the Board of Directors. Its functions are to review –

- issues relating to the remuneration of CCA's Group Managing Director, senior executives and non-executive Directors;
- senior executives succession planning; and
- general matters of remuneration and succession planning.

b) Membership

The Committee is comprised of four non-executive Directors. The CCA Board will appoint the Chairman of the Committee.

c) Meetings

The Committee will meet at a minimum of three times per year. The normal meeting schedule will be four meetings per year, being in February, June, August and December. The Committee can also meet on such other occasions as deemed necessary by the Chairman. A quorum for meetings will be two members. CCA's Group Managing Director, Human Resources Director and Remuneration Manager will be in attendance for the meetings. The Chairman of the Committee will report the findings and recommendations of the Committee to the Board at its next meeting.

d) Responsibilities

Remuneration

On an annual basis, the Committee will –

- obtain data from external remuneration sources to ensure the Company's remuneration practices are in line with market conditions;
- review the Group Managing Director's remuneration package, incentive payments and termination arrangements and where appropriate make recommendations to the Board;
- review and approve all material remuneration components of senior executive remuneration packages and incentive payments (at CCA job grade C and above);
- review country retirement plans;
- review and approve senior executive variable incentive plan rules and participation for the forthcoming year (both annual cash plans and the Long Term Incentive Share Plan); and
- review and where appropriate make recommendations to the Board for changes to non-executive Director remuneration.

The Committee also reviews any appointments, terminations and changes to remuneration during the year for those senior executives reporting directly to the Group Managing Director.

Succession planning

On at least an annual basis, the Committee will review the succession plans for the Group Managing Director and senior executives.

e) Authority

With respect to remuneration –

- for senior executives, the Committee has the authority to approve remuneration, policies and procedures. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director and non-executive Director remuneration will be referred to the Board.

With respect to succession planning –

- for senior executives, the Committee has the authority to approve. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director succession planning will be referred to the Board.

Remuneration Policy

The Committee is responsible for reviewing the nature and amount of the Group Managing Director and senior executives' remuneration. In determining the composition and amount of the Group Managing Director and senior executives' remuneration, the Committee applies the Company's Remuneration Policy in which the main principles and practices are as follows –

- remuneration will be competitively set to attract, motivate and retain top calibre executives;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term, which will –
  - link executive reward with the strategic goals and performance of the Group;
  - align the interests of executives with those of shareholders;
  - reward the Group Managing Director and senior executives for Group, business unit (where applicable) and individual performance against appropriate benchmarks and targets; and
  - ensure total remuneration is competitive by market standards;
- remuneration will be reviewed annually by the Compensation Committee through a process that considers Group, business unit and individual performance. The Committee will also consider pertinent advice from external consultants on current international and local market practices and will take account of market comparisons for similar roles together with the level of responsibilities of the individual;
- remuneration systems will complement and reinforce the Company's Code of Conduct and succession planning; and
- remuneration and terms and conditions of employment will be specified in an individual letter of employment and signed by the executive and the Company. The relationship of remuneration, potential annual incentive and long term incentive payments is established for each level of executive management by the Committee. For executives, the potential incentive payments as a proportion of total potential remuneration increase with seniority and responsibility in the organisation.

Remuneration report continued

Remuneration structure

The Company's remuneration structure provides the flexibility to design individual remuneration packages for the Group Managing Director and executives based on their importance to the business and their potential to impact business performance.

The remuneration of the Group Managing Director and executives comprises fixed remuneration (includes both base salary and benefits) and at risk remuneration. At risk remuneration includes both short and long term incentives.

The remuneration of non-executive Directors comprises base fees, Board Committee fees and superannuation guarantee where prescribed by law.

The Group Managing Director and senior executives' total remuneration is targeted at the 75th percentile of comparable positions in comparable companies, and this remuneration will only be achieved if the individual and Company performance targets are met.

The markets against which total remuneration is benchmarked will vary by position and total remuneration will be benchmarked to companies that are comparable to CCA. The Group Managing Director will continue to be benchmarked against other Australian and where applicable international companies comparable to CCA.

The Company's approach in recent years is to move to have a greater component of at risk remuneration for executives and for senior executives to have higher levels of shareholding in CCA. At risk remuneration as a percentage of total remuneration may vary depending on the importance of the individual to the business and their potential to impact on business performance.

Total remuneration is made up of –

- fixed remuneration (base salary, benefits such as superannuation); and
- at risk remuneration –
  - short term incentive; and
  - long term incentive.

a) Fixed remuneration

Fixed remuneration comprises base salary and benefits (including superannuation) and includes any applicable fringe benefits tax reflecting CCA's total cost to the Company approach. The base remuneration is determined on an individual basis, considering the size and scope of the role, the importance of the role to the Company and the competitiveness of the role in the market place.

Fixed remuneration also includes deferred remuneration payable under the terms of a service agreement, which is either a once only payment in cash or a once only award of CCA shares made at the completion of a specified employment period.

Fixed remuneration does not vary over the course of a year due to performance. Remuneration packages (including fixed components of base salaries and benefits and variable components) are reviewed annually, and there are no guaranteed increases to any remuneration component.

The Committee considers pertinent advice from external remuneration consultants on fixed remuneration (including base salary) taking account of international and local market practices and market comparisons for similar roles, together with the level of responsibility, performance and potential of the executive.

b) At risk remuneration

At risk remuneration comprises both short term (annual) and long term incentives. The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These at risk components of the Group Managing Director and senior executives' remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in shareholder value and the achievement of key operational targets. The Group Managing Director and senior executives' remuneration is linked to performance through short and long term incentives as follows –

Short Term Incentive Plan (STIP)

The STIP provides the opportunity for executives to earn an annual cash incentive that is subject to the achievement of targets that are set at the beginning of the financial year. The Board annually invites the Group Managing Director and senior executives to participate in the STIP. Both on-target and maximum STIP amounts are set by reference to the external market of CCA's appropriate peers. The incentives are valued in the executive's remuneration package at an on-target value, which assumes 100% achievement of the targets. Company performance targets are reviewed and approved by the Committee prior to the start of the year and are clearly defined and measurable.

The STIP aims to provide a focus on key objectives for each year, to emphasise team performance and to identify and reward individual contribution. Payments from the STIP are determined based on the performance of the Group or business unit and individual performance over the past year.

Group performance is based on achievement of volume and net operating profit after tax (NOPAT) targets against budget. Business unit performance is based on achievement of earnings before interest and tax targets against budget and where relevant for the business unit, achievement of volume targets against budget. These performance measures have been selected as they directly align the executives' reward to the key performance drivers of the Company. Individual performance is based on the achievement of pre-determined key performance indicators.

The Committee reviews annually the ongoing appropriateness of the STIP, the Plan rules and the degree of difficulty in meeting the targets. At the completion of the financial year, the Committee relies on audited financial results for calculating payments in accordance with the Plan rules. The Committee reviews the actual performance against the targets, considers individual performance and approves all incentive payments for the past financial year prior to payment being made in March of the following financial year. The incentive is paid in cash for all countries with the exception of Australia, where 10% of the incentive earned up to target and 100% of any incentive earned over target (up to a maximum of 120%) is required to be sacrificed into CCA ordinary shares. An executive can also elect to have up to a further 15% of the earned incentive sacrificed into shares. Shares must remain in trust for twelve months, after which a participant may withdraw the shares.

Remuneration report
continued

Remuneration structure
continued

Long Term Incentive Share Plan (LTISP)

The Board annually invites the Group Managing Director and senior executives to participate in the performance based LTISP. The LTISP was established in 2002, replacing both a long term cash incentive plan and subsequently the Executive Option Plan, which had no performance hurdles.

The LTISP creates a direct link between the financial performance of the Company, the value created for shareholders and the reward earned by key executives. In addition, the LTISP assists in retention of the senior executives and provides a mechanism for executives to increase their holding of shares, ensuring better alignment with shareholders. Both threshold and maximum LTISP amounts are set by reference to the external market of CCA's appropriate peer group of companies.

The LTISP offers the executive a right to an ordinary share in the Company, subject to the achievement of the applicable performance conditions –

i) in respect of the 2002-2004 and 2003-2005 performance periods, the performance condition is based on Total Shareholder Return (TSR) measured over a performance period against a peer group of companies. The TSR hurdle was selected as it is widely accepted as one of the better indicators of shareholder value creation relative to other similar companies; and

ii) in respect of the 2004-2006 and 2005-2007 performance periods, half of the award is subject to a TSR measure and half of the award is subject to the measurement of achievement of average annual growth in NOPAT over the period. The NOPAT hurdle was selected as it is a stretching and "line of sight" hurdle for the Plan participants, with achievement of the hurdle directly correlating to improved shareholder value. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 plan.

At the completion of the relevant plan period, an external consultant undertakes the TSR calculations in accordance with a pre-determined TSR methodology and the Plan rules. For those plans subject to a NOPAT performance measure, the Committee relies on audited financial results and the award of shares is calculated in accordance with the Plan rules. The Committee reviews the calculations and approves all awards prior to the shares being awarded.

Further detail on the performance conditions, peer groups, maximum awards and retesting is provided in the accompanying summary of the terms and conditions of the LTISP on pages 44 to 47. If the executive ceases to be employed before the end of the performance period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the following proportion of shares offered to the executive in respect of that performance period will be allocated subject to the Board's discretion –

- where less than one-third of the performance period has elapsed, none of the shares will be allocated; and
- if more than one-third of the performance period has elapsed, the number of shares to be allocated will be pro rated over the performance period and the performance condition will apply at the date of cessation of employment.

In the event of a change of control of the Company prior to the end of a performance period, the threshold number of shares offered to the executive in respect of the performance period will be allocated to the executive irrespective of whether the performance condition has been satisfied.

Once shares have been allocated following the achievement of the performance conditions, there remains a restriction on executives disposing of a portion of shares allocated to them under the LTISP for two years after allocation in accordance with a prescribed scale. The restrictions on disposal will cease if an executive ceases employment and may be waived by the Board in special circumstances such as change of control or other events affecting the issued capital of the Company.

Any awards under the LTISP are made in accordance with the rules of the LTISP. The shares are offered to the executives at no cost. At the end of the performance period and subject to the satisfaction of the performance condition(s), any shares allocated will be acquired by the Plan trustee and under the Plan rules can either be acquired by purchase of shares on the Australian Stock Exchange (ASX) at the prevailing market price or by subscription for new shares at no cost to the executive. To date, all awards of shares earned by executives have been purchased on market.

Under CCA's Policy of Dealing in CCA Shares, Directors' and executives are prohibited in dealing in short term or speculative trading in the Company's shares and transactions in the derivative markets.

The movement of shares during the reporting period held directly, indirectly or beneficially, by the Group Managing Director is disclosed in Note 33 of the financial statements.

Remuneration report continued

Remuneration structure continued

The following details CCA's financial performance over the last five years –

Year end 31 December	2001	2002	2003	2004	2005
Total dividend (cents per share)	14.0	18.5	23.0	28.0	31.5
Capital return (cents per share)	40.0	–	–	–	–
Net operating profit after tax[1] ($M)	171.1	205.5	238.8	274.3	320.5
Share price at 31 December[2] ($)	5.98	5.27	6.23	8.13	7.71

1 Net profit before significant items. 2001 excludes $30.2 million relating to the Philippines operation.

2 Share price at 31 December 2000 was $4.68.

CCA's share price against the Australian Stock Exchange All Industrials Top 100 (ASX 100) for the last five years is as follows –


100
80
60
40
20
0
-20
-40
CCA share price vs S&P ASX100 cumulative appreciation (%)
CCA share price $4.68 (01/01/2001)
CCA share price $7.71 (31/12/05)
CCA share price appreciation
S&P ASX 100 appreciation
Dec 00 Jun 01 Dec 01 Jun 02 Dec 02 Jun 03 Dec 03 Jun 04 Dec 04 Jun 05 Dec 05
Date

Data source: Reuters

The following summarises the terms and conditions of each plan within the LTISP –

a) 2002-2004 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2002 to 31 December 2004.
Performance condition	Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two-thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile.
Retesting	One year, at quarterly intervals.
Peer group	ASX 100 minus banks and financial services companies plus Standard & Poor's (S&P's) Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 66 companies commenced in the peer group as follows – Telstra Corporation, News Corporation, Woolworths, Wesfarmers, Singapore Telecom, Brambles Industries, Foster's Group, Westfield Holdings, CSL, Telecom New Zealand, Coles Myer, Publishing & Broadcasting, CSR, Qantas Airways, Lend Lease Corporation, Southcorp, Mayne Nickless, Amcor, Harvey Norman Holdings, CCA, Tabcorp Holdings, AGL, ResMed, Aristocrat Leisure, Computershare, John Fairfax Holdings, Leighton Holdings, James Hardie, Lion Nathan, Cochlear, Mirvac Group, Transurban Group, Sonic Healthcare, Orica, Flight Centre, BRL Hardy, Toll Holdings, Seven Network, Boral, Origin Energy, Patrick Corporation, Goodman Fielder, Billabong International, PaperlinX, Baycorp Advantage, APN News & Media, TAB, Jupiters, Foodland Associated, Futuris Corp, Australian Stock Exchange, Spotless Group, Washington H Soul Pattinson, West Australian Newspaper Holdings, Corporate Express Australia, Austereo Group, Ansell, MIA Group, Metcash Trading, Hills Motorway, National Foods, Incitec, Brickworks, Network TEN, Burns Philp & Company, Neverfail Springwater.
Performance	Component A – as at 31 December 2004, the plan vested at 77.6% of the maximum award. Retesting as at 31 March 2005, 30 June 2005, 30 September 2005 and 31 December 2005 has not changed the performance of the plan. With the plan retesting complete, no further awards will be made and the plan is now complete.

Remuneration report continued

Remuneration structure continued

b) 2003-2005 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2003 to 31 December 2005.
Performance condition	Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two-thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – not applicable. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	One year, at quarterly intervals.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 59 companies commenced in the peer group as follows – Telstra Corporation, News Corporation, Woolworths, Wesfarmers, Brambles Industries, Foster's Group, Westfield Holdings, CSL, Telecom New Zealand, Coles Myer, Publishing & Broadcasting, CSR, Qantas Airways, Lend Lease Corporation, Southcorp, Mayne Nickless, Amcor, Harvey Norman Holdings, CCA, Tabcorp Holdings, AGL, ResMed, Aristocrat Leisure, Computershare, John Fairfax Holdings, Leighton Holdings, James Hardie, Lion Nathan, Cochlear, Mirvac Group, Transurban Group, Sonic Healthcare, Orica, BRL Hardy, Toll Holdings, Seven Network, Boral, Goodman Fielder, Billabong International, PaperlinX, APN News & Media, TAB, Jupiters, Foodland Associated, Futuris Corp, Australian Stock Exchange, Western Australian Newspaper Holdings, Ansell, MIA Group, Metcash Trading, National Foods, Network TEN, Burns Philp & Company, BlueScope Steel, Patrick Corporation, AWB, OneSteel, McGuigan Simeon Wines, Ridley Corporation.
Performance	Component A – as at 31 December 2005, CCA ranked at the 30th percentile in the peer group and the Component did not vest at this date. Component C – at the end of the twelve month performance period, CCA ranked at the 52nd percentile in the peer group and the Component vested at 100% of the maximum award.

c) 2004-2006 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2004 to 31 December 2006.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two-thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 10% per annum over the performance period. If the Company's average growth is 10% per annum over the performance period, two-thirds of the maximum award will vest (the threshold). Between 10% and 15% per annum average growth, vesting increases on a straight line basis. The maximum award will vest if CCA's average growth is at or above 15% per annum. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.

Remuneration report continued

Remuneration structure continued

c) 2004-2006 Long Term Incentive Share Plan continued

Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 58 companies commenced in the peer group as follows – Telstra Corporation, News Corporation, Woolworths, Wesfarmers, Brambles Industries, Foster's Group, Westfield Holdings, CSL, Telecom New Zealand, Coles Myer, Publishing & Broadcasting, CSR, Qantas Airways, Lend Lease Corporation, Southcorp, Mayne Nickless, Amcor, Harvey Norman Holdings, CCA, Tabcorp Holdings, AGL, ResMed, Aristocrat Leisure, Computershare, John Fairfax Holdings, Leighton Holdings, James Hardie, Lion Nathan, Cochlear, Mirvac Group, Transurban Group, Sonic Healthcare, Orica, Toll Holdings, Boral, Billabong International, PaperlinX, APN News & Media, TAB, Foodland Associated, Futuris Corp, Australian Stock Exchange, Western Australian Newspaper Holdings, Ansell, Metcash Trading, National Foods, Network TEN, Burns Philp & Company, BlueScope Steel, Patrick Corporation, AWB, OneSteel, McGuigan Simeon Wines, Ridley Corporation, Rinker Group, Gunns, Sigma, Sims.
Performance	Components A and B – as at 31 December 2005, for the TSR performance measure CCA ranked at the 22nd percentile and for the NOPAT performance measure CCA averaged 14.65% growth per annum during the period. Component C – at the end of the twelve month performance period for the TSR performance measure, CCA ranked at the 35th percentile and for the NOPAT performance measure CCA achieved 16.4% growth per annum during the period, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 50% of the maximum award.

d) 2005-2007 Long Term Incentive Share Plan

Offered to	*Group Managing Director and executives.*
Period	1 January 2005 to 31 December 2007.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 58.824% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 70th percentile, vesting increases on a straight line basis. 88.235% of the maximum TSR award will vest if CCA's TSR is at the 70th percentile of the peer group. Between the 70th percentile and 75th percentile, vesting increases on a straight line basis. The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 47.058% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 58.824% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70.588% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 15% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 plan. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Overall maximum award	The combined number of shares to be awarded under the TSR performance measure together with those awarded under the NOPAT performance measure cannot exceed 88.235% of the combined maximum awards under each individual performance measure.
Exceptional performance	If the TSR ranking exceeds the 70th percentile (subject to the SPC Ardmona Ltd adjustment detailed above) or if the average growth in NOPAT exceeds 15% per annum, a minimum of 58.824% of the maximum award of both the shares allocated under the TSR performance measure and the NOPAT performance measure will be awarded.
Retesting	For the TSR performance measure, two years at quarterly intervals. There is no retesting of the NOPAT performance measure.

Remuneration structure continued

d) 2005-2007 Long Term Incentive Share Plan continued

Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period, with 15 companies on the reserve list to replace those, which are removed. A total of 61 companies commenced in the peer group as follows – Telstra Corporation, News Corporation, Woolworths, Wesfarmers, Brambles Industries, Foster's Group, CSL, Telecom New Zealand, Coles Myer, Publishing & Broadcasting, CSR, Qantas Airways, Lend Lease Corporation, Southcorp, Mayne Nickless, Amcor, Harvey Norman Holdings, CCA, Tabcorp Holdings, AGL, ResMed, Aristocrat Leisure, Computershare, John Fairfax Holdings, Leighton Holdings, James Hardie, Lion Nathan, Cochlear, Transurban Group, Sonic Healthcare, Orica, Toll Holdings, Boral, Billabong International, PaperlinX, APN News & Media, Foodland Associated, Futuris Corp, Western Australian Newspaper Holdings, Ansell, Metcash Trading, National Foods, Network TEN, Burns Philp & Company, BlueScope Steel, Patrick Corporation, AWB, OneSteel, McGuigan Simeon Wines, Ridley Corporation, Rinker Group, Gunns, Sigma, Sims, DCA Group, Pacific Brands, ABB Grain, GrainCorp, SPC Ardmona, Select Harvests, Australian Agricultural Company. Reserve list – WorleyParsons, Corporate Express Australia, Spotless Group, Smorgon Steel, Great Southern Plantations, Transfield Services, Ramsay Health Care, Southern Cross Broadcasting (Australia), David Jones, Adelaide Brighton, Coates Hire, GWA International, Baycorp Advantage, Austereo Group, FKP Property Group.
Performance	Components A and B – as at 31 December 2005, for the TSR performance measure CCA ranked at the 35th percentile and for the NOPAT performance measure CCA achieved 12.9% growth per annum during the period. Component C – at the end of the twelve month performance period CCA achieved the performance detailed above, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 49.7% of the maximum award.

Summary of employment contracts

The following are details of the employment contracts for key management personnel (excluding non-executive Directors) –

<u>T.J. Davis – Group Managing Director</u>

Employment period	To 30 September 2009.
Remuneration package	The on-target remuneration package is comprised of a 40% fixed component and a 60% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading and Company product.
Short Term Incentive Plan	Ranges from on-target being 75% of base salary, up to a maximum award of 146% of base salary.
Long Term Incentive Share Plan	Mr Davis has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2002-2004 LTISP				
	A	154,500	119,892	–
2003-2005 LTISP				
	A	174,750	–	174,750
	C	100,000	100,000	–
		274,750	100,000	174,750
2004-2006 LTISP				
	A and B	174,750	–	174,750
	C	100,000	50,000	50,000
		274,750	50,000	224,750
2005-2007 LTISP				
	A	99,025	–	99,025
	B	99,025	–	99,025
	Maximum of A and B	174,750	–	174,750
	C	150,000	74,500	75,500
		324,750	74,500	250,250

Remuneration report continued

Summary of employment contracts continued

T.J. Davis – Group Managing Director continued

Long Term Incentive Share Plan continued	Component A – subject to the measurement of TSR. Component B – subject to the measurement of average annual growth in NOPAT. Component C – as part of Mr Davis' conditions of employment, it had been agreed that Mr Davis would be granted an award of options under the Executive Option Plan annually on 12 November 2003 to 2006 inclusive. Subsequently, the Board determined not to issue further non-hurdle based options to executives and executive Directors under the Executive Option Plan, and as a consequence Component C was offered in lieu. For the 2003-2005 plan, all of the shares are subject to the same performance measure as Component A and for the 2004-2006 plan onwards, one-half of the shares are subject to the same performance measure as Component A and one-half of the shares are subject to the same performance measure as Component B. The performance measures will be tested twelve months after the commencement date of the performance period and if the performance measures have been achieved at that date, the shares will be allocated to Mr Davis. For the 2003-2005 and 2004-2006 LTISP, a maximum of 100% of the Component C award is allocated if the minimum or greater than the minimum performance measure is achieved. If the performance measures have not been achieved at the end of the twelve month period, the standard performance period applicable to the relevant LTISP will then apply.
Service agreement	The service agreement commenced on 12 November 2001 and expires on 31 December 2008. If Mr Davis is employed by the Company on 11 November 2006, he receives $1,000,000 (calculated as a deferred remuneration amount of $200,000 per annum for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis. If Mr Davis is employed by the Company on 31 December 2007, he receives a further payment of $225,000 and on completion of his service agreement on 31 December 2008 he receives a final payment under the agreement of $225,000.
Termination	If the Company terminates Mr Davis' employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 11 November 2006, he receives a service agreement payment of $1,450,000. If the Company terminates his employment after 11 November 2006 but before 31 December 2007, he receives a service agreement payment of $450,000 and if he is terminated after 31 December 2007 but before 31 December 2008, he receives a service agreement payment of $225,000. In addition, if the Company terminates Mr Davis' employment on or before 31 December 2006 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives twenty four months of total remuneration (which is defined as annual salary, any fringe benefits and an average annual STIP and LTISP that he received during the period of his agreement). If the Company terminates his employment after 31 December 2006, he receives twenty four months of total remuneration less the number of months worked after 31 December 2006.
Completion of employment period	Upon completion of the employment period at 30 September 2009, for those awards in the LTISP where the retesting has not completed, the Board will be able to allocate shares in circumstances where it would otherwise be unfair not to allocate shares. For those awards where the three year performance period will not have completed, Mr Davis will be eligible for a pro rata award. Any annual and long service leave will be paid in accordance with the Company policy on payment of leave due to involuntary termination.
Notice period by Company	Mr Davis will be given not less than twelve months notice as to the Company's intention to extend or not extend his service agreement.
Resignation	A minimum three months notice.

J.M. Wartig – Chief Financial Officer

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 49% fixed component and a 51% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 50% of fixed salary, up to a maximum award of 97.5% of fixed salary.
Long Term Incentive Share Plan	Mr Wartig has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2004-2006 LTISP	A and B	105,000	–	105,000
2005-2007 LTISP	A and B	105,000	–	105,000

For the 2005-2007 LTISP, the maximum TSR award is 59,500 shares and the maximum NOPAT award is 59,500 shares; however, the combined maximum of both awards is 105,000 shares.

Summary of employment contracts continued

J.M. Wartig – Chief Financial Officer continued

Service agreement	The service agreement commenced on 21 June 2004 and expires on 21 June 2009. If Mr Wartig is employed by the Company on 21 June 2009, he receives $500,000 (calculated as a deferred remuneration amount of $100,000 per completed year of service for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis.
Termination	If the Company terminates Mr Wartig's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 21 June 2009, he receives a lump sum service agreement payment of $500,000 and in addition he receives a maximum of twelve months of fixed remuneration (inclusive of both pay in lieu of notice and severance). This payment does not apply on expiry of the service agreement.
Resignation	A minimum three months notice.

W.G. White – Managing Director, Australia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 51% fixed component and a 49% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 50% of base salary, up to a maximum award of 97.5% of base salary.
Long Term Incentive Share Plan	Mr White has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2002-2004 LTISP	A	49,650	38,528	–
2003-2005 LTISP	A	95,275	–	95,275
2004-2006 LTISP	A and B	115,275	–	115,275
2005-2007 LTISP	A and B	115,275	–	115,275

For the 2005-2007 LTISP, the maximum TSR award is 65,323 shares and the maximum NOPAT award is 65,323 shares; however, the combined maximum of both awards is 115,275 shares.

Service agreement	The service agreement commenced on 1 November 2002. Under Mr White's original service agreement, he received a payment of $350,000 on 1 November 2005 after three years of employment with the Company. The current service agreement expires on 31 October 2009. If Mr White is employed by the Company on 31 October 2008, he receives 46,255 CCA shares, with one-third of this value disclosed on an annual basis. If Mr White is employed by the Company on 31 October 2009, he receives a further 19,823 CCA shares. Mr White is entitled to receive the dividends on all of these shares prior to their vesting.
Termination	If the Company terminates Mr White's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 October 2008, he receives a service agreement award of 46,255 CCA shares. If the Company terminates his employment after 31 October 2008 but before 31 October 2009, he receives a service agreement award of 19,823 shares. In addition, if the Company terminates Mr White's employment before 31 October 2009 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives four months notice (or four months pay in lieu of notice) and twelve months of fixed remuneration.
Notice period by Company	Mr White will be given not less than twelve months notice as to the Company's intention to extend or not extend his service agreement.
Resignation	A minimum four months notice.

Remuneration report continued

Summary of employment contracts continued

G. Adams – Managing Director, New Zealand & Fiji

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 60% fixed component and a 40% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 40% of base salary, up to a maximum award of 78% of base salary.
Long Term Incentive Share Plan	Mr Adams has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2004-2006 LTISP	A and B	31,500	–	31,500
2005-2007 LTISP	A and B	31,500	–	31,500

For the 2005-2007 LTISP, the maximum TSR award is 17,850 shares and the maximum NOPAT award is 17,850 shares; however, the combined maximum of both awards is 31,500 shares.

Service agreement	None.
Termination	If the Company terminates Mr Adams' employment during his New Zealand assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to three months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA).
Resignation	A minimum one month notice.

P. Kelly – Regional Director, Asia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 55% fixed component and a 45% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being 50% of base salary, up to a maximum award of 97.5% of base salary.
Long Term Incentive Share Plan	Mr Kelly has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2002-2004 LTISP	A	5,400	4,190	–
2003-2005 LTISP	A	25,725	–	25,725
2004-2006 LTISP	A and B	34,500	–	34,500
2005-2007 LTISP	A and B	35,250	–	35,250

For the 2005-2007 LTISP, the maximum TSR award is 19,975 shares and the maximum NOPAT award is 19,975 shares; however, the combined maximum of both awards is 35,250 shares.

Service agreement	None.
Termination	If the Company terminates Mr Kelly's employment due to his position being redundant and no suitable alternative position is available, he is entitled to a minimum of one month notice and twelve months of fixed remuneration.
Resignation	A minimum one month notice.

Remuneration report continued

Summary of employment contracts continued

R. Randall – Acting Managing Director, South Korea

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of an 84.1% fixed component and a 15.9% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on-target being 30% of base salary, up to a maximum award of 58.5% of base salary.
Long Term Incentive Share Plan	Mr Randall has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2003-2005 LTISP	A	10,500	–	10,500
2004-2006 LTISP	A and B	15,000	–	15,000
2005-2007 LTISP	A and B	12,000	–	12,000

For the 2005-2007 LTISP, the maximum TSR award is 6,800 shares and the maximum NOPAT award is 6,800 shares; however, the combined maximum of both awards is 12,000 shares.

Service agreement	None.
Termination	If the Company terminates Mr Randall's employment during his South Korean assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to seven months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA).
Resignation	A minimum one month notice.

J. Seward – Managing Director, Indonesia & PNG

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 55% fixed component and a 45% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on-target being 50% of base salary, up to a maximum award of 97.5% of base salary.
Long Term Incentive Share Plan	Mr Seward has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2004-2006 LTISP	A and B	36,000	–	36,000
2005-2007 LTISP	A and B	36,000	–	36,000

For the 2005-2007 LTISP, the maximum TSR award is 20,400 shares and the maximum NOPAT award is 20,400 shares; however, the combined maximum of both awards is 36,000 shares.

Service agreement	None.
Termination	If the Company terminates Mr Seward's employment during his Indonesian assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to a minimum of nine months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with the Coca-Cola System).
Resignation	A minimum two months notice.

Remuneration report continued

Summary of employment contracts continued

N. Garrard – Managing Director, SPC Ardmona, Australia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 57% fixed component and a 43% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on-target being 50% of fixed salary, up to a maximum award of 97.5% of fixed salary.
Long Term Incentive Share Plan	Mr Garrard has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2005-2007 LTISP	A and B	42,000	–	42,000

For the 2005-2007 LTISP, the maximum TSR award is 23,800 shares and the maximum NOPAT award is 23,800 shares; however, the combined maximum of both awards is 42,000 shares.

Service agreement	None.
Completion payment	If Mr Garrard is an employee on the two year anniversary of the purchase by CCA of all of the shares in SPC Ardmona Ltd, CCA will pay him a completion bonus of $250,000 provided that his performance has been to an acceptable standard. If Mr Garrard leaves the employment of CCA after twelve months but before the two year anniversary date, CCA will pay him $125,000.
Termination	If the Company terminates Mr Garrard's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct), he is entitled to three months notice and twelve months of fixed remuneration.
Resignation	A minimum three months notice.

M. Clark – General Manager, Grinders Coffee Business, Australia

Length of contract	To 31 July 2006.
Remuneration package	The on-target remuneration package is comprised of a 73% fixed component and a 27% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on-target being $150,000 of base salary, up to a maximum award of $292,500 of base salary.
Long Term Incentive Share Plan	Mr Clark has the following allocations of shares –

	Component	Maximum	Vested amount	Unvested (maximum)
2002-2004 LTISP	A	42,750	33,174	–
2003-2005 LTISP	A	86,725	–	86,725
2004-2006 LTISP	A and B	67,500	–	67,500
2005-2007 LTISP	A and B	32,280	–	32,280

For the 2005-2007 LTISP, the maximum TSR award is 18,292 shares and the maximum NOPAT award is 18,292 shares; however, the combined maximum of both awards is 32,280 shares.

Service agreement	The service agreement expired on 31 July 2005; however, the termination arrangement detailed below applies.
Termination	If the Company terminates Mr Clark's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 July 2006, his termination benefit amounts to twelve months of fixed remuneration reduced by the number of months worked after 31 July 2005. If the Company terminates Mr Clark's employment on or after 31 July 2006, in leaving the Company he will receive no severance payment other than the normal statutory leave amounts owing, together with his contract sum already disclosed in prior year remuneration reports of $700,000 for service to 31 December 2001, superannuation, service gratuity, and any pro rata incentive payment due.
Completion of employment period	If performance is at an acceptable level, upon leaving CCA Mr Clark will not be disadvantaged with respect to the vesting and exercise periods for his CCA options and shares.
Resignation	A minimum one month notice.

Remuneration report continued

Remuneration of non-executive Directors

The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total non-executive Directors' fees are not to exceed the annual limit of $1.5 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), non-executive Director fees are set and approved by the executive Director.

No element of the non-executive Director's remuneration is performance related.

The current annual Directors' fees payable to non-executive Directors are as follows –

	$
Chairman	322,500
Director (base fee)	107,500
Chairman – Audit, Risk & Compliance Committee	16,125
Member – Audit, Risk & Compliance Committee	10,750
Chairman – Compensation Committee	10,750
Member – Compensation Committee	6,450

No fees are payable in respect of membership of any other Board Committees.

From 1 July 2003, the non-executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market following the announcement of the Company's half year and annual results. The trustee of the Non-executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, accrued benefits under the prior scheme that was terminated as at 31 December 2002 were fixed at that date and will be paid when the relevant Director ceases to be a Director of the Company. Recognising that payment has been deferred, accrued benefits are indexed against the movement in Average Weekly Ordinary Time Earnings from 1 January 2003 to the date of payment of the benefits to the Directors. Where applicable, contributions required under superannuation guarantee legislation are made on behalf of the Directors.

Remuneration of key management personnel

The details of each key management personnel's remuneration for the CCA Group and CCA Entity during the financial year are set out below –

2005

	Short term			Post employment		Other long term	Termination[7]	Share based payments				Total performance related
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	Deferred remuneration[6] $	$	LTISP[8] $	ESP[9] $	Options/ Other[10] $	Total $	%
Directors												
D.M. Gonski, AO Chairman (non-executive)	322,500	–	–	11,862	30,157	–	–	–	–	–	364,519	–
J.R. Broadbent, AO Director (non-executive)	130,075	–	–	11,707	11,047	–	–	–	–	–	152,829	–
T.J. Davis[13] Director and Group Managing Director	1,337,583	1,000,000	163,675	545,358	–	258,617	–	1,266,446	–	–	4,571,679	50
I. Finan Director (non-executive) Appointed 9 August 2005	46,728	–	–	4,206	–	–	–	–	–	–	50,934	–
G.J. Kelly Director (non-executive)	116,551	–	–	10,490	–	–	–	–	–	–	127,041	–
W.M. King, AO Director (non-executive)	107,500	–	–	9,675	2,292	–	–	–	–	–	119,467	–

Refer to page 56 for footnote details.

Remuneration report continued

Remuneration of key management personnel continued
2005 continued

	Short term			Post employment		Other long term	Termination[7]	Share based payments				Total performance related
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	Deferred remuneration[6] $	$	LTISP[8] $	ESP[9] $	Options/ Other[10] $	Total $	%
Directors continued												
D.E. Meiklejohn Director (non-executive) Appointed 25 February 2005	97,510	–	–	8,776	–	–	–	–	–	–	106,286	–
M.K. Ward, AO Director (non-executive)	129,000	–	–	11,610	10,895	–	–	–	–	–	151,505	–
Former Director												
H.A. Schimberg Director (non-executive) Resigned 9 August 2005	69,228	–	–	–	–	–	–	–	–	–	69,228	–
Total Directors	2,356,675	1,000,000	163,675	613,684	54,391	258,617	–	1,266,446	–	–	5,713,488	
Executives												
J.M. Wartig Chief Financial Officer	626,667	292,000	118,070	12,000	–	83,198	–	281,471	18,800	–	1,432,206	40
W.G. White Managing Director, Australia	491,422	240,000	133,995	102,399	–	95,804	–	430,950	14,511	46,805	1,555,886	43
G. Adams Managing Director, New Zealand & Fiji	265,504	–	58,349	39,713	–	–	–	84,441	4,013	–	452,020	19
P. Kelly Regional Director, Asia Appointed 1 August 2005	143,639	150,000	24,116	68,506	–	–	–	53,282	4,608	433	444,584	46
R. Randall[11] Acting Managing Director, South Korea Appointed 1 July 2005	101,481	–	206,402	13,280	–	–	–	24,364	2,595	295	348,417	7
J. Seward[11] Managing Director, Indonesia & PNG	267,485	136,631	448,421	40,626	–	–	–	96,504	7,694	–	997,361	23
N. Garrard Managing Director, SPC Ardmona, Australia Appointed 25 February 2005	604,167	150,000	–	9,931	–	104,167	–	54,460	6,651	–	929,376	22
M. Clark[12] General Manager, Grinders Coffee Business, Australia	462,600	115,000	213,308	51,984	–	–	–	246,801	13,878	21,328	1,124,899	32
Former executive												
D.P. Westall[11] Managing Director, South Korea Employment ceased 26 August 2005	149,201	–	364,124	20,888	–	–	342,912	–	–	5,460	882,585	–
Total executives	3,112,166	1,083,631	1,566,785	359,327	–	283,169	342,912	1,272,273	72,750	74,321	8,167,334	
Total remuneration	5,468,841	2,083,631	1,730,460	973,011	54,391	541,786	342,912	2,538,719	72,750	74,321	13,880,822	

Refer to page 56 for footnote details.

2004

	Short term			Post employment		Other long term	Share based payments				Total performance related
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Super-annuation[4] $	Retire-ment benefits[5] $	Deferred remune-ration[6] $	LTISP[8] $	ESP[9] $	Options/ Other[10] $	Total $	%
Directors											
D.M. Gonski, AO Chairman (non-executive)	300,000	–	–	10,760	7,593	–	–	–	–	318,353	–
J.R. Broadbent, AO Director (non-executive)	121,000	–	–	10,760	2,782	–	–	–	–	134,542	–
T.J. Davis Director and Group Managing Director	962,750	900,000	244,615	372,550	–	141,383	846,988	–	–	3,468,286	50
G.J. Kelly Director (non-executive)	76,154	–	–	6,854	–	–	–	–	–	83,008	–
W.M. King, AO Director (non-executive)	100,000	–	–	9,000	577	–	–	–	–	109,577	–
H.A. Schimberg Director (non-executive)	106,000	–	–	–	–	–	–	–	–	106,000	–
M.K. Ward, AO Director (non-executive)	120,000	–	–	10,760	2,743	–	–	–	–	133,503	–
Former Directors											
M.F. Ihlein Director (executive) Resigned 19 March 2004	122,276	–	66,811	24,455	–	–	–	–	28,878	242,420	–
J.E. Chestnut Director (non-executive) Resigned 22 April 2004	34,148	–	–	3,073	–	–	–	–	–	37,221	–
Total Directors	1,942,328	900,000	311,426	448,212	13,695	141,383	846,988	–	28,878	4,632,910	
Executives											
J.M. Wartig Chief Financial Officer Appointed 21 June 2004	318,462	210,000	309,551	73,895	–	41,153	103,775	9,554	–	1,066,390	29
W.G. White Managing Director, Australia	461,250	282,000	135,397	104,055	–	117,000	235,866	13,838	25,333	1,374,739	38
G. Adams Managing Director, New Zealand & Fiji	248,497	91,274	42,929	41,150	–	–	31,133	–	–	454,983	27
D.P. Westall[11] Managing Director, South Korea Appointed 1 November 2004	223,451	50,949	404,216	47,136	–	–	72,208	6,528	17,314	821,802	15
J. Seward[11] Managing Director, Indonesia Appointed 1 August 2004	114,620	38,212	310,192	15,047	–	–	35,580	2,586	–	516,237	14
M. Clark[11] Managing Director, South Korea Ceased 31 October 2004	348,669	–	510,155	69,734	–	–	181,588	10,460	82,822	1,203,428	15
Former executive											
P.O. Baker[11] Managing Director, Indonesia Resigned 31 August 2004	189,152	–	364,690	37,830	–	–	192,962	5,675	92,463	882,772	22
Total executives	1,904,101	672,435	2,077,130	388,847	–	158,153	853,112	48,641	217,932	6,320,351	
Total remuneration	3,846,429	1,572,435	2,388,556	837,059	13,695	299,536	1,700,100	48,641	246,810	10,953,261	

Refer to page 56 for footnote details.

Remuneration report continued

Remuneration of key management personnel continued

Remuneration amounts are calculated over the period in which the individual held the key management position.

1 Director's fees include amounts contributed to the Non-executive Directors' Share Plan. Fees for non-executive Directors includes Committee fees.

2 Short Term Incentive Plan (STIP).

3 Non-monetary benefits includes the value of vehicle benefits, club membership, Company product and where applicable expatriate benefits. In the case of Mr Ihlein and Mr Clark, interest paid on certain loans held independently with a financial institution is also included.

4 Includes notional and actual contributions to superannuation.

5 There is no current scheme for the payment of retirement benefits. The accrual represents the estimated fair value of the accrued retirement benefit less the amount accrued in the prior period. The fixed amount as at 31 December 2002 is indexed annually by applying the Average Weekly Ordinary Time Earnings increase.

6 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less the amount accrued in the prior period.

7 Termination benefits include payments for severance and unused leave benefits paid upon termination. Amounts shown exclude amounts previously disclosed in remuneration.

8 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans.

	Component A – TSR			Component B – NOPAT			Component C Mr Davis	
	Mr Davis $	Mr Garrard $	All other executives $	Mr Davis $	Mr Garrard $	All other executives $	TSR $	NOPAT $
2003-2005	4.75	–	4.76	–	–	–	–	–
2004-2006	5.61	–	5.41	6.34	–	6.19	5.61	6.74
2005-2007	7.67	7.50	8.16	6.94	7.17	7.63	8.62	7.42

The NOPAT portion under Component C for the 2004-2006 LTISP due to Mr Davis vested at 31 December 2004 and having met the target, 50,000 shares were purchased in early 2005. These shares have been valued in the current period at the purchase price of $8.243 less the amount accrued in the prior period.

The NOPAT portion under Component C for the 2005-2007 LTISP due to Mr Davis vested at 31 December 2005 and having met the target, 74,500 shares will be purchased in early 2006.

9 Employees Share Plan (ESP) represents the Company's matching contribution.

10 Since 1 January 2003 share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model. The value of options is included to comply with the Corporations Act 2001 and has not been expensed by the Company. The percentage of remuneration comprising options in 2005 for each executive, where applicable, is less than 1% other than Mr White at 1% and Mr Clark at 2%. An amount of $25,694 is included for other share based payments, which represent the amortised amount for the period of the shares purchased in respect of the service agreement for Mr White. The Executive Salary Sacrifice Share Plan holds the shares until they vest.

11 *Messrs Randall, Seward, Westall, Clark and Baker were remunerated in USD whilst in Asia. These amounts were converted to AUD at the weighted average exchange rate for the financial year* AUD/USD 0.7630 (2004: AUD/USD 0.7410).

12 Mr Clark was appointed General Manager, Grinders Coffee Business on 1 September 2005; for the period 1 January to 31 August 2005, he was in the position of Business Development Director.

13 In relation to the accrued amount for the LTISP for Mr Davis of $1,266,446 in accordance with the valuations detailed in footnote 8, it should be noted that the only LTISP award to Mr Davis for the 2005 financial year will be 74,500 shares in the 2005-2007 LTISP. Therefore, the value vested for 2005 was only $574,395 (based on the closing share price on 31 December 2005).

Remuneration report continued

Remuneration of key management personnel continued

The percentage of cash grants vested to the maximum cash award available under STIP during the financial year is set out below –

	2005 %	2004 %
Director		
T.J. Davis	**51**	69
Executives		
J.M. Wartig	**40**	31
W.G. White	**50**	62
G. Adams	**–**	53
P. Kelly	**40**	66
R. Randall	**–**	17
J. Seward	**52**	16
N. Garrard	**21**	–
M. Clark	**39**	–

The cash grants will be paid in early 2006.

There is no retesting of this plan and the unvested portion is forfeited.

LTISP entitlements

Participation in the Company's LTISP is consistent with those aspects of the Plan already detailed in this report. All senior executive participation is governed by Company policy and the Plan trust deed. Shares are awarded to participants at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed, shares may be awarded to participants where employment is terminated prior to the completion of the performance period and more than one-third of the performance period has elapsed. The Board in its discretion has determined that if the executive's performance has been of an acceptable standard, the terms and conditions of the relevant performance period will apply as at the date employment ceases.

Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of these shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.

The following outlines the minimum and maximum level of participation for key management personnel in current offers under the Company's LTISP –

	2003-2005		2004-2006		2005-2007	
Number of ordinary shares in CCA offered in the LTISP	**Min.**	**Max.**	**Min.**	**Max.**	**Min.**	**Max.**
Director						
T.J. Davis[1]	216,500	274,750	216,500	274,750	216,500	324,750
Executives						
J.M. Wartig	–	–	70,000	105,000	70,000	105,000
W.G. White	76,850	95,275	76,850	115,275	76,850	115,275
G. Adams	–	–	21,000	31,500	21,000	31,500
P. Kelly	21,650	25,725	23,000	34,500	23,500	35,250
R. Randall	8,000	10,500	10,000	15,000	8,000	12,000
J. Seward	–	–	24,000	36,000	24,000	36,000
N. Garrard	–	–	–	–	28,000	42,000
M. Clark	72,400	86,725	45,000	67,500	21,520	32,280
Former executive						
D.P. Westall[2]	22,150	26,475	25,000	37,500	48,000	72,000

1 Mr Davis received an award from the 2003-2005 LTISP for 100,000 shares in 2003 and an award from the 2004-2006 LTISP for 50,000 shares in early 2005.

2 On ceasing employment, all awards for Mr Westall under the LTISP lapsed.

Remuneration report continued

Remuneration of key management personnel continued

The following outlines the estimated minimum and maximum value of the unamortised amount to be expensed in future financial years –

	2004-2006		2005-2007	
Value of ordinary shares in CCA offered in the LTISP	**Min. $**	**Max. $**	**Min. $**	**Max. $**
Director				
T.J. Davis	325,530	441,544	971,725	1,642,826
Executives				
J.M. Wartig	135,334	203,000	406,513	609,770
W.G. White	148,577	222,865	446,293	669,441
G. Adams	40,600	60,901	121,954	182,931
P. Kelly	44,466	66,701	136,472	204,709
R. Randall	19,334	29,000	46,459	69,688
J. Seward	46,400	69,600	139,376	209,064
N. Garrard	–	–	150,920	226,380
M. Clark	87,000	130,501	124,974	187,461

The value is based on the estimated fair value of shares offered in the Plan at grant date.

Awards granted or vested under LTISP during the financial year are set out below –

2005	Plan year	Shares awarded	% of maximum	% forfeited
Director				
T.J. Davis	2002-2004	119,892	78	22
T.J. Davis	2004-2006	50,000	100	–
T.J. Davis[1]	2005-2007	74,500	99	1
Executives				
W.G. White	2002-2004	38,528	78	22
P. Kelly	2002-2004	4,190	78	22
Former executive				
D. Westall	2002-2004	3,259	78	22

1 The NOPAT portion for the plan for Mr Davis vested at 31 December 2005. These shares will be purchased in early 2006.

Awards granted under LTISP are made at no cost to the employee.

The terms and conditions of each grant of options affecting remuneration in this financial year are as follows –

Grant date	Expiry date	Exercise price $	Value per option at grant date $	Exercise date
6 June 2001	31 July 2004	$4.25	$1.28	19 March 2004
17 August 2001	17 August 2011	$5.44	$1.46	17 August 2004
24 April 2002	31 July 2004	$6.12	$1.14	19 March 2004
16 August 2002	16 August 2007	$6.33	$1.17	16 August 2005
1 November 2002	1 November 2007	$5.18	$0.95	1 November 2005

No options have been issued by the Company since 1 November 2002. No performance conditions were attached to the grant of options.

The fair values of options have been determined using the Binomial Option Valuation Model, and take into account the following major assumptions –

	Options granted in	
Range of average	**2002**	**2001**
Life of options	4.0 to 5.0 years	4.0 years
Volatility of share price	24.0%	41.0%
Dividend rate	4.0%	4.0%

Remuneration report continued

Options held by key management personnel

Options exercised during the financial year are set out below –

2005	No. exercised	Exercise price $	Amount paid $
Director			
T.J. Davis	200,000	6.12	1,224,000
Executives			
P. Kelly	32,000	6.49	207,680
P. Kelly	47,400	5.44	257,856
P. Kelly	27,000	6.33	170,910
R. Randall	11,300	6.49	73,337
R. Randall	23,400	2.97	69,498
R. Randall	19,300	5.44	104,992
Former executive			
D. Westall	4,700	4.53	21,291
D. Westall	10,000	6.49	64,900
D. Westall	22,400	2.97	66,528
D. Westall	28,200	5.44	153,408
D. Westall	22,400	6.33	141,792

2004	No. exercised	Exercise price $	Amount paid $
Former Director			
M.F. Ihlein	35,000	4.11	143,850
M.F. Ihlein	56,000	4.76	266,560
M.F. Ihlein	265,000	6.61	1,751,650
M.F. Ihlein	100,000	6.12	612,000
M.F. Ihlein	222,000	4.25	943,500
Executives			
M. Clark	103,000	6.49	668,470
M. Clark	216,300	2.97	642,411
M. Clark	160,100	5.44	870,944
Former executive			
P.O. Baker	30,000	4.11	123,300

Each option exercised resulted in one share in the Company being issued. There were no unpaid amounts on the options exercised.

Share options

From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and options exercised during the financial year are included in Note 25 of the financial statements.

Events after the balance date

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	17.5	17.5	130.9	3 April 2006

The dividend has not been recognised as a liability in the 31 December 2005 financial statements.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission (ASIC) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Auditor independence and non-audit services

Auditor independence

The following independence declaration has been obtained from our auditor, Ernst & Young –

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our audit of the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G. Ezzy
Partner
Sydney
9th day February 2006

Liability limited by a scheme approved under Professional Standards Legislation

Non-audit services

The following non-audit services were provided by our auditor, Ernst & Young (Australia and International). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or is due to receive the following amounts for the provision of non-audit services –

AIFRS accounting advice	$201,000
Other assurance services	$153,000
Tax compliance reviews	$94,000

Signed in accordance with a resolution of the Directors.

T.J. Davis
Sydney
9th day of February 2006

Income Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Revenues before finance income	5	**4,149.6**	3,525.1	**351.3**	164.3
Expenses before finance costs	6	**(3,579.0)**	(3,006.4)	**(117.4)**	(82.0)
Other net income	6	–	–	**160.5**	–
Earnings before interest and tax					
Before significant items		**570.6**	518.3	**233.9**	82.3
Significant items		–	0.4	**160.5**	–
	4	**570.6**	518.7	**394.4**	82.3
Net finance costs					
Finance costs	6	**(151.1)**	(128.7)	**(125.6)**	(95.0)
Finance income	5	**10.6**	17.7	**70.6**	57.7
		(140.5)	(111.0)	**(55.0)**	(37.3)
Profit before income tax (expense)/benefit	5 & 6	**430.1**	407.7	**339.4**	45.0
Income tax (expense)/benefit					
Before significant items		**(109.6)**	(132.6)	**(29.8)**	3.4
Significant items		–	1.9	–	–
	7	**(109.6)**	(130.7)	**(29.8)**	3.4
Profit		**320.5**	277.0	**309.6**	48.4
Profit attributable to outside equity interests		–	(0.4)	–	–
Profit attributable to members of Coca-Cola Amatil Limited		**320.5**	276.6	**309.6**	48.4

	Refer Note	2005 ¢	2004 ¢
Earnings per share (EPS)	27		
Basic EPS		**43.3**	39.3
Diluted EPS		**43.1**	39.1
Before significant items –			
Basic EPS		**43.3**	39.0
Diluted EPS		**43.1**	38.7
Dividends paid	26		
Prior year final dividend paid per ordinary share		**15.5**	13.0
Current year interim dividend paid per ordinary share		**14.0**	12.5

Notes appearing on pages 66 to 118 to be read as part of the financial statements.

Balance Sheets

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2005

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Current assets					
Cash assets	8	**315.0**	279.9	**129.8**	99.4
Trade and other receivables	9	**636.1**	517.0	**5.3**	8.6
Inventories	10	**595.9**	384.0	–	–
Prepayments		**72.8**	58.6	**1.9**	3.6
Current income tax assets		**20.0**	–	**5.4**	–
Derivatives	34	**56.9**	–	**6.6**	–
		1,696.7	1,239.5	**149.0**	111.6
Non-current assets held for sale	11	**9.8**	8.5	–	–
Total current assets		**1,706.5**	1,248.0	**149.0**	111.6
Non-current assets					
Trade and other receivables	9	**16.7**	15.6	**1,673.9**	1,271.1
Investments in securities	12	–	0.1	**2,745.9**	2,031.7
Investments in bottlers' agreements	13	**1,506.4**	1,423.6	–	–
Property, plant and equipment	14	**1,512.5**	1,221.7	**2.1**	0.9
Intangible assets	15	**492.0**	22.0	–	–
Prepayments		**10.5**	8.4	–	–
Deferred income tax assets	20	**0.8**	1.1	**18.0**	16.5
Defined benefit superannuation plan asset	21	**1.0**	4.8	–	–
Derivatives	34	–	0.2	–	–
Total non-current assets		**3,539.9**	2,697.5	**4,439.9**	3,320.2
Total assets		**5,246.4**	3,945.5	**4,588.9**	3,431.8
Current liabilities					
Trade and other payables	17	**503.4**	406.4	**3.6**	8.5
Interest bearing liabilities	18	**552.4**	377.3	**97.2**	140.8
Current income tax liabilities		**50.6**	62.7	**41.4**	53.6
Provisions	19	**68.6**	52.1	**16.4**	13.6
Accrued charges		**297.1**	225.0	**35.9**	14.2
Derivatives	34	**81.3**	73.7	**42.0**	42.6
Total current liabilities		**1,553.4**	1,197.2	**236.5**	273.3
Non-current liabilities					
Trade and other payables	17	–	–	**382.6**	340.4
Interest bearing liabilities	18	**1,748.8**	1,211.4	**1,523.2**	723.8
Provisions	19	**65.0**	70.0	**10.5**	12.9
Deferred income tax liabilities	20	**341.9**	359.8	–	–
Defined benefit superannuation plan liability	21	**20.8**	20.1	**2.9**	4.8
Derivatives	34	**91.7**	154.5	**91.7**	141.8
Total non-current liabilities		**2,268.2**	1,815.8	**2,010.9**	1,223.7
Total liabilities		**3,821.6**	3,013.0	**2,247.4**	1,497.0
Net assets		**1,424.8**	932.5	**2,341.5**	1,934.8
Equity					
Share capital	22	**1,982.1**	1,671.5	**1,982.1**	1,671.5
Shares held by equity compensation plans	23	**(11.9)**	(10.0)	**(0.5)**	–
Reserves	24	**151.8**	64.1	**12.1**	7.6
Retained earnings/(accumulated losses)		**(697.2)**	(799.8)	**347.8**	255.7
Equity attributable to members of Coca-Cola Amatil Limited		**1,424.8**	925.8	**2,341.5**	1,934.8
Outside equity interests in controlled entities		–	6.7	–	–
Total equity		**1,424.8**	932.5	**2,341.5**	1,934.8

Notes appearing on pages 66 to 118 to be read as part of the financial statements.

Cash Flow Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Inflows/(outflows)					
Cash flows from operating activities					
Receipts from customers		**4,077.6**	3,540.1	**–**	–
Receipts from controlled entities for management and guarantee fees		**–**	–	**281.0**	133.0
Payments to suppliers and employees		**(3,360.7)**	(2,874.0)	**(106.4)**	(82.4)
Dividends received		**0.8**	1.5	**70.3**	31.3
Finance income received		**10.8**	17.7	**70.5**	57.7
Interest and other finance costs paid		**(145.6)**	(127.5)	**(118.7)**	(94.9)
Income tax paid		**(147.7)**	(176.8)	**(7.1)**	(51.4)
Net cash flows from/(used in) operating activities	8c)	**435.2**	381.0	**189.6**	(6.7)
Cash flows from investing activities					
Proceeds from disposal of –					
a surplus South Korean property		**–**	58.3	**–**	–
other property, plant and equipment		**10.2**	9.1	**–**	–
investments in securities		**–**	–	**–**	6.1
Payments for –					
additions of investments in securities		**–**	–	**(268.0)**	–
additions of property, plant and equipment	14	**(296.7)**	(211.8)	**(1.4)**	(0.1)
acquisitions of entities and operations (net)	32	**(314.4)**	(43.9)	**–**	–
additions of other non-current assets		**(7.4)**	(0.1)	**–**	–
Net cash flows from/(used in) investing activities		**(608.3)**	(188.4)	**(269.4)**	6.0
Cash flows from financing activities					
Proceeds from issue of shares		**24.9**	31.0	**24.9**	31.0
Proceeds from borrowings		**1,996.8**	509.1	**1,790.5**	498.0
Borrowings repaid		**(1,616.1)**	(546.2)	**(1,103.6)**	(479.4)
Net increase in intragroup loans		**–**	–	**(397.2)**	52.3
Dividends paid	26a)	**(204.5)**	(169.9)	**(204.5)**	(169.9)
Net cash flows from/(used in) financing activities		**201.1**	(176.0)	**110.1**	(68.0)
Net increase/(decrease) in cash and cash equivalents		**28.0**	16.6	**30.3**	(68.7)
Cash and cash equivalents held at the beginning of the financial year		**279.3**	259.9	**99.4**	168.1
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**6.5**	2.8	**–**	–
Cash and cash equivalents held at the end of the financial year	8a)	**313.8**	279.3	**129.7**	99.4

Notes appearing on pages 66 to 118 to be read as part of the financial statements.

Statements of Changes in Equity

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited					Outside equity interests	Total equity
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves[1] $M	Retained earnings/ (accumulated losses) $M	Total $M	$M	$M
At 1 January 2004 (AGAAP)	3i)	1,631.1	–	(419.0)	1,696.5	2,908.6	13.1	2,921.7
Adjustment on transition to all AIFRS net of tax, excluding AASB 132[2] and AASB 139[3]		–	(9.3)	430.6	(2,593.6)	(2,172.3)	(6.0)	(2,178.3)
At 1 January 2004 – adjusted	3i)	1,631.1	(9.3)	11.6	(897.1)	736.3	7.1	743.4
Transactions recognised directly in equity –								
Currency translation differences		–	–	46.5	–	46.5	(0.8)	45.7
Movement in –								
Unvested shares held by equity compensation plans		–	(0.7)	0.7	–	–	–	–
Share based remuneration plans		–	–	5.3	–	5.3	–	5.3
Total of transactions recognised directly in equity		–	(0.7)	52.5	–	51.8	(0.8)	51.0
Profit		–	–	–	276.6	276.6	0.4	277.0
Total changes in equity other than those arising from transactions with equity holders		–	(0.7)	52.5	276.6	328.4	(0.4)	328.0
Transactions with equity holders –								
Movement in ordinary shares	22	40.4	–	–	–	40.4	–	40.4
Dividends appropriated	26	–	–	–	(179.3)	(179.3)	–	(179.3)
Total of transactions with equity holders		40.4	–	–	(179.3)	(138.9)	–	(138.9)
At 31 December 2004	3i)	1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[2] and AASB 139[3], net of tax	24	–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		**1,671.5**	**(10.0)**	**57.3**	**(803.2)**	**915.6**	**6.7**	**922.3**
Transactions recognised directly in equity –								
Currency translation differences		**–**	**–**	**59.2**	**–**	**59.2**	**–**	**59.2**
Movement in –								
Unvested shares held by equity compensation plans		**–**	**(1.9)**	**1.4**	–	**(0.5)**	**–**	**(0.5)**
Share based remuneration plans		**–**	–	**6.7**	–	**6.7**	**–**	**6.7**
Derivatives		–	**–**	**27.2**	–	**27.2**	**–**	**27.2**
Total of transactions recognised directly in equity		–	**(1.9)**	**94.5**	–	**92.6**	**–**	**92.6**
Profit		–	**–**	–	**320.5**	**320.5**	**–**	**320.5**
Total changes in equity other than those arising from transactions with equity holders		**–**	**(1.9)**	**94.5**	**320.5**	**413.1**	**–**	**413.1**
Transactions with equity holders –								
Movement in ordinary shares	22	**354.3**	–	–	–	**354.3**	**–**	**354.3**
Cancellation of non-participating shares	22	**(43.7)**	–	–	–	**(43.7)**	–	**(43.7)**
Dividends appropriated	26	–	–	–	**(214.5)**	**(214.5)**	–	**(214.5)**
Acquisition of outside equity interests	32	–	–	–	**–**	–	**(6.7)**	**(6.7)**
Total of transactions with equity holders		**310.6**	**–**	**–**	**(214.5)**	**96.1**	**(6.7)**	**89.4**
At 31 December 2005		**1,982.1**	**(11.9)**	**151.8**	**(697.2)**	**1,424.8**	**–**	**1,424.8**

1 Refer to Note 24.
2 AASB 132 "*Financial Instruments: Disclosure and Presentation*", as applicable from 1 January 2005.
3 AASB 139 "*Financial Instruments: Recognition and Measurement*", as applicable from 1 January 2005.

Notes appearing on pages 66 to 118 to be read as part of the financial statements.

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

CCA Entity		Equity attributable to members of Coca-Cola Amatil Limited				
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves[1] $M	Retained earnings $M	Total equity $M
At 1 January 2004 (AGAAP)	3i)	1,631.1	–	126.5	1,114.0	2,871.6
Adjustment on transition to all AIFRS net of tax, excluding AASB 132[2] and AASB 139[3]		–	–	(124.2)	(727.4)	(851.6)
At 1 January 2004 – adjusted	3i)	1,631.1	–	2.3	386.6	2,020.0
Transactions recognised directly in equity –						
Movement in share based remuneration plans		–	–	5.3	–	5.3
Profit		–	–	–	48.4	48.4
Total changes in equity other than those arising from transactions with equity holders		–	–	5.3	48.4	53.7
Transactions with equity holders –						
Movement in ordinary shares	22	40.4	–	–	–	40.4
Dividends appropriated	26	–	–	–	(179.3)	(179.3)
Total of transactions with equity holders		40.4	–	–	(179.3)	(138.9)
At 31 December 2004	3i)	1,671.5	–	7.6	255.7	1,934.8
Adjustment on transition to AASB 132[2] and AASB 139[3], net of tax		–	–	–	(3.0)	(3.0)
At 1 January 2005 – adjusted		**1,671.5**	**–**	**7.6**	**252.7**	**1,931.8**
Transactions recognised directly in equity –						
Movement in –						
Unvested shares held by equity compensation plans		**–**	**(0.5)**	**–**	**–**	**(0.5)**
Share based remuneration plans		**–**	**–**	**6.7**	**–**	**6.7**
Derivatives		**–**	**–**	**(2.2)**	**–**	**(2.2)**
Total of transactions recognised directly in equity		**–**	**(0.5)**	**4.5**	**–**	**4.0**
Profit		**–**	**–**	**–**	**309.6**	**309.6**
Total changes in equity other than those arising from transactions with equity holders		**–**	**(0.5)**	**4.5**	**309.6**	**313.6**
Transactions with equity holders –						
Movement in ordinary shares	22	**354.3**	**–**	**–**	**–**	**354.3**
Cancellation of non-participating shares	22	**(43.7)**	**–**	**–**	**–**	**(43.7)**
Dividends appropriated	26	**–**	**–**	**–**	**(214.5)**	**(214.5)**
Total of transactions with equity holders		**310.6**	**–**	**–**	**(214.5)**	**96.1**
At 31 December 2005		**1,982.1**	**(0.5)**	**12.1**	**347.8**	**2,341.5**

1 Refer to Note 24.
2 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.
3 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 66 to 118 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest tenth of a million dollars unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Transition to AIFRS

i) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

This is the first annual financial report prepared based on AIFRS and comparatives for the financial year ended 31 December 2004 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed in Note 2.

Reconciliations of –

- AIFRS equity as at 1 January 2004 (the date of transition to AIFRS) and 31 December 2004; and
- AIFRS profit for the financial year ended 31 December 2004,

to the balances reported in the 31 December 2004 financial report prepared under the previous framework of Australian accounting standards, referred to as Australian Generally Accepted Accounting Principles (AGAAP), are detailed in Note 3.

ii) AASB 1 transitional exemptions

The Group has made the following elections in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" –

- Business combinations

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations that occurred before the date of transition to AIFRS.

- Fair value of properties as deemed cost

The Group has elected to carry properties at the date of transition to AIFRS at fair value, and use that fair value as deemed cost.

- Employee benefits

The Group has elected to recognise all cumulative actuarial gains and losses on the Group's defined benefit superannuation plans at the date of transition to AIFRS, and apply the "corridor" approach to actuarial gains and losses post transition (refer to the Early adoption section in Note 1a) iii)).

- Cumulative translation differences

The Group has elected to reset the foreign currency translation reserve to nil at the date of transition to AIFRS.

- Share based payment transactions

AASB 2 "Share-based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

- Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" from 1 January 2005.

iii) Early adoption

In preparing the comparative figures, the Group has elected to early adopt AASB 119 "Employee Benefits" as issued in December 2004. In adopting this standard, the Group has opted to take the "corridor" approach to accounting for actuarial gains and losses in relation to the Group's defined benefit superannuation plans. Refer to the accounting policy in Note 2s) Employee benefits – pensions and post retirement benefits.

No other Australian Accounting Standards issued but not yet effective have been early adopted. It is not considered early adoption of these standards would have a material impact on the results of the Group.

b) Principles of consolidation

The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include special purpose entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

The financial statements of controlled entities have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

c) Use of estimates

In conforming with generally accepted accounting principles, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

2. Summary of Significant Accounting Policies

The accounting policies adopted have been applied consistently throughout the two reporting periods contained in the financial report with the exception of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which are only applicable from 1 January 2005.

a) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised –

2. Summary of Significant Accounting Policies continued

i) Sale of goods and materials

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

ii) Rendering of services

Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably.

iii) Interest

Revenue is recognised as the interest accrues.

iv) Dividends

Revenue is recognised when the shareholder's right to receive the payment is established.

v) Rental income

Rental income arising from equipment hire is accounted for over the term of the rental contract.

Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

Revenue is recognised net of the discounts, allowances and applicable amounts of value added taxes such as the Australian goods and services tax.

b) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

c) Dividends

Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

d) Foreign currency translations

Transactions in overseas currencies are converted to the applicable functional currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the balance sheets are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The assets and liabilities of foreign controlled entities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the re-translation are taken directly to equity in the foreign currency translation reserve. The foreign currency translation reserve for all foreign operations, through adoption of an election on the date of transition to AIFRS, was deemed to be zero. On disposal of a foreign controlled entity, accumulated exchange differences are recognised in the income statements as a component of the gain or loss on disposal.

Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian controlled entities is Australian dollars.

e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with maturity of three months or less when purchased. For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of bank overdrafts.

f) Recoverability of trade and other receivables

A provision for doubtful debts is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off to the income statements as incurred.

g) Inventories

Inventories are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

h) Investments in controlled entities

Shares in controlled entities, as recorded in CCA Entity (Coca-Cola Amatil Limited) accounts, are carried at cost.

i) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but are tested annually for any impairment in the carrying amount.

j) Property, plant and equipment

Property, plant and equipment is recorded at cost. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statements in the financial year the item is derecognised.

k) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred.

2. Summary of Significant Accounting Policies continued

l) Non-current assets held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and is measured at the lower of its carrying amount and fair value less costs to sell. Non-current assets held for sale are not depreciated.

m) Intangible assets

Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible asset. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statements, and charged on a straight line basis.

Intangible assets, excluding software development costs, created within the business are not capitalised and costs taken to the income statements when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Software development costs incurred on an individual project are carried forward when future recoverability can reasonably be assured. Following the initial recognition of software development costs, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any costs carried forward are amortised over the assets' useful economic lives.

The carrying value of software development costs is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statements when the asset is derecognised.

The estimated useful lives of existing finite intangible assets are as follows –

Customer lists	5 to 10 years
Brand names	10 years
Intellectual property	5 years
Software development costs	1 to 7 years

n) Goodwill

Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually or more frequently if required, for any impairment in the carrying amount. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Goodwill arising on the acquisition of controlled entities is treated as an asset of the controlled entity. These balances are denominated in the currency of the controlled entity and are translated to Australian dollars on a consistent basis with the other assets and liabilities held by the controlled entity.

o) Recoverable amount of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists or where annual impairment testing for an asset is required, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the higher of an assets' fair value less costs to sell or value in use. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

An impairment loss is recognised in the income statements.

p) Trade and other payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. Terms of trade in relation to payables are on a weighted average of 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

q) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest cost.

r) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled. Benefits expected to be settled after twelve months from the reporting date are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.

s) Employee benefits – pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method.

2. Summary of Significant Accounting Policies continued

Under the "corridor" approach, actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates on government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees.

The Group's contributions made to defined contribution superannuation plans are charged against profits as incurred.

t) Employee benefits – equity compensation plans

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Employer contributions to the Employees Share Plan are charged as an employee benefits expense over the vesting period. Any amount of unvested shares held by the trust are controlled by the Group until they vest and are recorded at cost in the balance sheets within equity as shares held by equity compensation plans until they vest. The amount relating to the unvested obligation is recorded at balance date within equity as an adjustment to the equity compensation reserve until they vest. No gain or loss is recognised in the income statements on the purchase, sale, issue or cancellation of CCA's own equity instruments.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the shares at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefit expense over the vesting period together with a corresponding increase in the equity compensation reserve, ending on the date on which the relevant employees become entitled to the award.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and CCA's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statements charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

u) Share capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company, less transaction costs.

v) Income tax

i) Current income tax

Current income tax liability or asset represents amounts payable or receivable in relation to income taxes attributable to taxable profits of the current or prior financial years, less instalments of income tax paid.

ii) Deferred income tax

Deferred income tax is provided for using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred income tax liabilities are recognised for all taxable temporary differences, except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction, other than a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in controlled entities, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when the deferred tax assets and liabilities are recorded in relation to a particular jurisdiction.

Current and deferred income taxes relating to transactions recorded in equity are recorded in the matching class of equity.

w) Derivative financial instruments

The Group enters into derivative transactions, principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance. Derivative transactions are not entered into for speculative purposes.

The main risks arising from the Group's financial instruments are interest rate, liquidity, foreign currency, commodity and credit risks.

For the year ended 31 December 2005

All derivative financial instruments are initially recognised in the balance sheets at cost and are subsequently remeasured to their fair value. Changes in the fair value of derivative financial instruments are recognised either in the income statements or in equity depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

Changes in the fair values of derivative financial instruments that are designated and which qualify as fair value hedges and are highly effective, are recorded in the income statements along with the portions of the changes in the fair value of the hedged items that related to the hedged risks. Changes in the fair values of derivative financial instruments that are designated and qualify as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. The gains and losses that are recognised in equity are transferred to the income statements in the same period in which the hedged item affects earnings.

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

2. Summary of Significant Accounting Policies continued

w) Derivative financial instruments continued

For the year ended 31 December 2005 continued

On sale, expiry, or de-designation of a derivative instrument, the cumulative gains or losses are maintained in equity until such time as the forecast transaction impacts earnings. If the forecast transaction is no longer expected to occur, the cumulative gain or loss is transferred to earnings. Changes in the fair values of derivative financial instruments not qualifying for hedge accounting are reported in the income statements.

The Group documents at inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedge accounting are highly effective in offsetting changes in fair value or cash flows of hedged items.

For the year ended 31 December 2004

i) Interest rate derivatives

Interest payments and receipts arising from interest rate derivatives are recognised on an accrual basis as an adjustment to interest expense during the period. The premiums paid or received and any realised costs or benefits are amortised over the term of the agreement, as are gains and losses associated with financial futures.

ii) Foreign exchange derivatives

Costs and benefits arising from foreign exchange derivatives for expense and revenue transactions are brought to account in the income statements over the term of the agreement. For transactions to hedge specific capital or borrowing requirements, any costs or benefits resulting from the agreement forms part of the initial asset or liability carrying value.

iii) Commodity derivatives

The use of commodity derivatives gives rise to gains and losses on revaluation of the contract. These gains and losses are brought to account in the cost price of the commodity within the period the underlying transaction is being recorded.

x) Interest bearing liabilities and other borrowings

For the year ended 31 December 2005

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in the income statements when the liabilities are derecognised and as well as through the amortisation process.

For the year ended 31 December 2004

Loans and borrowings are measured at cost. Interest costs are recognised as an expense as incurred, except where interest costs are included in the costs of qualifying assets.

y) Finance costs

Finance costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

3. Impact of Adoption of AIFRS

The impacts of adopting AIFRS on total equity, balance sheet classifications, profit after tax and on the cash flow statements as reported under Australian Accounting Standards applicable before 1 January 2005 (AGAAP) are illustrated below –

i) Reconciliation of total equity as presented under AGAAP to that under AIFRS

	CCA Group		CCA Entity	
	31 Dec 2004 $M	1 Jan 2004 $M	31 Dec 2004 $M	1 Jan 2004 $M
Total equity under AGAAP	3,114.2	2,921.7	2,746.4	2,871.6
Adjustments to equity –				
A) Derecognition of 1999 revaluation increments of investments in bottlers' agreements (IBAs)	(1,914.5)	(1,914.5)	–	–
B) Derecognition of 1999 revaluation increments of investments in controlled entities	–	–	(795.9)	(821.3)
C) Impairment of investments in controlled entities	–	–	(81.5)	(81.5)
D) Deferred income taxes on IBAs	(263.6)	(263.6)	–	–
E) Derecognition of provision for withholding tax	–	–	64.1	54.7
F) Recognition of share based remuneration plans in equity reserve	17.6	11.6	6.5	2.1
G) Recognition of shares held by equity compensation plans	(10.0)	(9.3)	–	–
H) Derecognition of deferred expenses	(7.8)	(5.1)	–	–
I) Change in rental revenue recognition policy	(6.7)	(7.1)	–	–
J) Restatement of defined benefit superannuation plans' net deficit	6.5	5.5	0.6	1.2

3. Impact of Adoption of AIFRS continued

	CCA Group		CCA Entity	
	31 Dec 2004 $M	1 Jan 2004 $M	31 Dec 2004 $M	1 Jan 2004 $M
Adjustments to equity continued –				
K) Deferred income taxes on previous property revaluations	6.1	6.1	–	–
L) Recognition of depreciation on idle assets	(6.0)	(5.3)	–	–
M) Movement in foreign currency translation reserve (FCTR) arising from restatement of balances under AIFRS	(5.0)	–	–	–
N) Derecognition of research and training costs	(4.6)	(5.9)	–	–
O) Change in deferred income taxes relating to other AIFRS adjustment items	4.2	5.7	0.4	(0.2)
P) Recognition of revaluation and depreciation on properties no longer held for sale	1.3	0.7	–	–
Q) Write back of goodwill amortisation	0.5	–	–	–
R) Employee benefits adjustment	0.3	–	–	(0.6)
S) Recognition of deferred income tax assets previously derecognised	–	2.9	–	–
T) Derecognition of deferred income taxes relating to controlled entities in the Australian tax consolidated group	–	–	(5.8)	(6.0)
Total equity under AIFRS	932.5	743.4	1,934.8	2,020.0

A) Under AASB 138 "Intangible Assets", any revaluations performed on an intangible asset must meet certain criteria, including having an active market. In 1999, CCA revalued its IBAs to fair value as permitted under AGAAP. Under AIFRS, CCA's IBAs are deemed to be unique and to have no active market in existence. Therefore, all previous IBA revaluation increments were reversed on transition to AIFRS.

B) In 1999, CCA revalued its investments in controlled entities. On transition to AIFRS, CCA derecognised these previous revaluation increments. Investments in controlled entities are now accounted for at historic cost under AASB 127 "Consolidated and Separate Financial Statements".

C) Under AASB 136 "Impairment of Assets", investments in controlled entities were written down on transition to AIFRS where the investment in each controlled entity exceeded the controlled entity's net assets.

D) Temporary differences have arisen on certain IBAs under AASB 112 "Income Taxes". This is due to a difference in the carrying value and the respective tax base, of each IBA. This has resulted in an increase in deferred income tax liability.

E) The provision for withholding tax was recognised as a consolidation adjustment on the date of transition to AIFRS. Under AGAAP, this provision was recognised in the CCA Entity financial statements.

F) AASB 2 "Share-based Payment" requires an expense to be recognised for services received in a share based payment transaction when the services are received, with a corresponding increase in equity for an equity settled transaction. CCA previously recognised the liability for shares granted under the Long Term Incentive Share Plan (LTISP) as an employee benefit. The LTISP meets the definition of an equity settled transaction and accordingly the fair value at grant date has been transferred to a separate component of equity.

G) Urgent Issues Group (UIG) Interpretation 112 "Consolidation-Special Purpose Entities" requires consolidation of the trust that administers the Employees Share Plan (ESP). The unvested shares held by the trust are recognised as being controlled by the Group until they vest and are now recorded at cost in the balance sheets within equity. CCA previously recognised the expense of the ESP as incurred and trust accounts were not consolidated. The amount relating to the unvested obligation of the trust is recorded in equity (refer note F).

H) Certain deferred expenses were recognised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets".

I) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously, this revenue was recognised upon receipt of the upfront rental income.

J) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS, this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

K) Temporary differences are now accounted for on increments and decrements of previously revalued properties under AASB 112 "Income Taxes".

L) Idle assets or assets retired from active use, must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, such assets ceased being depreciated.

M) On the date of transition to AIFRS, CCA elected under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", to deem cumulative translation differences for all foreign operations to be zero. AASB 121 "The Effects of Changes in Foreign Exchange Rates" required the FCTR to be restated for all adjustments made under AIFRS.

N) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP, research costs could be capitalised where the benefits were beyond any reasonable doubt. AASB 138 "Intangible Assets" specifically prohibits the capitalisation of training costs.

3. Impact of Adoption of AIFRS continued

O) AASB 112 "Income Taxes" adopts a "balance sheet approach" to accounting for income taxes. Each of the adjusting entries made on the date of transition to AIFRS or during the comparative year were required to be tax effected. On transition, adjustments were made against retained earnings. In the comparative year for transactions recognised in profit or loss, any related tax effects were also recognised in profit or loss. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity.

P) The carrying amounts of non-current assets held for sale no longer meeting that classification criterion have been adjusted by restating depreciation expense and revaluation increments and decrements that would have been recorded had the assets not been classified as held for sale under AASB 5 *"Non-current Assets Held for Sale and Discontinued Operations"*.

Q) Goodwill is no longer amortised from the date of transition to AIFRS under AASB 3 "Business Combinations", but was amortised under AGAAP.

R) AASB 119 "Employee Benefits" provides wages and salaries, annual leave and sick leave as examples of short term employee benefits. Liabilities for short term employee benefits are to be measured at nominal amounts, whilst liabilities for long term employee benefits are to be measured at present value. Under AGAAP, wages and salaries, annual leave and sick leave were always measured at nominal amounts.

S) AASB 112 "Income Taxes" requires that a deferred tax asset must be recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Under AGAAP, a deferred tax asset was recognised when there was virtual certainty that taxable profits would be available. As a result, deferred income tax assets were previously accounted for as a credit to tax expense. The probable criterion under AIFRS is less stringent than the virtual certainty criterion under AGAAP.

T) The requirements in UIG 1052 "Tax Consolidation Accounting" differ significantly from the previous requirements in Australia in the superseded UIG Abstract 52 "Income Tax Accounting under the Tax Consolidation System". Under the superseded Abstract 52, the head entity in the tax consolidated group recognised both current and deferred taxes in relation to the wholly owned controlled entities in the group. Under the new UIG 1052, the controlled entities must initially recognise both current and deferred taxes before recognising the head entity's assumption of the current tax liability (asset) and tax losses/credits. Therefore, controlled entities are now required to recognise deferred taxes relating to temporary differences. CCA has adopted this interpretation and comparative information is restated accordingly.

ii) Adjustments to balance sheet classifications at 1 January 2004

CCA Group	**Assets**						**Liabilities**		
Nature	Inventories $M	Prepayments (current and non-current) $M	Non-current assets held for sale $M	Property, plant and equipment $M	Intangible assets $M	Deferred income tax assets $M	Current income tax liabilities $M	Accrued charges $M	Deferred income tax liabilities $M
Assets held for sale separate disclosure on the face of the balance sheets	(25.1)	–	25.1	–	–	–	–	–	–
Land and buildings no longer meeting held for sale recognition criteria	(11.3)	–	–	11.3	–	–	–	–	–
Reclassification of assets characterised as intangible assets	–	(4.5)	–	(20.6)	25.1	–	–	–	–
Reclassification of the provision for withholding tax	–	–	–	–	–	–	(54.6)	–	54.6
Offsetting of deferred income tax assets and liabilities by tax jurisdiction	–	–	–	–	–	(46.7)	–	–	(46.7)
Other	(1.5)	(0.2)	–	1.3	–	–	–	(0.4)	–
Total	(37.9)	(4.7)	25.1	(8.0)	25.1	(46.7)	(54.6)	(0.4)	7.9

CCA Entity	**Assets**	**Liabilities**		
Nature	Deferred income tax assets $M	Current provisions $M	Non-current provisions $M	Deferred income tax liabilities $M
Reclassification of employee benefits between current and non-current	–	(4.1)	4.1	–
Offsetting of deferred income tax assets and liabilities arising in the one tax jurisdiction	(60.5)	–	–	(60.5)
Total	(60.5)	(4.1)	4.1	(60.5)

3. Impact of Adoption of AIFRS continued

iii) Reconciliation of profit after tax under AGAAP to that under AIFRS

	CCA Group	CCA Entity
	2004 $M	2004 $M
Profit under AGAAP	280.7	38.8
A) Tax expense relating to provision for withholding tax	–	9.4
B) Derecognition of deferred expenses	(2.7)	–
C) Change in rental revenue recognition policy	0.4	–
D) Restatement of defined benefit superannuation plan net deficit	1.0	–
E) Recognition of depreciation on idle assets	(0.7)	–
F) Derecognition of research and training costs	1.3	–
G) Tax expense relating to AIFRS changes in deferred tax accounts	(1.5)	0.2
H) Adjustment on properties no longer held for sale	0.6	–
I) Write back of goodwill amortisation	0.5	–
J) Employee benefit adjustments	0.3	–
K) Recognition of deferred income tax assets previously derecognised	(2.9)	–
Profit under AIFRS	277.0	48.4

A) Income tax expense relating to the provision for withholding tax was recognised as a consolidation adjustment on the date of transition to AIFRS. Under AGAAP, such tax expense was recorded in the CCA Entity financial statements.

B) Certain deferred expenses were capitalised under AGAAP, but do not qualify for recognition under AASB 138 "Intangible Assets". The derecognition of deferred expenses during the period has resulted in a decrease in profit.

C) Revenue from long term rental contracts is now accounted for over the term of the rental contract. Previously, this revenue was recognised at the commencement of the rental contract.

D) A defined benefit superannuation plan asset and/or liability is recognised under AASB 119 "Employee Benefits". Under AIFRS, this is measured by a regular actuarial assessment, in comparison to AGAAP which permitted the use of estimates outside the required triennial actuarial review periods.

E) Idle assets must be depreciated under AASB 116 "Property, Plant and Equipment". Under AGAAP, assets ceased being depreciated when recognised as idle. The resulting depreciation on idle assets has resulted in a decrease in profit.

F) AASB 138 "Intangible Assets" prohibits the recognition of intangible assets arising from research activities (or the research phase of an internal project). The costs of such research activities must be expensed when incurred. Under AGAAP, research costs could be capitalised where the benefits were beyond any reasonable doubt. The derecognition of research and training costs has resulted in an increase in profit.

G) The tax effect of the adjustments above has resulted in an increase of $1.5 million and decrease of $0.2 million in deferred tax expense for the financial year ended 31 December 2004 for the Group and CCA Entity respectively.

H) The carrying amounts of non-current assets held for sale no longer meeting that classification criterion have been adjusted by restating for revaluations and depreciation expense that would have been incurred had the asset not been held for sale under AASB 5 "Non-current Assets Held for Sale and Discontinued Operations". The adjustment for revaluations and depreciation expense has resulted in an increase in profit.

I) Goodwill is not amortised under AASB 3 "Business Combinations", but was amortised under AGAAP. The reversal of amortisation expense has resulted in an increase in profit.

J) Under AASB 119 "Employee Benefits", short term employee benefits are employee benefits (other than termination benefits) which fall due wholly within twelve months after the end of the period in which the employees render the related service. Liabilities for short term employee benefits are to be measured at nominal amounts, whilst liabilities for long term employee benefits are to be measured at present value. In comparison, AGAAP required wages and salaries, annual leave and sick leave to be measured at nominal amounts in all circumstances. The change in classification and subsequent measurement resulted in an increase in profit.

K) Deferred income tax assets recognised on the date of transition to AIFRS were recognised during the financial year ended 31 December 2004 in the AGAAP financial statements.

iv) Explanation of adjustments between the cash flow statements presented under AIFRS and those presented under AGAAP

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP, with the exception of a change in the amounts considered to fall under the definition of cash and cash equivalents. The balance of cash and cash equivalents at the date of transition to AIFRS included a loan balance of $300.0 million. Under AIFRS, this amount is not considered to form part of cash and cash equivalents as defined in AASB 107 "Cash Flow Statements".

4. Financial Reporting by Business and Geographic Segments

	2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M
	Revenue from sales of beverages and food		**Other revenue**		**Total revenues before finance income**	
Beverage business						
Australia	**2,125.1**	2,041.6	**52.5**	13.7	**2,177.6**	2,055.3
Pacific[1]	**451.9**	427.2	**0.6**	0.5	**452.5**	427.7
South Korea	**630.7**	561.5	**6.5**	5.3	**637.2**	566.8
Indonesia & PNG	**427.9**	419.8	**6.7**	4.7	**434.6**	424.5
Total beverage	**3,635.6**	3,450.1	**66.3**	24.2	**3,701.9**	3,474.3
Food business						
SPCA[2] Australia	**351.9**	–	**5.0**	–	**356.9**	–
Total food	**351.9**	–	**5.0**	–	**356.9**	–
Corporate/unallocated	–	–	**90.8**	50.8	**90.8**	50.8
Total CCA Group	**3,987.5**	3,450.1	**162.1**	75.0	**4,149.6**	3,525.1
	Earnings before interest, tax and significant items		**Significant items[3]**		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**455.5**	432.5	–	–	**455.5**	432.5
Pacific[1]	**72.0**	81.9	–	–	**72.0**	81.9
South Korea	**(6.6)**	4.6	–	6.7	**(6.6)**	11.3
Indonesia & PNG	**42.9**	32.4	–	(6.3)	**42.9**	26.1
Total beverage	**563.8**	551.4	–	0.4	**563.8**	551.8
Food business						
SPCA[2] Australia	**45.7**	–	–	–	**45.7**	–
Total food	**45.7**	–	–	–	**45.7**	–
Corporate/unallocated	**(38.9)**	(33.1)	–	–	**(38.9)**	(33.1)
Total CCA Group	**570.6**	518.3	–	0.4	**570.6**	518.7

Refer to the following page for footnote details.

4. Financial Reporting by Business and Geographic Segments continued

	2005 $M	2004 $M	2005 $M	2004 $M	2005 $M	2004 $M
	Assets		Liabilities		Net assets	
Beverage business						
Australia	**2,092.4**	1,925.4	**472.3**	395.7	**1,620.1**	1,529.7
Pacific[1]	**459.7**	447.2	**66.6**	74.4	**393.1**	372.8
South Korea	**1,001.4**	900.3	**139.6**	113.3	**861.8**	787.0
Indonesia & PNG	**423.8**	346.7	**129.0**	118.6	**294.8**	228.1
Total beverage	**3,977.3**	3,619.6	**807.5**	702.0	**3,169.8**	2,917.6
Food business						
SPCA[2] Australia	**863.6**	–	**71.5**	–	**792.1**	–
Total food	**863.6**	–	**71.5**	–	**792.1**	–
Corporate/unallocated	**69.0**	43.8	**86.9**	61.8	**(17.9)**	(18.0)
Total segments	**4,909.9**	3,663.4	**965.9**	763.8	**3,944.0**	2,899.6
Assets and liabilities excluded from above[4]	**336.5**	282.1	**2,855.7**	2,249.2	**(2,519.2)**	(1,967.1)
Total CCA Group	**5,246.4**	3,945.5	**3,821.6**	3,013.0	**1,424.8**	932.5

	Depreciation and amortisation expenses		Other non-cash expenses		Additions and acquisitions of non-current assets[5]	
Beverage business						
Australia	**88.6**	76.5	**26.8**	24.8	**225.0**	167.2
Pacific[1]	**17.1**	15.9	**3.4**	4.0	**26.2**	22.9
South Korea	**32.7**	31.8	**17.8**	48.1	**42.8**	34.6
Indonesia & PNG	**36.5**	41.5	**3.6**	18.1	**62.0**	25.9
Total beverage	**174.9**	165.7	**51.6**	95.0	**356.0**	250.6
Food business						
SPCA[2] Australia	**7.5**	–	**0.8**	–	**595.5**	–
Total food	**7.5**	–	**0.8**	–	**595.5**	–
Corporate/unallocated	**0.2**	0.7	**5.9**	9.9	**1.4**	–
Total CCA Group	**182.6**	166.4	**58.3**	104.9	**952.9**	250.6

1 The Pacific segment comprises the New Zealand and Fijian operations.

2 SPCA refers to SPC Ardmona Ltd and its controlled entities.

3 Significant items in prior year include the following –

	2004 $M
Profit from disposal of a surplus South Korean property	35.2
Rationalisation of certain non-profitable cold drink equipment in South Korea	(23.6)
Rationalisation of returnable containers and deposits in Indonesia and South Korea	(11.2)
	0.4

4 Assets and liabilities shown against each segment exclude current and deferred income tax balances and assets and liabilities which relate to the Group's financing activity.

5 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

The Group operates in two business segments, being the beverage industry and food industry. Within the beverage industry, the Group manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages. From September 2005, CCA's beverage segment also includes the Grinders Coffee business. Grinders roasts, grinds, packs and sells coffee and provides coffee equipment and related services. Within the food industry, SPCA processes and markets fruit, vegetables and other food products.

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
5. Revenues					
Sales revenue					
Beverages		**3,635.6**	3,450.1	–	–
Food		**351.9**	–	–	–
		3,987.5	3,450.1	–	–
Other revenue					
Sales of materials		**90.5**	51.5	–	–
Rendering of services		**6.0**	3.4	–	–
Rental and other trading revenue		**64.8**	18.6	**0.3**	–
Management and guarantee fees from controlled entities	37	–	–	**280.7**	133.0
Dividend income from –					
controlled entities	37	–	–	**70.3**	31.3
other corporations		**0.8**	1.5	–	–
Total other revenue		**162.1**	75.0	**351.3**	164.3
Total revenues – before finance income		**4,149.6**	3,525.1	**351.3**	164.3
Finance income from –					
controlled entities	37	–	–	**67.1**	50.9
non-related parties		**10.6**	17.7	**3.5**	6.8
Total finance income		**10.6**	17.7	**70.6**	57.7
Total revenues		**4,160.2**	3,542.8	**421.9**	222.0

6. Expenses and Income Statement Disclosures

Profit before income tax expense/benefit has been arrived at after including –

	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
a) Expenses				
Cost of goods sold				
Beverages	**1,955.7**	1,817.5	–	–
Food	**265.5**	–	–	–
Materials	**86.4**	49.7	–	–
	2,307.6	1,867.2	–	–
Selling	**626.3**	547.7	–	–
Warehousing and distribution	**394.7**	339.4	–	–
Administration and other	**250.4**	252.1	**117.4**	82.0
Total expenses – before finance costs	**3,579.0**	3,006.4	**117.4**	82.0
Finance costs –				
controlled entities	–	–	**26.8**	24.2
non-related parties	**149.2**	126.8	**98.8**	70.8
Other finance costs	**1.9**	1.9	–	–
Total finance costs	**151.1**	128.7	**125.6**	95.0
Total expenses	**3,730.1**	3,135.1	**243.0**	177.0

6. Expenses and Income Statement Disclosures continued

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Profit before income tax expense/benefit has been arrived at after including –					
b) Income statement disclosures					
Amortisation expense					
Customer lists		**0.1**	–	–	–
Brand names		**0.3**	0.6	–	–
Intellectual property		**0.4**	0.2	–	–
Software development costs		**3.9**	5.3	–	–
Total amortisation expense	15	**4.7**	6.1	–	–
Depreciation expense					
Buildings		**9.1**	6.1	–	–
Plant and equipment		**168.8**	154.2	**0.2**	0.7
Total depreciation expense	14	**177.9**	160.3	**0.2**	0.7
Bad and doubtful debts expense					
Trade receivables		**3.3**	2.4	–	–
Rentals – operating leases		**57.5**	37.2	**1.7**	1.6
Defined benefit superannuation plan expenses	21f)	**10.5**	14.1	**0.7**	3.8
Defined contribution superannuation plan expenses		**33.1**	27.1	**6.1**	5.0
Employees Share Plan expenses		**5.7**	5.3	**1.1**	1.0
Long Term Incentive Share Plan expenses	24b)	**6.5**	5.3	**6.5**	5.3
Employee benefits expense		**50.7**	61.2	**11.1**	13.6
Net foreign exchange gains		**(7.9)**	(1.9)	**(6.9)**	(21.1)
Write (back)/down of inventories to net realisable value		**(0.4)**	0.6	–	–
Write down of investments to recoverable amounts		**0.1**	0.3	–	–
(Profit)/loss from disposal of –					
a surplus South Korean property		–	(35.2)	–	–
other property, plant and equipment		**1.1**	13.3	–	4.0
intangible assets		**0.1**	–	–	–
investments in securities		–	–	**(160.5)**	(5.6)
Rationalisation of certain non-profitable cold drink equipment in South Korea		–	23.6	–	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea		–	11.2	–	–
Impairment of goodwill	15	–	2.1	–	–
c) Significant items					
Profit from disposal of a surplus South Korean property		–	(35.2)	–	–
Rationalisation of certain non-profitable cold drink equipment in South Korea		–	23.6	–	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea		–	11.2	–	–
Profit from disposal of CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV to CCKBC Holdings Ltd (incorporated in Cyprus)		–	–	**(160.5)**	–
Total significant items		–	(0.4)	**(160.5)**	–

7. Income Tax Expense/(Benefit)

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
The prima facie income tax expense reconciles to income tax provided as follows –					
Prima facie income tax expense on profit at the Australian rate of 30%		**129.0**	122.3	**101.8**	13.5
Tax effect of permanent differences –					
Non-allowable expenses		**3.3**	5.0	**0.2**	1.8
Non-assessable dividends		**–**	–	**(21.1)**	(9.4)
Other items		**(0.1)**	(1.2)	**0.4**	(2.1)
Overseas tax rates differential		**1.9**	2.6	**–**	–
Overseas withholding tax		**(10.7)**	9.5	**–**	–
Overseas withholding tax (related to Cyprus restructure)[1]		**(11.2)**	–	**–**	–
Profit from disposal of investments in securities		**–**	–	**(48.2)**	–
Deductible temporary differences –					
Movement in derecognised amounts		**3.2**	(1.2)	**–**	–
Previously derecognised, now recognised		**–**	(0.1)	**–**	–
Adjustments for current income tax of prior periods		**(5.8)**	(6.2)	**(3.3)**	(7.2)
Income tax expense/(benefit)		**109.6**	130.7	**29.8**	(3.4)
Income tax expense/(benefit) comprises –					
Income tax expense/(benefit) before significant items		**109.6**	132.6	**29.8**	(3.4)
Significant items		**–**	(1.9)	**–**	–
		109.6	130.7	**29.8**	(3.4)
Income tax expense/(benefit) comprises –					
Current expense		**129.2**	127.6	**33.4**	7.5
Deferred expense/(benefit)	20b)	**(13.8)**	9.3	**(0.3)**	(3.7)
Adjustments for current income tax of prior periods		**(5.8)**	(6.2)	**(3.3)**	(7.2)
		109.6	130.7	**29.8**	(3.4)

1 Refer to Note 31 for details of controlled entities.

Australian tax consolidation

Coca-Cola Amatil Limited (CCA) has formed a consolidated group for income tax purposes, effective on and from 1 January 2003, with each of its wholly owned Australian controlled entities. CCA, as the head entity, has recognised all current income tax assets and liabilities relating to the consolidated group.

The method used to measure current and deferred income tax amounts is summarised in Note 2v).

The entities within the Group have entered a tax funding arrangement where each controlled entity will compensate CCA for the amount of tax payable that would be calculated as if the controlled entity was a tax paying entity.

In preparing the financial statements for CCA, the following amounts have been recognised as tax consolidation compensation adjustments –

	CCA Entity 2005 $M	CCA Entity 2004 $M
Total increase/(decrease) in amounts receivable (controlled entities)	**(46.7)**	2.6
Total increase/(decrease) in amounts payable (controlled entities)	**(6.5)**	12.3

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M

11. Non-current Assets Held for Sale

	2005 $M	2004 $M	**2005 $M**	2004 $M
Land				
Balance at the beginning of the financial year	**5.7**	20.7	**–**	–
Reclassification from property, plant and equipment	**6.0**	–	**–**	–
Disposals	**(3.8)**	(16.8)	**–**	–
Net foreign currency movements	**–**	1.8	**–**	–
Total land held for sale	**7.9**	5.7	**–**	–
Buildings				
Balance at the beginning of the financial year	**2.8**	4.4	**–**	–
Reclassification from property, plant and equipment	**0.9**	–	**–**	–
Disposals	**(0.3)**	(1.9)	**–**	–
Net foreign currency movements	**(1.5)**	0.3	**–**	–
Total buildings held for sale	**1.9**	2.8	**–**	–
Total non-current assets held for sale	**9.8**	8.5	**–**	–

Non-current assets held for sale represents the carrying value of South Korean land and buildings deemed to be surplus to business requirements. These assets are expected to be sold in 2006.

12. Investments in Securities

	2005 $M	2004 $M	**2005 $M**	2004 $M
Shares in controlled entities at cost[1]	**–**	–	**2,827.4**	2,113.2
Impairment	**–**	–	**(81.5)**	(81.5)
	–	–	**2,745.9**	2,031.7
Shares in non-related entities at cost	**4.0**	4.0	**–**	–
Impairment	**(4.0)**	(3.9)	**–**	–
	–	0.1	**–**	–
Total investments in securities	**–**	0.1	**2,745.9**	2,031.7

1 Refer to Note 31 for details of controlled entities

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

13. Investments in Bottlers' Agreements

	Refer Note	CCA Group $M	CCA Entity $M
Year ended 31 December 2005			
At 1 January 2005		**1,423.6**	–
Acquisitions of entities and operations	32	**28.3**	–
Net foreign currency movements		**54.5**	–
At 31 December 2005		**1,506.4**	–
At 31 December 2005			
Cost (gross carrying amount)		**1,755.8**	–
Prior impairment brought forward[1]		**(249.4)**	–
Net carrying amount		**1,506.4**	–
Year ended 31 December 2004			
At 1 January 2004		1,363.8	–
Acquisitions of entities and operations		4.3	–
Net foreign currency movements		55.5	–
At 31 December 2004		1,423.6	–
At 1 January 2004			
Cost (gross carrying amount)		1,569.8	–
Prior impairment brought forward[1]		(206.0)	–
Net carrying amount		1,363.8	–
At 31 December 2004			
Cost (gross carrying amount)		1,651.2	–
Prior impairment brought forward[1]		(227.6)	–
Net carrying amount		1,423.6	–

1 Movement in impairment from prior year is due only to foreign currency movement.

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2005, there were thirteen agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In assessing the useful life of bottlers' agreements, due consideration is given to the Group's history of dealing with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Group's Board of Directors and the ongoing strength of TCCC brands. In light of these considerations, no factor can be identified that would result in the agreements not being renewed at the end of their legal terms, and accordingly bottlers' agreements have been assessed as having an indefinite useful life.

Bottlers' agreements acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is utilised for measurement.

The brought forward impairment charge of $227.6 million relates to CCA's South Korea business. The assets carrying value was effectively reduced by this impairment charge in the 1999 financial statements.

As at 31 December 2005, the bottlers' agreements were tested for impairment and no impairment loss was expensed for the financial year. A description of management's approach to ensuring each investment in bottlers' agreements is recognised at recoverable amount is disclosed in Note 16.

8. Cash Assets

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Cash on hand and in banks		**186.3**	152.2	**56.2**	60.0
Short term deposits		**128.7**	127.7	**73.6**	39.4
Total cash assets		**315.0**	279.9	**129.8**	99.4

Cash on hand and in banks earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

The fair value of cash and cash equivalents for the Group is $315.0 million (2004: $279.9 million), and for the CCA Entity is $129.8 million (2004: $99.4 million).

Cash flow statements

a) Reconciliation of cash and cash equivalents

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Cash assets		**315.0**	279.9	**129.8**	99.4
Bank overdrafts	18	**(1.2)**	(0.6)	**(0.1)**	–
Cash and cash equivalents held at the end of the financial year		**313.8**	279.3	**129.7**	99.4

b) Non-cash investing and financing activities

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	26b)	**10.0**	9.4	**10.0**	9.4
Proceeds from disposal of CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV to CCKBC Holdings Ltd (incorporated in Cyprus) and like consideration for purchase of CCKBC Holdings Ltd		–	–	**764.9**	–
Shares issued as part consideration for purchase of SPC Ardmona Ltd		**275.7**	–	**275.7**	–
Other payables in relation to acquisitions (amounts to be paid post balance date)		**10.0**	–	**10.0**	–

c) Reconciliation of profit to net cash flows from/(used in) operating activities

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Profit		**320.5**	277.0	**309.6**	48.4
Depreciation, amortisation and amounts set aside to provisions		**236.4**	236.7	**11.3**	14.3
(Profit)/loss from disposal of –					
a surplus South Korean property		–	(35.2)	–	–
other property, plant and equipment		**1.1**	13.3	–	4.0
intangible assets		**0.1**	–	–	–
investments in securities		–	–	**(160.5)**	(5.6)
Rationalisation of certain non-profitable cold drink equipment in South Korea		–	23.6	–	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea		–	11.2	–	–
(Increase)/decrease in –					
interest receivable		**0.2**	–	**(0.1)**	–
other receivables		**(48.8)**	22.2	**1.6**	12.6
inventories		**(2.8)**	(50.4)	–	–
prepayments		**(18.2)**	14.9	**1.7**	(0.4)
Increase/(decrease) in –					
interest payable		**5.5**	1.2	**6.9**	1.4
tax payable		**(38.1)**	(46.1)	**22.7**	(54.8)
other payables		**31.2**	22.4	**(9.1)**	(14.8)
accrued charges		**10.3**	(32.8)	**10.9**	2.7
employee benefits and other provisions		**(57.0)**	(77.0)	**(10.7)**	(14.5)
derivatives		**(5.2)**	–	**5.3**	–
Net cash flows from/(used in) operating activities		**435.2**	381.0	**189.6**	(6.7)

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
9. Trade and Other Receivables					
Current					
Amounts receivable (controlled entities)	37	–	–	**2.6**	4.4
Trade receivables		**580.7**	440.9	–	–
Provision against trade receivables		**(3.4)**	(3.3)	–	–
Trade receivables (related entities)	37	**2.6**	0.9	–	–
Other receivables		**40.7**	52.2	**2.6**	3.8
Other receivables (related entities)	37	**15.5**	26.3	**0.1**	0.4
Total trade and other receivables (current)		**636.1**	517.0	**5.3**	8.6
Non-current					
Amounts receivable (controlled entities)	37	–	–	**1,673.9**	1,271.1
Other receivables		**16.7**	15.6	–	–
Total trade and other receivables (non-current)		**16.7**	15.6	**1,673.9**	1,271.1

Trade receivables are non-interest bearing. Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

For terms and conditions relating to related party receivables, refer to Note 37.

10. Inventories

	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Raw materials at cost	**251.7**	197.2	–	–
Raw materials at net realisable value	**0.8**	0.5	–	–
	252.5	197.7	–	–
Finished goods at cost	**269.9**	140.5	–	–
Finished goods at net realisable value	**21.4**	2.1	–	–
	291.3	142.6	–	–
Other inventories at cost[1]	**46.9**	37.1	–	–
Other inventories at net realisable value[1]	**5.2**	6.6	–	–
	52.1	43.7	–	–
Total inventories	**595.9**	384.0	–	–

1 Other inventories includes work in progress, spare parts (manufacturing and cold drink equipment) and fountain stock (postmix products).

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M

11. Non-current Assets Held for Sale

	2005 $M	2004 $M	**2005 $M**	2004 $M
Land				
Balance at the beginning of the financial year	**5.7**	20.7	**–**	–
Reclassification from property, plant and equipment	**6.0**	–	**–**	–
Disposals	**(3.8)**	(16.8)	**–**	–
Net foreign currency movements	**–**	1.8	**–**	–
Total land held for sale	**7.9**	5.7	**–**	–
Buildings				
Balance at the beginning of the financial year	**2.8**	4.4	**–**	–
Reclassification from property, plant and equipment	**0.9**	–	**–**	–
Disposals	**(0.3)**	(1.9)	**–**	–
Net foreign currency movements	**(1.5)**	0.3	**–**	–
Total buildings held for sale	**1.9**	2.8	**–**	–
Total non-current assets held for sale	**9.8**	8.5	**–**	–

Non-current assets held for sale represents the carrying value of South Korean land and buildings deemed to be surplus to business requirements. These assets are expected to be sold in 2006.

12. Investments in Securities

	2005 $M	2004 $M	**2005 $M**	2004 $M
Shares in controlled entities at cost[1]	**–**	–	**2,827.4**	2,113.2
Impairment	**–**	–	**(81.5)**	(81.5)
	–	–	**2,745.9**	2,031.7
Shares in non-related entities at cost	**4.0**	4.0	**–**	–
Impairment	**(4.0)**	(3.9)	**–**	–
	–	0.1	**–**	–
Total investments in securities	**–**	0.1	**2,745.9**	2,031.7

1 Refer to Note 31 for details of controlled entities

13. Investments in Bottlers' Agreements

	Refer Note	CCA Group $M	CCA Entity $M
Year ended 31 December 2005			
At 1 January 2005		**1,423.6**	–
Acquisitions of entities and operations	32	**28.3**	–
Net foreign currency movements		**54.5**	–
At 31 December 2005		**1,506.4**	–
At 31 December 2005			
Cost (gross carrying amount)		**1,755.8**	–
Prior impairment brought forward[1]		**(249.4)**	–
Net carrying amount		**1,506.4**	–
Year ended 31 December 2004			
At 1 January 2004		1,363.8	–
Acquisitions of entities and operations		4.3	–
Net foreign currency movements		55.5	–
At 31 December 2004		1,423.6	–
At 1 January 2004			
Cost (gross carrying amount)		1,569.8	–
Prior impairment brought forward[1]		(206.0)	–
Net carrying amount		1,363.8	–
At 31 December 2004			
Cost (gross carrying amount)		1,651.2	–
Prior impairment brought forward[1]		(227.6)	–
Net carrying amount		1,423.6	–

1 Movement in impairment from prior year is due only to foreign currency movement.

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2005, there were thirteen agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In assessing the useful life of bottlers' agreements, due consideration is given to the Group's history of dealing with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Group's Board of Directors and the ongoing strength of TCCC brands. In light of these considerations, no factor can be identified that would result in the agreements not being renewed at the end of their legal terms, and accordingly bottlers' agreements have been assessed as having an indefinite useful life.

Bottlers' agreements acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is utilised for measurement.

The brought forward impairment charge of $227.6 million relates to CCA's South Korea business. The assets carrying value was effectively reduced by this impairment charge in the 1999 financial statements.

As at 31 December 2005, the bottlers' agreements were tested for impairment and no impairment loss was expensed for the financial year. A description of management's approach to ensuring each investment in bottlers' agreements is recognised at recoverable amount is disclosed in Note 16.

14. Property, Plant and Equipment

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
Year ended 31 December 2005						
At 1 January 2005, net of accumulated depreciation and impairment		255.5	152.5	757.4	56.3	1,221.7
Additions		6.7	4.2	105.9	179.9	296.7
Disposals		–	(0.4)	(6.8)	–	(7.2)
Acquisitions of entities and operations		6.5	48.1	82.8	15.2	152.6
Depreciation expense	6	–	(9.1)	(168.8)	–	(177.9)
Net foreign currency movements		11.6	5.7	15.5	0.1	32.9
Net transfers out of buildings, plant and equipment under construction and net transfers to non-current assets held for sale		(2.4)	7.9	104.9	(117.3)	(6.9)
Transfers from/(to) other non-current assets		1.4	(0.8)	0.2	(0.2)	0.6
At 31 December 2005, net of accumulated depreciation and impairment		279.3	208.1	891.1	134.0	1,512.5
At 1 January 2005						
Cost (gross carrying amount)		255.5	161.8	1,931.0	56.3	2,404.6
Accumulated depreciation and impairment		–	(9.3)	(1,173.6)	–	(1,182.9)
Net carrying amount		255.5	152.5	757.4	56.3	1,221.7
At 31 December 2005						
Cost (gross carrying amount)		279.3	226.2	2,211.3	134.0	2,850.8
Accumulated depreciation and impairment		–	(18.1)	(1,320.2)	–	(1,338.3)
Net carrying amount		279.3	208.1	891.1	134.0	1,512.5
CCA Entity						
Year ended 31 December 2005						
At 1 January 2005, net of accumulated depreciation		–	–	0.9	–	0.9
Additions		–	–	–	1.4	1.4
Depreciation expense	6	–	–	(0.2)	–	(0.2)
At 31 December 2005, net of accumulated depreciation		–	–	0.7	1.4	2.1
At 1 January 2005						
Cost (gross carrying amount)		–	–	3.7	–	3.7
Accumulated depreciation		–	–	(2.8)	–	(2.8)
Net carrying amount		–	–	0.9	–	0.9
At 31 December 2005						
Cost (gross carrying amount)		–	–	3.7	1.4	5.1
Accumulated depreciation		–	–	(3.0)	–	(3.0)
Net carrying amount		–	–	0.7	1.4	2.1

1 Freehold and leasehold buildings include improvements made to buildings.

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2005

14. Property, Plant and Equipment continued

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
Year ended 31 December 2004						
At 1 January 2004, net of accumulated depreciation and impairment		234.1	146.0	727.1	66.0	1,173.2
Additions		3.0	2.2	141.7	64.9	211.8
Disposals		(0.8)	(1.1)	(19.8)	–	(21.7)
Acquisitions of entities and operations		1.2	–	26.8	–	28.0
Depreciation expense	6	–	(6.1)	(154.2)	–	(160.3)
Net foreign currency movements		7.0	3.0	(1.5)	–	8.5
Impairment[2]		–	–	(26.0)	–	(26.0)
Net transfers out of buildings, plant and equipment under construction and net transfers to non-current assets held for sale		8.8	9.2	56.6	(74.6)	–
Transfers from/(to) other non-current assets		2.2	(0.7)	6.7	–	8.2
At 31 December 2004, net of accumulated depreciation and impairment		255.5	152.5	757.4	56.3	1,221.7
At 1 January 2004						
Cost (gross carrying amount)		234.1	148.4	1,765.9	66.0	2,214.4
Accumulated depreciation and impairment		–	(2.4)	(1,038.8)	–	(1,041.2)
Net carrying amount		234.1	146.0	727.1	66.0	1,173.2
At 31 December 2004						
Cost (gross carrying amount)		255.5	161.8	1,931.0	56.3	2,404.6
Accumulated depreciation and impairment		–	(9.3)	(1,173.6)	–	(1,182.9)
Net carrying amount		255.5	152.5	757.4	56.3	1,221.7
CCA Entity						
Year ended 31 December 2004						
At 1 January 2004, net of accumulated depreciation		–	–	5.6	–	5.6
Additions		–	–	0.1	–	0.1
Disposals		–	–	(4.1)	–	(4.1)
Depreciation expense	6	–	–	(0.7)	–	(0.7)
At 31 December 2004, net of accumulated depreciation		–	–	0.9	–	0.9
At 1 January 2004						
Cost (gross carrying amount)		–	–	13.2	–	13.2
Accumulated depreciation		–	–	(7.6)	–	(7.6)
Net carrying amount		–	–	5.6	–	5.6
At 31 December 2004						
Cost (gross carrying amount)		–	–	3.7	–	3.7
Accumulated depreciation		–	–	(2.8)	–	(2.8)
Net carrying amount		–	–	0.9	–	0.9

1 Freehold and leasehold buildings include improvements made to buildings.

2 Relates to existing impairment amounts included in the income statements.

15. Intangible Assets

	Refer Note	CCA Group Customer lists[1&2] $M	CCA Group Brand names[1] $M	CCA Group Intellectual property[1&2] $M	CCA Group Software development costs[3] $M	CCA Group Goodwill[1] $M	CCA Group Total intangible assets $M	CCA Entity Total intangible assets $M
Year ended 31 December 2005								
At 1 January 2005, net of accumulated amortisation and impairment		**1.6**	**0.3**	**1.4**	**14.8**	**3.9**	**22.0**	–
Additions		**1.1**	–	**0.4**	**2.3**	–	**3.8**	–
Disposals		–	–	–	**(0.1)**	–	**(0.1)**	–
Acquisitions of entities and operations		–	**102.3**	–	–	**368.0**	**470.3**	–
Amortisation expense	6	**(0.1)**	**(0.3)**	**(0.4)**	**(3.9)**	–	**(4.7)**	–
Net foreign currency movements		–	–	–	**0.9**	**(0.2)**	**0.7**	–
At 31 December 2005, net of accumulated amortisation and impairment		**2.6**	**102.3**	**1.4**	**14.0**	**371.7**	**492.0**	–
At 1 January 2005								
Cost (gross carrying amount)		**1.6**	**6.9**	**1.8**	**30.5**	**6.0**	**46.8**	–
Accumulated amortisation and impairment		–	**(6.6)**	**(0.4)**	**(15.7)**	**(2.1)**	**(24.8)**	–
Net carrying amount		**1.6**	**0.3**	**1.4**	**14.8**	**3.9**	**22.0**	–
At 31 December 2005								
Cost (gross carrying amount)		**2.7**	**109.2**	**2.2**	**34.4**	**373.8**	**522.3**	–
Accumulated amortisation and impairment		**(0.1)**	**(6.9)**	**(0.8)**	**(20.4)**	**(2.1)**	**(30.3)**	–
Net carrying amount		**2.6**	**102.3**	**1.4**	**14.0**	**371.7**	**492.0**	–
Year ended 31 December 2004								
At 1 January 2004, net of accumulated amortisation and impairment		–	0.7	1.0	20.1	2.7	24.5	–
Additions		–	–	0.4	0.1	–	0.5	–
Acquisitions of entities and operations		1.6	0.2	–	–	3.3	5.1	–
Amortisation expense	6	–	(0.6)	(0.2)	(5.3)	–	(6.1)	–
Net foreign currency movements		–	–	0.2	(0.1)	–	0.1	–
Impairment	6	–	–	–	–	(2.1)	(2.1)	–
At 31 December 2004, net of accumulated amortisation and impairment		1.6	0.3	1.4	14.8	3.9	22.0	–
At 1 January 2004								
Cost (gross carrying amount)		–	6.9	1.0	29.8	2.7	40.4	–
Accumulated amortisation and impairment		–	(6.2)	–	(9.7)	–	(15.9)	–
Net carrying amount		–	0.7	1.0	20.1	2.7	24.5	–
At 31 December 2004								
Cost (gross carrying amount)		1.6	6.9	1.8	30.5	6.0	46.8	–
Accumulated amortisation and impairment		–	(6.6)	(0.4)	(15.7)	(2.1)	(24.8)	–
Net carrying amount		1.6	0.3	1.4	14.8	3.9	22.0	–

1 Purchased as part of a business combination.

2 Asset purchase.

3 Internally generated.

15. Intangible Assets continued

The useful life of customer lists is finite, and amortisation is on a straight line basis over five to ten years.

In assessing the useful life of SPCA brand names, due consideration is given to the existing longevity of SPCA brands, indefinite life cycle of the industry in which SPCA operates and expected usage of the brand names in the future. In light of these considerations, no factor could be identified that would result in the brand names having a finite useful life, and accordingly SPCA brand names have been assessed as having an indefinite useful life.

Other brand names have been assessed as having finite useful lives and are amortised on a straight line basis over ten years.

Intellectual property has a finite useful life, and amortisation is on a straight line basis over five years.

Software development costs represent internally generated intangible assets with finite useful lives, and are amortised on a straight line basis from one to seven years depending on the specific intangible asset.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 31 December 2005. No impairment was expensed in 2005. Refer to Note 16 for further details on impairment.

16. Impairment Testing of Indefinite Lived Intangible Assets

Intangible assets deemed to have indefinite lives are allocated to the Group's cash generating units (CGUs) identified according to business segment and country of operation.

A segment-level summary of the intangible assets deemed to have indefinite lives is presented below –

	CCA Group			
	Investments in bottlers' agreements $M	Brand names $M	Goodwill $M	Total intangible assets with indefinite lives $M
Year ended 31 December 2005				
Beverage business	**1,506.4**	**–**	**49.3**	**1,555.7**
Food business	**–**	**99.3**	**322.4**	**421.7**
Total	**1,506.4**	**99.3**	**371.7**	**1,977.4**
Year ended 31 December 2004				
Beverage business	1,423.6	–	3.9	1,427.5

a) Impairment tests for indefinite lived investments in bottlers' agreements and goodwill

The recoverable amount of a CGU is determined based on fair value less costs to sell. Fair value less costs to sell is calculated using a discounted cash flow methodology covering a fifteen year period with an appropriate residual value at the end of that period, for each segment and country in which the Group operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and approved by the Board.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of indefinite lived investments in bottlers' agreements and goodwill –

i) Cash flow forecasts

Cash flow forecasts are based on three year business plans presented to and approved by the Board, extrapolated out to fifteen years using forecast growth rates.

ii) Residual value

Residual value is calculated using a perpetuity growth formula based on the cash flow forecast for year fifteen, weighted average cost of capital (after tax) and forecast growth rate.

iii) Forecast growth rates

Forecast growth rates are based on past performance and management's expectations for future performance in each segment and country.

iv) Discount rates

Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

16. Impairment Testing of Indefinite Lived Intangible Assets continued

b) Impairment tests for indefinite lived brand names

The recoverable amount of a CGU is determined based on fair value less costs to sell. Fair value less costs to sell is calculated using a "relief from royalty" discounted cash flow methodology covering a ten year period with an appropriate residual value at the end of that period. The methodology utilises notional after tax royalty cash flows, which are based primarily on three year business plans prepared by management.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of indefinite lived brand names –

i) Cash flow forecasts
Brand related cash flow forecasts are based on three year business plans prepared by management, extrapolated out to ten years using forecast growth rates.

ii) Royalty rates
Royalty rates are based on market rates for comparable brands adjusted for costs associated with maintaining the brand.

iii) Residual value
Residual value is calculated using a perpetuity growth formula based on the notional after tax royalty cash flow forecast for year ten, weighted average cost of capital (after tax) and forecast growth rate.

iv) Forecast growth rates
Forecast growth rates are based on past performance and management's expectations for future performance.

v) Discount rates
Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

		CCA Group		CCA Entity	
	Refer Note	**2005 $M**	2004 $M	**2005 $M**	2004 $M
17. Trade and Other Payables					
Current					
Amounts payable (controlled entities)	37	**–**	–	**3.1**	0.8
Trade payables		**324.8**	218.0	**0.3**	7.6
Trade payables (related entities)	37	**168.7**	161.7	**–**	–
Other payables		**9.9**	26.7	**0.2**	0.1
Total trade and other payables (current)		**503.4**	406.4	**3.6**	8.5
Non-current					
Amounts payable (controlled entities)	37	**–**	–	**382.6**	340.4
Total trade and other payables (non-current)		**–**	–	**382.6**	340.4

Terms of trade in relation to payables are on a weighted average of 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

For terms and conditions relating to related party payables, refer to Note 37.

18. Interest Bearing Liabilities

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Current					
Bonds		**332.2**	326.2	**97.1**	140.8
Loans		**0.4**	0.2	**–**	–
Bank loans		**218.6**	50.3	**–**	–
Bank overdrafts		**1.2**	0.6	**0.1**	–
Total interest bearing liabilities (current)	36g)	**552.4**	377.3	**97.2**	140.8
Non-current					
Bonds		**1,573.2**	1,026.5	**1,523.2**	723.8
Loans		**6.6**	–	**–**	–
Bank loans		**169.0**	184.9	**–**	–
Total interest bearing liabilities (non-current)	36g)	**1,748.8**	1,211.4	**1,523.2**	723.8

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
19. Provisions					
Current					
Employee benefits		**68.6**	52.1	**16.4**	13.6
Total provisions (current)		**68.6**	52.1	**16.4**	13.6
Non-current					
Employee benefits		**65.0**	70.0	**10.5**	12.9
Total provisions (non-current)		**65.0**	70.0	**10.5**	12.9

20. Deferred Income Tax Assets and Liabilities

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
a) Deferred income taxes –					
Deferred income tax assets		**0.8**	1.1	**18.0**	16.5
Deferred income tax liabilities		**(341.9)**	(359.8)	**–**	–
Net deferred income tax assets/(liabilities)		**(341.1)**	(358.7)	**18.0**	16.5
b) Movement in net deferred income tax assets/(liabilities) for the financial year –					
Balance at the beginning of the financial year		**(358.7)**	(345.0)	**16.5**	11.9
Charged to the income statements as deferred income tax (expense)/benefit		**13.8**	(9.3)	**0.3**	3.7
Charged to equity	24c)	**(10.5)**	–	**1.1**	–
Acquisitions of entities and operations	32	**24.7**	0.4	**–**	–
Net foreign currency movements		**(14.2)**	(10.0)	**–**	–
Other		**3.8**	5.2	**0.1**	0.9
Balance at the end of the financial year		**(341.1)**	(358.7)	**18.0**	16.5
c) Deferred income tax assets and liabilities at the end of the financial year (prior to offsetting balances within the same tax jurisdiction) are attributable to –					
Deferred income tax assets (gross)					
Trade receivables		**0.8**	0.6	**–**	–
Inventories		**8.5**	0.3	**–**	–
Property, plant and equipment		**0.5**	–	**1.9**	2.3
Accrued charges		**15.0**	20.6	**2.5**	4.0
Employee benefits provision		**24.0**	22.8	**8.0**	8.0
Defined benefit superannuation plan liability		**6.2**	6.1	**0.9**	1.5
Income tax losses		**1.0**	–	**–**	–
Derivatives		**0.5**	–	**1.0**	–
Other		**6.6**	3.5	**4.0**	2.1
Total deferred income tax assets (gross)		**63.1**	53.9	**18.3**	17.9
Deferred income tax liabilities (gross)					
Other receivables		**–**	(1.4)	**–**	(1.4)
Inventories		**(6.5)**	(6.8)	**–**	–
Investments in bottlers' agreements		**(289.6)**	(275.7)	**–**	–
Property, plant and equipment		**(53.4)**	(62.4)	**–**	–
Defined benefit superannuation plan asset		**(0.3)**	(1.4)	**–**	–
Retained earnings balances of overseas controlled entities[1]		**(42.1)**	(64.0)	**–**	–
Derivatives		**(8.7)**	–	**–**	–
Other		**(3.6)**	(0.9)	**(0.3)**	–
Total deferred income tax liabilities (gross)		**(404.2)**	(412.6)	**(0.3)**	(1.4)
Net deferred income tax assets/(liabilities)		**(341.1)**	(358.7)	**18.0**	16.5

1 Represents all withholding taxes payable on unremitted retained earnings of overseas controlled entities.

20. Deferred Income Tax Assets and Liabilities continued

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M
d) Movements in deferred income assets and liabilities during the financial year, reflected in deferred income tax expense/(benefit) –				
Deferred income tax assets				
Trade receivables	–	0.3	–	–
Inventories	**(2.2)**	0.6	–	–
Property, plant and equipment	**(0.7)**	–	**0.5**	(0.9)
Accrued charges	**1.7**	(3.4)	**(0.2)**	(2.7)
Employee benefits provision	**2.2**	(1.1)	**(0.1)**	0.3
Defined benefit superannuation plan liability	**0.1**	1.2	**0.6**	1.2
Other	**3.5**	1.0	–	(1.3)
Total deferred income tax assets	**4.6**	(1.4)	**0.8**	(3.4)
Deferred income tax liabilities				
Inventories	**(0.3)**	0.1	–	–
Prepayments	**1.5**	(1.8)	–	–
Property, plant and equipment	**(11.3)**	2.9	–	–
Defined benefit superannuation plan asset	**(1.2)**	0.3	–	–
Retained earnings balances of overseas controlled entities	**(21.9)**	9.5	–	–
Other	**14.8**	(0.3)	**(1.1)**	(0.3)
Total deferred income tax liabilities	**(18.4)**	10.7	**(1.1)**	(0.3)
Net deferred income tax expense/(benefit)	**(13.8)**	9.3	**(0.3)**	(3.7)
e) Tax losses not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable –				
Income tax[1]	**74.3**	41.5	–	–
Capital gains tax[2]	**991.0**	983.7	**991.0**	983.7
Total tax losses not brought to account	**1,065.3**	1,025.2	**991.0**	983.7
Potential tax benefit at respective tax rates	**317.7**	306.5	**297.3**	295.1
Total tax losses not brought to account, are available for carry forward into the following financial years –				
[1] Income tax –				
Expiry date 31 December 2008	**5.0**	4.6	–	–
Expiry date 31 December 2009	**43.5**	36.9	–	–
Expiry date 31 December 2010	**25.8**	–	–	–
	74.3	41.5	–	–
[2] Capital gains tax – no expiry date	**991.0**	983.7	**991.0**	983.7
f) Other deductible temporary differences not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable	**358.8**	343.6	–	–
Potential tax benefit at respective tax rates	**99.7**	95.5	–	–
Other deductible temporary differences not brought to account, are available for carry forward into the following future periods as indicated by the details below –				
Expiry date 31 December 2016	**235.6**	215.0	–	–
No expiry date	**123.2**	128.6	–	–
	358.8	343.6	–	–

21. Defined Benefit Superannuation Plan Asset and Liability

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

Contributions to the plans are based on a percentage of employees' salaries and wages.

The major plans in Australia are the CCA Group Superannuation Plan (CCAGSP) and the CCA Beverages Superannuation Plan (CCABSP). These plans also have defined contribution components to them. The major plan in Indonesia is the CCBI Superannuation Plan (CCBISP). The following sets out details in respect of the defined benefit superannuation plans only.

a) Accounting policies

The Group has adopted the "corridor" approach to the recognition of actuarial gains and losses. The amount of actuarial gains and losses recognised as income or expense in a particular year equals the excess of the unrecognised gain/loss at the start of the year over the greater of 10.0% of the value of assets and the value of the defined benefit obligation at the start of the year, divided by the expected average remaining working life of the membership.

b) Plan information

Australia

The Company sponsors the CCAGSP and Coca-Cola Amatil (Aust) Pty Ltd sponsors the CCABSP. These plans are both defined benefit plans, which consist of a defined contribution section of membership as well as a defined benefit section. The CCAGSP also pays pensions to a number of pensioners.

Indonesia

PT Coca-Cola Bottling Indonesia sponsors the CCBISP, which includes a funded accumulation benefit scheme in addition to the defined benefit element, based upon government regulations.

c) Reconciliation of the present value of the defined benefit obligations

	CCAGSP		CCABSP		CCBISP[1]	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Present value of defined benefit obligations at the beginning of the financial year	**70.5**	71.0	**77.9**	71.7	**20.1**	17.4
Current service cost	**3.4**	4.9	**9.4**	9.3	**1.8**	1.6
Interest cost	**1.7**	3.3	**3.3**	3.3	**1.9**	1.7
Actuarial (gains)/losses	**(0.9)**	1.1	**(2.1)**	0.2	**(0.1)**	0.3
Benefits paid	**(2.6)**	(9.9)	**(7.1)**	(6.6)	**(0.9)**	(0.9)
Curtailments and settlements	**(37.7)**	–	**(9.1)**	–	**–**	–
Net foreign currency movements	**–**	–	**–**	–	**0.3**	–
Present value of defined benefit obligations at the end of the financial year	**34.4**	70.4	**72.3**	77.9	**23.1**	20.1
d) Reconciliation of the fair value of plan assets						
Fair value of plan assets at the beginning of the financial year	**67.3**	62.2	**87.9**	76.0	**–**	–
Expected return on plan assets	**2.4**	4.4	**6.2**	5.8	**–**	–
Actuarial gains	**0.3**	2.8	**3.4**	5.4	**–**	–
Employer contributions	**2.6**	7.8	**1.9**	7.3	**–**	–
Benefits paid	**(2.6)**	(9.9)	**(7.1)**	(6.6)	**–**	–
Settlements	**(36.6)**	–	**(9.0)**	–	**–**	–
Fair value of plan assets at the end of the financial year	**33.4**	67.3	**83.3**	87.9	**n/a**	n/a

1 The CCBISP has no plan assets. PT Coca-Cola Bottling Indonesia accrues the plan's liabilities as per the actuarial assessment applying the "corridor" approach as outlined above.

21. Defined Benefit Superannuation Plan Asset and Liability continued

e) Reconciliation of the assets and liabilities recognised in the balance sheets

	CCAGSP		CCABSP		CCBISP		CCA Group	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Present value of funded defined benefit obligations at the end of the financial year	**34.4**	70.4	**72.3**	77.9	**23.1**	20.1		
Fair value of plan assets at the end of the financial year	**(33.4)**	(67.3)	**(83.3)**	(87.9)	**–**	–		
	1.0	3.1	**(11.0)**	(10.0)	**23.1**	20.1		
Unrecognised past service cost	**–**	–	**–**	–	**(3.4)**	(3.5)		
Unrecognised gains/(losses)	**1.9**	1.7	**10.0**	5.2	**(1.8)**	(1.3)		
Net liability recognised in the balance sheets at the end of the financial year	**2.9**	4.8	**–**	–	**17.9**	15.3	**20.8**	20.1
Net asset recognised in the balance sheets at the end of the financial year	**–**	–	**(1.0)**	(4.8)	**–**	–	**(1.0)**	(4.8)
f) Expense recognised in the income statements								
Current service cost	**3.4**	4.9	**9.4**	9.3	**1.8**	1.6		
Interest cost	**1.7**	3.3	**3.3**	3.3	**1.9**	1.7		
Expected return on plan assets	**(2.4)**	(4.4)	**(6.2)**	(5.8)	**–**	–		
Actuarial losses	**–**	–	**–**	–	**0.1**	–		
Past service cost	**–**	–	**–**	–	**0.2**	0.2		
Curtailment or settlement gains	**(2.0)**	–	**(0.7)**	–	**–**	–		
Expense recognised in the income statements	**0.7**	3.8	**5.8**	6.8	**4.0**	3.5	**10.5**	14.1

g) Plan assets

The percentage invested in each asset class at the balance sheet date (including pension assets) –

	CCAGSP		CCABSP		CCBISP	
	2005 %	2004 %	**2005 %**	2004 %	**2005 %**	2004 %
Australian equities	**14.0**	18.0	**22.0**	27.0	**n/a**	n/a
Overseas equities	**17.0**	15.0	**27.0**	27.0	**n/a**	n/a
Fixed interest securities	**57.0**	50.0	**33.0**	22.0	**n/a**	n/a
Property	**8.0**	9.0	**12.0**	13.0	**n/a**	n/a
Other	**4.0**	8.0	**6.0**	11.0	**n/a**	n/a
h) Principal actuarial assumptions at the reporting date (p.a.)						
Discount rate (gross of tax)	**5.2**	5.4	**5.2**	5.4	**12.0**	10.0
Discount rate (net of tax)	**4.4**	4.6	**4.4**	4.6	**–**	–
Expected return on plan assets	**6.2**†	6.4‡	**7.0**	7.7	**n/a**	n/a
Future salary increases	**4.5**	4.5	**4.5**	4.5	**10.0**	8.0
Future inflation	**2.5**	2.5	**n/a**	n/a	**8.0**	–
Future pension increases	**2.5**	2.5	**n/a**	n/a	**–**	–

† Comprising 75.0% active member and 25.0% pensioner assets.

‡ Comprising 89.0% active member and 11.0% pensioner assets.

21. Defined Benefit Superannuation Plan Asset and Liability continued

i) Fair value of plan assets

The fair value of plan assets includes no amounts relating to –

- any of the Company's own financial instruments; and
- any property occupied by, or other assets used by, the Company.

j) Expected rate of return on plan assets

The expected return on plan assets assumption is determined by weighting the expected long term return for each asset class by the target allocation of assets to each class. The returns used for each class are net of investment tax and investment fees.

k) Historical information

	CCAGSP		CCABSP		CCBISP	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Present value of defined benefit obligations	**34.4**	70.4	**72.3**	77.9	**23.1**	20.1
Fair value of plan assets	**(33.4)**	(67.3)	**(83.3)**	(87.9)	**–**	–
(Surplus)/deficit in plan	**1.0**	3.1	**(11.0)**	(10.0)	**–**	–
Experience adjustments – plan liabilities	**0.7**	(0.3)	**3.4**	(1.7)	**–**	–
Experience adjustments – plan assets	**0.3**	2.9	**3.5**	5.4	**–**	–
l) Actual return on plan assets						
Actual return on plan assets	**2.6**	7.2	**9.7**	–	**n/a**	n/a
m) Expected contributions						
Expected employer contributions	**2.4**	–	**6.7**	–	**n/a**	n/a

n) CCA Group Superannuation Plan

Surplus/(deficit)

The table below shows the surplus/(deficit) of the CCAGSP measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Company contributions.

The effective amounts shown is as follows –

	1 July 2004 $M
Net market value of assets	77.5
Accrued benefits	(79.6)
Deficit	(2.1)

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the plan as at 1 July 2004 –

- the employer is currently contributing at the rate of 26.5% of base salary plus on-target bonus in respect of defined benefit members;
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for their category; and
- special contributions to fund augmentations in benefit payments and increased benefits resulting from category changes (if any).

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the Company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

21. Defined Benefit Superannuation Plan Asset and Liability continued

n) CCA Group Superannuation Plan continued

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 Jul 2004 % p.a.
Expected return on assets backing active members	6.5
Expected return on assets backing pensioners	6.0
Salary increase rate	6.0

Nature of asset/liability

The trust deed of the CCAGSP requires the Company to contribute to the plan at the rate determined from time to time by the trustee of the plan with the approval of the plan's actuary. Any deficit that exists in the plan is therefore addressed as part of these contributions payable in the future by the Company.

The plan may only be terminated by the plan trustee whereupon the Company is required to pay any arrears of contributions due up to the termination date. If the plan is wound up, the assets are distributed by the trustee of the plan in a prescribed manner set out in the trust deed to members and pensioners, with any excess assets, above the level required to provide benefits reflecting accrued service, being transferred to another Company superannuation fund.

The Company may benefit from any surplus in the plan in the form of a contribution reduction or contribution holiday or through the transfer of surplus to another Company superannuation fund. The trust deed of the plan also provides that, subject to legislation, any surplus may be paid to the Company. Any of these measures requires the agreement of the plan trustee and the plan's actuary.

o) CCA Beverages Superannuation Plan

Surplus/(deficit)

The table below shows the surplus/(deficit) of the CCABSP measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 Financial "Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Coca-Cola Amatil (Aust) Pty Ltd (CCAA) contributions.

The effective amounts shown is as follows –

	1 Jul 2003 $M
Net market value of assets	166.2
Accrued benefits	(159.1)
Surplus	7.1

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the plan as at 1 July 2003 –

- the employer is currently contributing at the rate of 10.0% of wages in respect of defined benefit members;
- a further 3.0% of wages in respect of the non-managerial defined benefit members who do not have these award contributions paid to another superannuation plan;
- a further 4.0% of wages in respect of the managerial defined benefit members; and
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for each category, together with contributions to cover administration and insurance costs borne by CCAA.

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 Jul 2003 % p.a.
Expected return on assets	7.0
Salary increase rate	6.0

21. Defined Benefit Superannuation Plan Asset and Liability continued

o) CCA Beverages Superannuation Plan continued

Nature of asset/liability

The CCABSP does not impose a legal liability on the Company to cover any deficit that exists in the plan. If the plan was wound up, there would be no legal obligation on the Company to make good any shortfall. The trust deed of the plan states that if the plan winds up, the assets are to be distributed in a prescribed manner set out in the trust deed to members and pensioners (if any). Any excess assets, above the level required to provide accrued benefits, are available for transfer to the Company, another Company superannuation fund or, where applicable, to members as the trustee decides.

The Company may at any time by notice to the trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the plan.

The Company may benefit from any surplus in the plan in the form of a contribution reduction or contribution holiday or, in certain circumstances, through the transfer of surplus to another Company superannuation fund. The trust deed of the plan also provides that, subject to legislation, any surplus in excess of 120.0% of actuarial reserves may be paid to the Company. Any of these measures requires the agreement of the plan trustee and the plan's actuary.

The Company has determined that a constructive obligation exists in relation to this plan, and therefore the relevant balances of the plan are recorded in accordance with AASB 119 "Employee Benefits", in the financial statements of the sponsor company CCAA, forming part of the CCA Group.

22. Share Capital

		CCA Group and CCA Entity			
	Refer Note	**2005 No.**	2004 No.	**2005 $M**	2004 $M
a) Issued capital					
Fully paid shares –					
Ordinary shares	22b)	**747,704,699**	707,689,757	**1,982.1**	1,627.8
Non-participating shares	22b)	**–**	43,650,755	**–**	43.7
Total share capital				**1,982.1**	1,671.5
b) Movements					
Ordinary shares					
Balance at the beginning of the financial year		**707,689,757**	699,473,202	**1,627.8**	1,587.4
Shares issued in respect of –					
Dividend Reinvestment Plan	22c)	**1,262,859**	1,441,741	**10.0**	9.4
Employees Share Plan	25	**–**	210,484	**–**	1.3
Executive Option Plan	25	**4,543,300**	6,564,330	**24.9**	29.7
Part consideration for purchase of SPC Ardmona Ltd	32	**34,208,783**	–	**275.7**	–
Cancellation of non-participating shares		**–**	–	**43.7**	–
Total movement		**40,014,942**	8,216,555	**354.3**	40.4
Balance at the end of the financial year		**747,704,699**	707,689,757	**1,982.1**	1,627.8

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Company in proportion to the number of shares held. Every ordinary shareholder present at a meeting of the Company in person or by proxy, is entitled to one vote, and upon a poll each ordinary share is entitled to one vote.

Ordinary shares have no par value.

Non-participating shares					
Balance at the beginning of the financial year		**43,650,755**	43,650,755	**43.7**	43.7
Cancellation of non-participating shares –					
Transfer of residual to ordinary share capital		**(43,650,755)**	–	**(43.7)**	–
Total movement		**(43,650,755)**	–	**(43.7)**	–
Balance at the end of the financial year		**–**	43,650,755	**–**	43.7

22. Share Capital continued

b) Movements continued

Non-participating shares continued

On 11 July 2005, the non-participating shares of the Company were cancelled, resulting in the share capital of the Company being reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of 1¢ for each 10 non-participating shares held. The residual balance of share capital relating to non-participating shares was transferred to ordinary share capital.

Non-participating shares had no rights other than a right to a return of capital of $1 per non-participating share on a winding-up of the Company, but only after ordinary shareholders had received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, non-participating shares had effectively no material value.

Non-participating shares had no par value.

c) Dividend Reinvestment Plan

For the financial year ended 31 December 2005, the Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the plan is capped to 100,000 shares per beneficial shareholder.

Details of shares issued under the plan during the financial year are as follows –

	CCA Group and CCA Entity					
	2005			2004		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
Current year interim	**632,916**	**8.20**	**5.2**	771,941	6.23	4.8
Prior year final	**629,943**	**7.67**	**4.8**	669,800	6.81	4.6
Total	**1,262,859**		**10.0**	1,441,741		9.4

d) Earnings per share (EPS)

Details of the Company's consolidated EPS, including details of the weighted average number of shares used to calculate EPS, can be found in Note 27.

	Refer Note	CCA Group **2005 $M**	CCA Group 2004 $M	CCA Entity **2005 $M**	CCA Entity 2004 $M
23. Shares Held by Equity Compensation Plans					
Balance at the beginning of the financial year		**(10.0)**	(9.3)	**–**	–
Movements in unvested CCA ordinary shares held by the –					
Employees Share Plan	24b)	**(1.4)**	(0.7)	**–**	–
Executive Salary Sacrifice Share Plan		**(0.5)**	–	**(0.5)**	–
Balance at the end of the financial year		**(11.9)**	(10.0)	**(0.5)**	–

The "shares held by equity compensation plans" account is used to record the balance of CCA ordinary shares which as at the end of the financial year have not vested to Group employees, and therefore are controlled by the Group. The majority of these shares are held by the Employees Share Plan, with the remainder held by the Executive Salary Sacrifice Share Plan.

Refer to Note 25 for further information on the Employees and Executive Salary Sacrifice Share Plans.

24. Reserves

a) Reserves at the end of the financial year

	CCA Group **2005 $M**	CCA Group 2004 $M	CCA Entity **2005 $M**	CCA Entity 2004 $M
Foreign currency translation reserve	**105.7**	46.5	**–**	–
Equity compensation reserve	**25.7**	17.6	**14.3**	7.6
Other comprehensive income	**20.4**	–	**(2.2)**	–
Total reserves	**151.8**	64.1	**12.1**	7.6

24. Reserves continued

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
b) Movements					
Foreign currency translation reserve					
Balance at the beginning of the financial year		**46.5**	–	–	–
Translation of financial statements of foreign controlled entities		**59.2**	45.7	–	–
Amount attributable to outside equity interests		–	0.8	–	–
Balance at the end of the financial year		**105.7**	46.5	–	–

The foreign currency translation reserve is used to record foreign exchange differences arising from the translation of the financial statements of foreign controlled entities.

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Equity compensation reserve					
Balance at the beginning of the financial year		**17.6**	11.6	**7.6**	2.3
Movements relating to the Long Term Incentive Share Plan –					
Charged to the income statements		**6.5**	5.3	**6.5**	5.3
Deferred income tax adjustment		**0.2**	–	**0.2**	–
Movements in unvested CCA ordinary shares held by the Employees Share Plan		**1.4**	0.7	–	–
Balance at the end of the financial year		**25.7**	17.6	**14.3**	7.6

The equity compensation reserve is used to record the following share based remuneration obligations to employees in relation to CCA ordinary shares –

- as held by the Employees Share Plan, which have not vested to employees as at the end of the financial year;
- to be purchased by the Long Term Incentive Share Plan with respect to incentives for senior executives; and
- as held by the Executive Salary Sacrifice Share Plan where applicable to the service agreements of key management personnel.

Refer to Note 25 for further information on the Employees, Long Term Incentive and Executive Salary Sacrifice Share Plans.

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
Other comprehensive income					
Adjustment on transition to AASB 132[1] and 139[2], net of deferred income tax		**(6.8)**	–	–	–
Revaluation of derivative financial instruments to fair value		**37.9**	–	**(3.1)**	–
Deferred income tax adjustment		**(10.7)**	–	**0.9**	–
Balance at the end of the financial year		**20.4**	–	**(2.2)**	–

Other comprehensive income is used to record adjustments to revalue derivative financial instruments to fair or market value, where the derivative financial instruments qualify for hedge accounting. Upon realisation of the underlying hedged transactions in future financial years, these revaluation adjustments are reversed from other comprehensive income, and taken to the income statements.

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
c) Reserve movements attributable to deferred income taxes					
Equity compensation reserve	24b)	**0.2**	–	**0.2**	–
Other comprehensive income	24b)	**(10.7)**	–	**0.9**	–
Total		**(10.5)**	–	**1.1**	–

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.
2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

25. Employee Ownership Plans

The Company has five share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; the Non-executive Directors' Share Plan; and the Executive Salary Sacrifice Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire shares in the Company. The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price; shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue (acquisition or utilisation), are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 18,640 (2004: 16,308).

Details of shares issued under the Plan during the financial year are as follows –

	2005			2004		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
January	–	–	–	152,284	6.33	1.0
March	–	–	–	34,000	6.60	0.2
April	–	–	–	24,200	6.75	0.1
Total	–		–	210,484		1.3

Details of the movements in share balances under the Plan during the 2005 financial year are as follows –

	Employee shares No.	**Matching shares No.**	**Reserve shares No.**	**Total shares No.**
Shares at the beginning of the financial year	**3,762,618**	**3,762,618**	**12,897**	**7,538,133**
Purchased	**831,903**	**711,817**	–	**1,543,720**
Utilised from reserves	–	**120,065**	**(120,065)**	–
Distributed to employees	**(625,119)**	**(508,713)**	–	**(1,133,832)**
Forfeited	–	**(116,385)**	**116,385**	–
Shares at the end of the financial year	**3,969,402**	**3,969,402**	**9,217**	**7,948,021**
Number of shares vested to employees	**3,969,402**	**2,526,102**	–	**6,495,504**

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified five day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between three and ten years after issue; options issued on or after 24 April 2002 are exercisable between three and five years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Accordingly, during the 2005 financial year, the Company did not issue options to any executives.

Details of the movements in option balances under the Plan during the financial year are as follows –

	2005 No.	2004 No.
Options at the beginning of the financial year	**14,003,855**	24,865,945
Reinstated/(forfeited)	**77,325**	(4,297,760)
Exercised	**(4,543,300)**	(6,564,330)
Options at the end of the financial year	**9,537,880**	14,003,855

25. Employee Ownership Plans continued

Executive Option Plan continued

Details of options on issue at the end of the 2005 financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
390	1,384,250	9.69	27 June 1996	Current	27 June 2006
528	1,358,450	10.08	18 July 1997	Current	18 July 2007
91	26,400	9.37	3 September 1997	Current	3 September 2007
1	35,000	6.49	12 October 1997	Current	12 October 2007
166	996,800	4.53	17 August 1998	Current	17 August 2008
407	1,415,580	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
228	1,399,350	2.97	10 July 2000	Current	10 July 2010
426	2,080,750	5.44	17 August 2001	Current	17 August 2011
60	626,300	6.33	16 August 2002	Current	16 August 2007
1	80,000	5.18	1 November 2002	Current	1 November 2007
Total	9,537,880				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

Details of options exercised during the financial year are as follows –

	2005				2004			
Exercise price $	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	728,350	8.00	2.1	5.8	2,387,700	6.94	7.1	16.6
4.11	–	–	–	–	180,000	6.75	0.7	1.2
4.25	–	–	–	–	222,000	6.95	0.9	1.5
4.53	458,950	7.98	2.1	3.7	810,150	6.88	3.7	5.6
4.76	248,500	7.98	1.2	2.0	276,000	6.92	1.3	1.9
5.44	766,750	8.19	4.2	6.3	1,442,750	7.25	7.8	10.5
6.12	200,000	8.57	1.2	1.7	100,000	6.95	0.6	0.7
6.33	534,700	8.38	3.4	4.5	69,800	7.28	0.5	0.5
6.49	656,050	8.28	4.2	5.4	810,930	7.26	5.3	5.9
6.61	550,000	7.95	3.6	4.4	265,000	6.95	1.8	1.8
7.14	400,000	7.95	2.9	3.2	–	–	–	–
Total	4,543,300		24.9	37.0	6,564,330		29.7	46.2

25. Employee Ownership Plans continued

Long Term Incentive Share Plan

The Long Term Incentive Share Plan provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through issue of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a three year period, for each annual plan.

Details of the movements in the share balances under the Plan during the financial year together with performance criteria for each annual plan are as follows –

Share movements	2000-2002 plan[1] No.	2001-2003 plan[1] No.	2002-2004 plan[1] No.	2003-2005 plan[1] No.	2004-2006 plan[1] No.	Total No.
Shares at the beginning of the financial year	99,806	112,000	–	100,000	–	311,806
Purchased	–	–	395,062	–	50,000	445,062
Distributed to executives	(20,631)	(25,525)	(42,483)	–	–	(88,639)
Shares at the end of the financial year	79,175	86,475	352,579	100,000	50,000	668,229
Number of shares vested	79,175	86,475	352,579	100,000	50,000	668,229
Participants	7	8	33	1	1	

1 Details of the terms of each annual plan are contained in the remuneration report found in the Directors' Report.

Non-executive Directors' Share Plan

Under the terms of the Non-executive Directors' Share Plan, a minimum of 25.0% (and up to 100.0%) of Directors' base fees is to be sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were seven non-executive Directors participating in the Plan.

Shares under the Plan are purchased on market on the first business day of each month.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2005 No.	2004 No.
Shares at the beginning of the financial year	65,226	–
Purchased	88,776	67,331
Distributed to Directors	(9,128)	(2,105)
Shares at the end of the financial year	144,874	65,226

Executive Salary Sacrifice Share Plan

The Executive Salary Sacrifice Share Plan commenced operating in September 2004. The Plan allows Australian executives to voluntarily sacrifice a nominated proportion of their remuneration. The trustee of the Plan acquires shares to the value of the sacrificed amount and holds those shares for the benefit of the participant until the shares are withdrawn.

In addition, Australian executives participating in the Company's annual cash incentive plans are required to sacrifice a proportion of any awards made under these plans, with an equivalent amount being contributed towards the Executive Salary Sacrifice Share Plan for the acquisition of shares by the trustee. The trustee holds these shares for the benefit of participants in proportion to their benefits sacrificed.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2005 No.	2004 No.
Shares at the beginning of the financial year	2,688	–
Purchased	245,685	2,688
Distributed to executives	(1,173)	–
Shares at the end of the financial year	247,200	2,688

26. Dividends

	Refer Note	CCA Group 2005 $M	CCA Group 2004 $M	CCA Entity 2005 $M	CCA Entity 2004 $M
a) Dividends appropriated during the financial year are summarised as follows –					
Prior year final dividend[1]		**109.9**	91.2	**109.9**	91.2
Current year interim dividend[2]		**104.6**	88.1	**104.6**	88.1
Total dividends appropriated		**214.5**	179.3	**214.5**	179.3
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	8b)	**(10.0)**	(9.4)	**(10.0)**	(9.4)
Dividends paid as per the cash flow statements		**204.5**	169.9	**204.5**	169.9
b) Dividends declared and not recognised as a liability					
Current year final dividend on ordinary shares[3]		**130.9**	109.9	**130.9**	109.9
c) Franking credits[4]					
Balance of the franking account at the end of the financial year		**149.4**	125.3	**149.4**	125.3
Franking credits which will arise from payment of income tax provided for in the financial statements		**36.0**	49.6	**36.0**	49.6
Total franking credits		**185.4**	174.9	**185.4**	174.9

1 Paid at 15.5¢ (2004: 13.0¢) per share and fully franked (2004: 9.75¢ partly franked) at the Australian tax rate of 30% (2004: 30%).

2 Paid at 14.0¢ (2004: 12.5¢) per share and fully franked (2004: fully franked) at the Australian tax rate of 30% (2004: 30%).

3 Declared at 17.5¢ (2004: 15.5¢) per share and fully franked (2004: fully franked) at the Australian tax rate of 30% (2004: 30%).

4 The franking credits are expressed on a tax paid basis. Accordingly, the total franking credits balance would allow fully franked dividends to be paid equal to $432.6 million (2004: $408.1 million).

The franking credit balance will be reduced by $56.1 million resulting from the final dividend declared for 2005, payable 3 April 2006.

27. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	CCA Group 2005 No. M	CCA Group 2004 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**739.8**	703.5
Add effect of dilutive securities – share options	**3.0**	4.5
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**742.8**	708.0
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Profit attributable to members of Coca-Cola Amatil Limited	**320.5**	276.6
Deduct significant items after tax	**–**	(2.3)
Earnings used to calculate basic and diluted EPS before significant items	**320.5**	274.3

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M

28. Commitments

Capital expenditure commitments

Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Within one year	**125.3**	25.4	**–**	–
Later than one year but not later than five years	**135.4**	–	**–**	–
	260.7	25.4	**–**	–

At 31 December 2005, the Group has capital expenditure commitments principally relating to –

- construction of automated warehouses in Auckland, New Zealand and Northmead, Sydney, Australia; and
- construction of a non-automated distribution centre at Eastern Creek, Sydney, Australia.

Operating lease commitments

Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Within one year	**45.8**	36.8	**1.7**	1.7
Later than one year but not later than five years	**89.3**	75.6	**5.5**	5.6
Later than five years	**36.5**	31.5	**20.2**	21.6
	171.6	143.9	**27.4**	28.9

The Group has entered into commercial non-cancellable operating leases on certain properties, motor vehicles and other items of plant and equipment. Leases vary in contract period depending on the asset involved. Renewal terms are included in certain contracts, whereby renewal is at the option of the specific entity that holds the lease. On renewal, the terms of the leases are usually renegotiated. There are no restrictions placed upon the lessee by entering into these leases.

Other commitments

Promotional commitments, payable –				
Within one year	**16.9**	22.5	**–**	–
Later than one year but not later than five years	**37.2**	26.1	**–**	–
Later than five years	**11.8**	6.4	**–**	–
	65.9	55.0	**–**	–

At 31 December 2005, the Group has promotional commitments principally relating to sponsorship of sports clubs, charities and various other organisations and events.

29. Contingencies

Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of controlled entities	**–**	–	**362.7**	393.6
Termination payments under service agreements[1]	**12.5**	10.5	**12.5**	10.5
Other guarantees	**1.0**	1.3	**–**	–
Other contingent liabilities	**1.4**	–	**–**	–
	14.9	11.8	**375.2**	404.1

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned controlled entities (designated 1 in Note 31), whereby the liabilities of those entities are guaranteed.

1 Refer to the remuneration report found in the Directors' Report for further details.

30. Auditors' Remuneration

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M
Amounts received, or due and receivable, by –				
CCA auditor, Ernst & Young (Australia) for –				
Audit or half year review of the financial reports	**1.642**	1.258	**0.631**	0.699
Other services –				
assurance related	**0.067**	0.085	**0.067**	0.085
tax compliance	**0.094**	0.022	**0.094**	0.022
AIFRS accounting	**0.192**	0.197	**0.192**	0.197
due diligence	**0.045**	0.006	–	0.006
	0.398	0.310	**0.353**	0.310
	2.040	1.568	**0.984**	1.009
Member firms of Ernst & Young in relation to controlled entities of CCA for –				
Audit or half year review of the financial reports	**0.620**	0.395	–	–
Other services –				
assurance related	**0.041**	0.013	–	–
AIFRS accounting	**0.009**	–	–	–
	0.050	0.013	–	–
	0.670	0.408	–	–
Other firms in relation to controlled entities of CCA for –				
Audit or half year review of the financial reports	**0.053**	0.044	–	–
Other services –				
assurance related	**0.043**	0.020	–	–
tax compliance	**0.005**	0.014	–	–
due diligence	–	0.050	–	–
	0.048	0.084	–	–
	0.101	0.128	–	–
Total auditors' remuneration	**2.811**	2.104	**0.984**	1.009

31. Investments in Controlled Entities

	Footnote	Country of incorporation	Equity holding[†] 2005 %	2004 %
Coca-Cola Amatil Limited	1	Australia		
Controlled entities –				
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia	2	Indonesia	**100**	95.2
PT Coca-Cola Distribution Indonesia		Indonesia	**100**	95.2
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Beverage Distributors Pty Ltd (in liquidation)		Australia	**100**	100
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CCKBC Holdings Ltd	3	Cyprus	**100**	–
CCKBC (Netherlands) Holdings I BV		Netherlands	**100**	100
CCKBC (Netherlands) Holdings II BV		Netherlands	**100**	100
Coca-Cola Korea Bottling Company, Ltd		Republic of Korea	**100**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd		Australia	**100**	100
Baymar Pty Ltd		Australia	**100**	–
Beverage Bottlers (NQ) Pty Ltd		Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (in liquidation)		Australia	**100**	100
Coca-Cola Amatil (Holdings) Pty Ltd		Australia	**100**	100
Crusta Fruit Juices Pty Ltd	1	Australia	**100**	100
Quenchy Crusta Sales Pty Ltd		Australia	**100**	100
Quirks Australia Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Matila Nominees Pty Ltd	4	Australia	**100**	100
Neverfail Springwater Ltd	1 & 5	Australia	**100**	100
Neverfail Cooler Company Pty Ltd		Australia	**100**	100
Purna Pty Ltd	6	Australia	**100**	100
Neverfail Bottled Water Co Pty Ltd	1	Australia	**100**	100
Neverfail SA Pty Ltd		Australia	**100**	100
Piccadilly Distribution Services Pty Ltd		Australia	**100**	100
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	100
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	100
Neverfail WA Pty Ltd	1	Australia	**100**	100
Piccadilly Natural Springs Pty Ltd		Australia	**100**	100
Real Oz Water Supply Co (Qld) Pty Ltd		Australia	**100**	100
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	100
Pacbev Pty Ltd	1	Australia	**100**	100
Pacific Beverages Australia Pty Ltd	1	Australia	**100**	100

Refer to the following page for footnote details.

31. Investments in Controlled Entities continued

	Footnote	Country of incorporation	Equity holding† 2005 %	2004 %
SPC Ardmona Ltd	1 & 7	Australia	**100**	–
Ardmona Foods Ltd	1	Australia	**100**	–
Australian Canned Fruit (I.M.O.) Pty Ltd		Australia	**100**	–
Digital Signal Processing Systems Pty Ltd		Australia	**100**	–
Goulburn Valley Canners Pty Ltd		Australia	**100**	–
Goulburn Valley Food Canneries Pty Ltd		Australia	**100**	–
Henry Jones Foods Pty Ltd		Australia	**100**	–
Hallco No. 39 Pty Ltd		Australia	**100**	–
SPC Ardmona Operations Limited	1	Australia	**100**	–
Austral International Trading Company Pty Ltd		Australia	**100**	–
Cherry Berry Fine Foods Pty Ltd		Australia	**100**	–
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

† *The proportion of ownership interest is equal to the proportion of voting power held.*

Footnotes

1 These companies are parties to a Deed of Cross Guarantee as detailed in Note 38.

2 Coca-Cola Amatil Limited holds 4.84% of the shares in this company. Refer to Note 32 for further details.

3 CCKBC Holdings Ltd (incorporated in Cyprus) holds 100.0% of the shareholding in CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV (from 21 December 2005). CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV hold 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd.

4 Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan, the Long Term Incentive Share Plan, the Non-executive Directors' Share Plan and the Executive Salary Sacrifice Share Plan. As at 31 December 2005, the trustee held 7,948,021 (2004: 7,538,133) ordinary shares on behalf of the members of the ESP, 668,229 (2004: 311,806) ordinary shares on behalf of the members of the LTISP, 144,874 (2004: 65,226) ordinary shares on behalf of the members of the Non-executive Directors' Share Plan and 247,200 (2004: 2,688) ordinary shares on behalf of the members of the Executive Salary Sacrifice Share Plan.

5 Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.

6 Purna Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.

7 SPC Ardmona Ltd holds 50.0% of the shares in Australian Canned Fruit (I.M.O.) Pty Ltd.

32. Changes in Composition of Entity

Acquisition of SPC Ardmona Ltd

CCA gained 100% control of SPC Ardmona Ltd on 25 February 2005. The purchase consideration for the acquisition, comprising cash and shares, totalled $523.5 million, including directly associated costs. CCA paid SPC Ardmona Ltd shareholders $2.05 in cash or 0.2936 of its own shares for each SPC Ardmona Ltd share.

In connection with the acquisition, CCA issued 34,208,783 ordinary shares with a fair value of $8.06 each based on the share price as at 25 February 2005.

From the date of acquisition, the SPCA ungeared business has contributed revenues of $356.9 million and net profit of $31.3 million to the Group.

Acquisition of Northern Territory Coca-Cola bottling agreement and related assets

CCA acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005. The purchase consideration for the acquisition totalled $29.6 million, including directly associated costs.

From the date of acquisition, the Northern Territory franchise has contributed revenues of $27.2 million and net profit of $3.6 million to the Group.

Acquisition of CCA Indonesia outside equity interest

CCA acquired the remaining 4.84% interest in PT Coca-Cola Bottling Indonesia on 8 February 2005 for a purchase consideration of $30.0 million. The shares in this company were previously held by Indonesian parties who were bound by undertakings to CCA.

Acquisition of Grinders Coffee business (Grinders)

CCA acquired the business and assets of Grinders on 16 September 2005.

From the date of acquisition, Grinders has contributed revenues of $3.9 million and net profit of $0.3 million to the Group.

If all the above combinations had taken place at the beginning of the year, the estimated profit for the Group may have been $322.3 million and the estimated revenue may have been $4,222.3 million.

32. Changes in Composition of Entity continued

The fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are –

	SPCA		Other acquisitions[1]		Total
	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M	Carrying value $M	Recognised on acquisition $M
Current assets					
Cash assets	8.9	8.9	–	–	8.9
Trade and other receivables	71.9	68.8	1.4	1.3	73.3
Inventories	203.9	241.5	2.8	3.0	206.7
Prepayments	9.4	10.1	–	–	9.4
Total current assets	294.1	329.3	4.2	4.3	298.3
Non-current assets					
Other receivables	0.3	0.5	–	–	0.3
Investments in bottlers' agreements	–	–	28.3	–	28.3
Property, plant and equipment	151.8	213.2	4.0	8.7	155.8
Intangible assets	99.3	76.2	3.0	0.3	102.3
Deferred income tax assets	24.5	–	0.2	–	24.7
Total non-current assets	275.9	289.9	35.5	9.0	311.4
Total assets	570.0	619.2	39.7	13.3	609.7
Current liabilities					
Trade and other payables	70.3	66.8	–	–	70.3
Interest bearing liabilities	0.4	0.4	–	–	0.4
Provisions	13.3	12.4	0.4	0.4	13.7
Accrued charges	50.9	38.9	0.5	–	51.4
Total current liabilities	134.9	118.5	0.9	0.4	135.8
Non-current liabilities					
Interest bearing liabilities	234.0	234.0	–	–	234.0
Provisions	–	1.0	–	–	–
Deferred income tax liabilities	–	5.0	–	–	–
Total non-current liabilities	234.0	240.0	–	–	234.0
Total liabilities	368.9	358.5	0.9	0.4	369.8
Net assets	201.1	260.7	38.8	12.9	239.9
Fair value of net assets	201.1		38.8		239.9
Goodwill arising on acquisition	322.4		40.0		362.4
Outside equity interests in equity acquired	–		6.7		6.7
	523.5		85.5		609.0
Consideration –					
Shares issued, at fair value	275.7		–		275.7
Cash paid	241.8		73.6		315.4
Deferred cash settlement	–		10.0		10.0
Costs associated with the acquisition	6.0		1.9		7.9
Total consideration	523.5		85.5		609.0
The net cash outflow on acquisition is as follows –					
Net cash acquired	8.9		–		8.9
Cash paid, including costs	(247.8)		(75.5)		(323.3)
Net cash outflow	(238.9)		(75.5)		(314.4)

1 Includes acquisition of the Northern Territory Coca-Cola franchise, CCA Indonesia outside equity interest and Grinders.

The goodwill is attributable to the high profitability of the acquired businesses, and synergies expected to arise after the acquisition. The fair value of assets and liabilities acquired was based on various methods depending on the asset or liability. For example, the fair value of intangible assets was based on discounted cash flow models.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

33. Key Management Personnel Disclosures

CCA has applied the relief available under ASIC Class Order No. 06/50, which exempts listed companies from providing remuneration disclosures in their annual financial report as required by paragraphs Aus25.4 to Aus25.7.2 of Accounting Standard AASB 124 "Related Party Disclosures". These remuneration disclosures have been transferred to the remuneration report in pages 41 to 59 of the Directors' Report and have been audited.

The following persons were key management personnel of Coca-Cola Amatil Limited during the financial year –

Key management personnel	Position	Date of change in position
Directors in office at the end of the financial year		
D.M. Gonski, AO	Chairman (non-executive)	
J.R. Broadbent, AO	Director (non-executive)	
T.J. Davis	Director and Group Managing Director	
I. Finan	Director (non-executive)	Appointed 9 August 2005
G.J. Kelly	Director (non-executive)	
W.M. King, AO	Director (non-executive)	
D.E. Meiklejohn	Director (non-executive)	Appointed 25 February 2005
M.K. Ward, AO	Director (non-executive)	
Former Director		
H.A. Schimberg	Director (non-executive)	Resigned 9 August 2005
Executives at the end of the financial year		
J.M. Wartig	Chief Financial Officer	
W.G. White	Managing Director, Australia	
G. Adams	Managing Director, New Zealand & Fiji	
P. Kelly	Regional Director, Asia	Appointed 1 August 2005
R. Randall	Acting Managing Director, South Korea	Appointed 1 July 2005
J. Seward	Managing Director, Indonesia & PNG	
N. Garrard	Managing Director, SPC Ardmona, Australia	Appointed 25 February 2005
M. Clark	General Manager, Grinders Coffee Business, Australia	
Former executive		
D.P. Westall	Managing Director, South Korea	Employment ceased 26 August 2005

Mr Randall has been appointed to the position of Managing Director, South Korea effective 8 February 2006. There were no other changes to key management personnel after the end of the financial year and to the date the financial report was authorised for issue.

Total remuneration for key management personnel for the CCA Group and CCA Entity during the financial year are set out below –

Remuneration by category	**2005 $**	2004 $
Short term	9,282,932	7,807,420
Post employment	1,027,402	850,754
Other long term	541,786	299,536
Termination	342,912	–
Share based payments	2,685,790	1,995,551
	13,880,822	10,953,261

Further details are contained in the remuneration report, found in the Directors' Report.

33. Key Management Personnel Disclosures continued

Options held by key management personnel

The Company has issued no options since 1 November 2002. No remuneration in future periods is affected by options previously granted. All options are now fully vested with the employees.

No performance conditions were attached to the grant of options.

2005 Number of options held over unissued ordinary shares in CCA	**Opening balance**	**Exercised**	**Withdrawn**	**Closing balance**	**Vested and exercisable at end of period**	**Vested and not exercisable at end of period**
Director						
T.J. Davis	200,000	(200,000)	–	–	–	–
Executives[1]						
W.G. White	80,000	–	–	80,000	80,000	–
P. Kelly	115,400	(106,400)	–	9,000	9,000	–
R. Randall	60,000	(54,000)	–	6,000	6,000	–
M. Clark	192,500	–	–	192,500	192,500	–
Former executive						
D.P. Westall	91,200	(87,700)	(3,500)	–	–	–

2004 Number of options held over unissued ordinary shares in CCA	Opening balance	Exercised	Withdrawn	Closing balance	Vested and exercisable at end of period	Vested and not exercisable at end of period
Director						
T.J. Davis	200,000	–	–	200,000	200,000	–
Former Director						
M.F. Ihlein	873,000	(678,000)	(195,000)	–	–	–
Executives[1]						
W.G. White	80,000	–	–	80,000	80,000	–
D.P. Westall	91,200	–	–	91,200	68,800	22,400
M. Clark	671,900	(479,400)	–	192,500	105,000	87,500
Former executive						
P.O. Baker	955,500	(30,000)	(925,500)	–	–	–

1 Since 1 January 2003, share options are no longer awarded. Accordingly, Messrs Wartig, Adams, Seward and Garrard do not hold any options.

The exercise price of options on issue to key management personnel are as follows –

2005	**Options No.**	**Exercise price $**
Executives		
W.G. White	80,000	5.18
P. Kelly	4,000	9.69
P. Kelly	5,000	10.08
R. Randall	6,000	6.33
M. Clark	60,000	9.69
M. Clark	45,000	10.08
M. Clark	87,500	6.33

33. Key Management Personnel Disclosures continued

Options held by key management personnel continued

The exercise price of options on issue to key management personnel are as follows –

2004	Options No.	Exercise price $
Director		
T.J. Davis	200,000	6.12
Executives		
W.G. White	80,000	5.18
M. Clark	60,000	9.69
M. Clark	45,000	10.08
M. Clark	87,500	6.33
Former executive		
D.P. Westall	3,500	10.08
D.P. Westall	4,700	4.53
D.P. Westall	10,000	6.49
D.P. Westall	22,400	2.97
D.P. Westall	28,200	5.44
D.P. Westall	22,400	6.33

Shareholdings of key management personnel

2005 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Issued/ awarded during the year as remuneration[3]	Withdrawn	Closing balance
Directors in office at the end of the financial year						
D.M. Gonski, AO	83,768	1,454	55,095	–	–	140,317
J.R. Broadbent, AO	5,424	–	5,556	–	–	10,980
T.J. Davis[4 & 5]	157,194	279,528	–	169,892	(100,000)	506,614
I. Finan	–	–	1,180	–	–	1,180
G.J. Kelly	1,987	48	5,006	–	–	7,041
W.M. King, AO	8,495	–	9,182	–	–	17,677
D.E. Meiklejohn	–	5,715	2,759	–	–	8,474
M.K. Ward, AO	5,567	317	5,509	–	–	11,393
Former Director						
H.A. Schimberg	5,639	–	4,489	–	–	10,128
Executives						
J.M. Wartig	1,115	12,108	–	–	–	13,223
W.G. White	5,093	15,746	–	38,528	–	59,367
G. Adams	868	510	–	–	–	1,378
P. Kelly	15,558	113,760	–	4,190	(106,400)	27,108
R. Randall	10,825	55,999	–	–	(54,000)	12,824
J. Seward	353	1,021	–	–	–	1,374
N. Garrard	–	140,773	–	–	(106,880)	33,893
M. Clark	19,584	3,896	–	33,174	–	56,654
Former executive						
D.P. Westall	9,198	4,080	–	3,259	–	16,537

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Includes shares awarded under the LTISP for the 2002-2004 plan and for Mr Davis 50,000 shares awarded under 2004-2006 plan.

4 Includes beneficial interest in 269,892 shares held by the LTISP, which are subject to the conditions of the Plan.

5 Subsequent to 31 December 2005, Mr Davis was awarded under the LTISP 74,500 shares for the 2005-2007 plan.

33. Key Management Personnel Disclosures continued

Shareholdings of key management personnel continued

2004 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Issued/ awarded during the year as remuneration[3]	Withdrawn	Closing balance
Directors in office at the end of the financial year						
D.M. Gonski, AO	40,000	–	43,768	–	–	83,768
J.R. Broadbent, AO	1,011	–	4,413	–	–	5,424
T.J. Davis[4 & 5]	154,274	2,920	–	–	–	157,194
G.J. Kelly	–	1,253	734	–	–	1,987
W.M. King, AO	1,200	–	7,295	–	–	8,495
H.A. Schimberg	1,000	–	4,639	–	–	5,639
M.K. Ward, AO	1,145	45	4,377	–	–	5,567
Former Directors						
M.E. Ihlein	184,485	–	–	–	(184,485)	–
J.E. Chestnut	1,582	33	2,105	–	(3,720)	–
Executives						
J.M. Wartig	–	1,115	–	–	–	1,115
W.G. White[5]	2,643	2,450	–	–	–	5,093
G. Adams	868	–	–	–	–	868
D.P. Westall[5]	7,785	1,413	–	–	–	9,198
J. Seward	–	353	–	–	–	353
M. Clark[5]	22,434	4,076	–	33,538	(40,464)	19,584
Former executive						
P.O. Baker	32,802	3,848	–	38,463	(75,113)	–

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan and Dividend Reinvestment Plan.

2 Beneficial interest held subject to conditions of the Plan.

3 Includes shares awarded under the LTISP.

4 Includes beneficial interest in 100,000 shares held by the LTISP, which are subject to the conditions of the Plan.

5 Subsequent to 31 December 2004, the following awards in the LTISP were made –

Mr Davis	119,892 shares in the 2002-2004 plan and 50,000 shares in the 2004-2006 plan;
Mr White	38,528 shares in the 2002-2004 plan;
Mr Westall	3,259 shares in the 2002-2004 plan; and
Mr Clark	33,174 shares in the 2002-2004 plan.

Loans to key management personnel

There are no loans between key management personnel and Coca-Cola Amatil Limited or any other Group company.

Other transactions of key management personnel and their personally related entities

There are no other transactions between key management personnel and Coca-Cola Amatil Limited or any other Group company.

34. Derivatives and Net Debt Reconciliation

		CCA Group	
	Refer Note	**2005 $M**	2004 $M
a) Derivatives as per the balance sheets			
Derivative assets – current			
Non-debt related	36f)	**(56.9)**	–
Derivative assets – non-current			
Debt related		**–**	(0.2)
Derivative liabilities – current			
Debt related		**54.8**	73.7
Non-debt related		**26.5**	–
	36f)	**81.3**	73.7
Derivative liabilities – non-current			
Debt related	36f)	**91.7**	154.5
Total net derivative liabilities		**116.1**	228.0
Net derivative liabilities/(assets) comprises –			
Debt related		**146.5**	228.0
Non-debt related		**(30.4)**	–
Total net derivative liabilities		**116.1**	228.0

The 2004 derivative balances have not been restated to comply with AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" as disclosed in the basis of financial report preparation Note 1a) ii).

b) Net debt reconciliation			
Cash assets	8	**(315.0)**	(279.9)
Net derivative liabilities – debt related		**146.5**	228.0
Interest bearing liabilities – current	18	**552.4**	377.3
Interest bearing liabilities – non-current	18	**1,748.8**	1,211.4
Total net debt		**2,132.7**	1,536.8

35. Financing Facilities

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M
Standby arrangements				
Bank overdrafts	**5.0**	16.7	**5.0**	5.0
Loan facilities				
Bank loans and cash advance facilities (drawn)	**387.7**	235.2	**0.1**	–
Unused loans and cash advance facilities	**66.3**	85.7	**4.9**	5.0

36. Financial Risk Management

Hedging transactions and derivative financial instruments

The Group's principal financial instruments, other than derivatives, comprise bank loans, capital markets issues, cash and short term deposits.

The main purpose of these financial instruments is to raise finance and to manage liquidity for the Group's operations.

The Group has various other financial instruments such as trade receivables and trade payables, which arise directly from its operations.

The Group uses derivative financial instruments to reduce the Company's exposure to adverse fluctuations in interest rates, foreign exchange rates and certain raw material commodity prices. When entered into, the Group formally designates and documents the financial instrument as a hedge of the underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Group formally assesses both at the inception and at least monthly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair values or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognised in earnings. Derivatives not entered into and documented as a hedge relationship are fair valued with the changes in fair value recognised in earnings. Virtually all of the Group's derivatives are straightforward over-the-counter instruments with liquid markets. The Group does not enter into derivative financial instruments for speculative purposes.

a) Interest rate risk management

The Group monitors a mix of offshore and local currency fixed rate and variable rate debt, as well as a mix of term debt versus non-term debt. The Group primarily enters into interest rate swap, interest rate option and cross currency agreements to manage these risks. The Group designates which of its financial assets and financial liabilities are exposed to a fair value or cash flow interest rate risk, such as financial assets and liabilities with a fixed interest rate or financial assets and financial liabilities with a floating interest rate that is reset as market rates change.

During 2005, the Group purchased interest rate collars and caps on floating rate debt. The decision to purchase collars and caps versus using swaps was taken in order to continue benefiting from the lower short term interest rates, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses relating to intrinsic value taken to the equity account (other comprehensive income) dependant on the effectiveness testing result of the hedging relationship in which the options are designated and the time value relating to option premiums being expensed in the income statements.

The table below summarises the Group's exposure to interest rate risks at 31 December 2005. Included in the table are the Group's financial assets and financial liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

As at 31 December 2005			Fixed interest rate							
	Average interest rate p.a. %	Floating rate $M	Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	3.7	315.0	–	–	–	–	–	–	–	315.0
Receivables and current income tax assets[1]	–	–	–	–	–	–	–	–	673.8	673.8
Derivatives	5.2	–	56.9	–	–	–	–	–	–	56.9
		315.0	56.9	–	–	–	–	–	673.8	1,045.7
Financial liabilities										
Payables, provisions and current income tax liabilities[1]	–	–	–	–	–	–	–	–	708.4	708.4
Bonds	5.1	1,170.4	219.3	–	23.2	50.0	51.2	391.3	–	1,905.4
Derivatives	5.7	–	81.3	59.3	8.3	0.6	7.6	15.9	–	173.0
Loans, bank loans and bank overdrafts	6.1	237.4	–	–	–	–	158.4	–	–	395.8
		1,407.8	300.6	59.3	31.5	50.6	217.2	407.2	708.4	3,182.6

1 Includes defined benefit superannuation plan asset or liability respectively.

36. Financial Risk Management continued

a) Interest rate risk management continued

The table below summarises the Group's exposure to interest rate risks at 31 December 2004. Included in the table are the Group's financial assets and financial liabilities at carrying amounts (except for interest rate derivative financial instruments which are included at gross face value), categorised by the earlier of contractual repricing or maturity dates.

As at 31 December 2004

			Fixed interest rate							
	Average interest rate p.a. %	Floating rate $M	Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	4.8	279.9	–	–	–	–	–	–	–	279.9
Receivables and cross currency swap receivables relating to interest bearing liabilities[1]	–	–	–	–	–	–	–	–	537.6	537.6
Investments in securities	–	–	–	–	–	–	–	–	0.1	0.1
		279.9	–	–	–	–	–	–	537.7	817.6
Financial liabilities										
Payables, provisions and current income tax liabilities[1]	–	–	–	–	–	–	–	–	611.3	611.3
Bonds and cross currency swaps relating to interest bearing liabilities	3.9	410.2	225.3	201.9	–	24.9	50.0	440.4	228.2	1,580.9
Loans, bank loans and bank overdrafts	4.5	236.0	–	–	–	–	–	–	–	236.0
Interest rate derivatives at gross face value	5.2	(5,599.8)	1,773.9	1,775.4	596.1	56.4	300.0	1,098.0	–	–
		(4,953.6)	1,999.2	1,977.3	596.1	81.3	350.0	1,538.4	839.5	2,428.2

1 Includes defined benefit superannuation plan asset or liability respectively.

b) Foreign currency risk management

The Group is exposed to the effect of foreign exchange risk on capital obligations, expenses and revenues that are denominated in foreign currencies. Forward foreign exchange contracts are used to hedge a portion of the Group's anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than three years after the balance sheet date and consequently the net fair value of the gains and losses on these contracts will be transferred from the hedging reserve (other comprehensive income) to the income statements at various dates during this period when the underlying exposure impacts earnings.

The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, and expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transactions depending on the effectiveness testing and when the underlying exposure impacts earnings. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

36. Financial Risk Management continued

b) Foreign currency risk management continued

The following table sets out as at balance date, the gross value to be received under foreign currency contracts and foreign currency options, the weighted average exchange rates and settlement dates of outstanding contracts –

		Less than 1 year		1 to 5 years		Weighted average exchange rate	
		2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $**	2004 $
Foreign currency contracts							
USD		**214.8**	480.0	**99.8**	109.4	**0.7221**	0.7057
Other currencies		**155.0**	148.9	**49.9**	27.3	–	–
Foreign currency options							
AUD/USD	Purchased	–	132.6	–	–	–	0.7542
Other currencies	Purchased	**107.7**	–	**44.8**	–	–	–
Other currencies	Sold	**60.1**	–	–	–	–	–

c) Commodity price risk management

The Group is exposed to commodity price volatility in certain raw materials used in the business. The Group enters into futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The futures and options contracts are carried at fair value, being the market value as quoted in an active market or derived using valuation techniques where no active market exists. These models take into consideration assumptions based on market data.

Benefits or costs arising from commodity hedges that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms part of the carrying value of inventory.

The following table sets out at balance date the fair values of outstanding commodity futures and options contracts –

	Less than 1 year		1 to 5 years	
	2005 $M	2004 $M	**2005 $M**	2004 $M
Futures	**16.7**	46.4	**1.8**	6.4
Options	**4.9**	–	–	–

d) Credit risk management

Credit risk represents the loss that would be recognised if counterparties to financial instruments fail to perform as contracted.

On-balance sheet risk

The credit risk on financial assets, excluding investments, of the Group which have been recognised in the balance sheets is the carrying amount, net of any provision for doubtful debts. The Group minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Group is not materially exposed to any individual customer.

Off-balance sheet risk

Credit risk arising from dealings in financial instruments is controlled by a strict policy of credit approvals, limits and monitoring procedures. The Group has no significant concentration of credit risk with any single counterparty and, as a matter of policy, only transacts with financial institutions that have at least an A (or equivalent) credit rating. The credit exposure of interest rate, foreign currency and commodity derivatives is represented by the net fair value of the contracts, as disclosed in sections a) to c) above.

36. Financial Risk Management continued

e) Liquidity risk management

The Group's objective is to maintain adequate liquidity to meet its financial obligations as and when they fall due through the use of bank overdrafts, committed bank facilities and the issue of notes in the global capital markets.

The Group's policy is that no more than 30.0% of the total drawn committed facilities available to the Group shall mature within a twelve month period.

Refer to Note 35 for details of the cash advance and loan facilities in place.

f) Net fair values of derivative instruments

	CCA Group	
	Carrying value 2005 $M	**Fair value 2005 $M**
Derivative assets – current		
Contracts with positive fair values		
The fair values of derivative financial instruments at 31 December 2005 designated as cash flow hedges are –		
Commodities future contracts	**18.5**	**18.5**
Commodities options contracts	**4.9**	**4.9**
Forward currency contracts	**8.0**	**8.0**
Cross currency swaps	**14.7**	**14.7**
Interest rate swaps	**6.5**	**6.5**
Interest rate options	**0.8**	**0.8**
The fair values of derivative financial instruments at 31 December 2005 for which hedge accounting has not been applied are –		
Foreign currency options	**1.5**	**1.5**
Interest rate swaps	**2.0**	**2.0**
Total derivative assets – current	**56.9**	**56.9**
Derivative liabilities		
Current	**81.3**	**81.3**
Non-current	**91.7**	**91.7**
Total derivative liabilities	**173.0**	**173.0**
Derivative liabilities – current and non-current		
Contracts with negative fair values		
The fair values of derivative financial instruments at 31 December 2005 designated as cash flow hedges are –		
Forward foreign exchange contracts	**8.6**	**8.6**
Cross currency swaps	**151.9**	**151.9**
Interest rate swaps	**2.7**	**2.7**
The fair values of derivative financial instruments at 31 December 2005 designated as fair value hedges are –		
Cross currency swaps	**7.5**	**7.5**
The fair values of derivative financial instruments at 31 December 2005 for which hedge accounting has not been applied are –		
Interest rate swaps	**2.3**	**2.3**
Total derivative liabilities – current and non-current	**173.0**	**173.0**

36. Financial Risk Management continued

g) Significant terms – interest bearing liabilities

The following table sets out the significant terms of the major components of the Group's interest bearing liabilities –

Type of interest bearing liability/ country	Refer Note	2005 $M	2004 $M	Interest rate p.a. 2005 %	Interest rate p.a. 2004 %	Denomination	Maturity date
Current							
Bonds							
Australia		**27.3**	–	**5.1**	–	United States Dollar	Jun 06
Australia		**207.8**	–	**3.5**	–	Swiss Franc	Jun 06
Australia		–	74.9	–	1.4	Japanese Yen	Nov 05
Australia – CCA Entity		**35.0**	–	**5.6**	–	Australian Dollar	Jul 06
Australia – CCA Entity		**27.3**	38.6	**4.8**	2.5	United States Dollar	Jun to Jul 06
Australia – CCA Entity		**34.8**	102.2	**0.5**	0.9	Japanese Yen	Jun to Oct 06
New Zealand		–	110.5	–	8.0	New Zealand Dollar	Jun 05
	18	**332.2**	326.2				
Loans							
Australia	18	**0.4**	0.2	**6.7**	–	Australian Dollar	Oct 06
Bank loans							
Indonesia		**56.4**	–	**5.4**	–	United States Dollar	Jun 06
New Zealand		–	5.5	–	6.9	New Zealand Dollar	Jan 05
Papua New Guinea		–	0.4	–	11.8	Papua New Guinean Kina	Jan 05
South Korea		**162.2**	44.4	**4.5**	4.8	Korean Won	Aug 06
	18	**218.6**	50.3				
Bank overdrafts	18	**1.2**	0.6				
Total interest bearing liabilities (current)		**552.4**	377.3				
Non-current							
Bonds							
Australia		–	25.7	–	3.1	United States Dollar	Jun 06
Australia		–	227.0	–	3.5	Swiss Franc	Sep 06
Australia		**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity		**546.5**	513.7	**5.1**	4.4	United States Dollar	Feb 07 to Apr 16
Australia – CCA Entity		**35.2**	33.0	**4.9**	1.2	Hong Kong Dollar	Mar 07
Australia – CCA Entity		**110.2**	112.1	**1.1**	1.3	Japanese Yen	Aug 08 to Mar 12
Australia – CCA Entity		**831.3**	65.0	**6.0**	6.1	Australian Dollar	Nov 08 to Jan 19
	18	**1,573.2**	1,026.5				
Loans							
Australia	18	**6.6**	–	**7.0**	–	Australian Dollar	Jun 17 to Apr 18
Bank loans							
Indonesia		**10.5**	–	**5.4**	–	United States Dollar	Jun 07
Indonesia		–	62.9	–	3.4	United States Dollar	Jun 06
South Korea		–	122.0	–	4.8	Korean Won	Aug 06
New Zealand		**158.5**	–	**8.0**	–	New Zealand Dollar	Jun 10
	18	**169.0**	184.9				
Total interest bearing liabilities (non-current)		**1,748.8**	1,211.4				

37. Related Parties

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Controlled entities

Interests in controlled entities are set out in Note 31.

The Group does not hold any investments, other than in controlled entities, over which it has significant influence.

Key management personnel

Disclosures relating to key management personnel are set out in Note 33, and in the Directors' Report.

Related entities

The Coca-Cola Company (TCCC), through its controlled entities, Coca-Cola Holdings (Overseas) Limited, CRI Pacific Holdings I LLC, CRI Pacific Holdings II LLC and The Coca-Cola Export Corporation holds, 32.2% (2004: 34.1%) of the Company's fully paid ordinary shares.

Transactions with related parties

	CCA Group		CCA Entity	
	2005 $M	2004 $M	**2005 $M**	2004 $M
Reimbursements and other revenue from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[1]	**38.0**	30.7	**–**	–
Associates of TCCC	**1.1**	2.7	**–**	–
Controlled entities				
Management and guarantee fees	**–**	–	**280.7**	133.0
Dividend income	**–**	–	**70.3**	31.3
Finance income	**–**	–	**67.1**	50.9
Purchases from related parties –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[2]	**696.7**	730.6	**–**	–
Other related parties	**11.5**	12.0	**–**	–
Amounts owed by related parties –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**18.1**	27.2	**0.1**	0.4
Controlled entities	**–**	–	**1,676.5**	1,275.5
Amounts owed to related parties –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**166.4**	160.9	**–**	–
Controlled entities	**–**	–	**385.7**	341.2
Other related parties	**2.3**	0.8	**–**	–

1 Under a series of arrangements, the Group participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate.

2 Represents purchases of concentrates and beverage base for Coca-Cola trademarked products, and finished goods.

Superannuation plans

Associated Nominees Pty Ltd and CCA Superannuation Pty Ltd act as trustees for the CCA Group Superannuation Plan and CCA Beverages Superannuation Plan respectively. Coca-Cola Amatil Limited holds a 50% share of both companies.

Terms and conditions of transactions with related parties

All of the above transactions were conducted under normal commercial terms and conditions.

Outstanding balances at year end are unsecured and settlement occurs in cash.

There have been no guarantees provided or received for any related party receivables. For the financial year ended 31 December 2005, the Group has not raised any provision for doubtful debts relating to amounts owed by related parties (2004: nil).

38. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain controlled entities as indicated in Note 31 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of ASIC Class Order No. 98/1418, the controlled entities (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Consolidated balance sheets for the closed group	2005 $M	2004 $M
Current assets		
Cash assets	**199.6**	167.5
Trade and other receivables	**474.9**	370.4
Inventories	**456.4**	267.7
Prepayments	**34.4**	14.3
Current income tax assets	**12.6**	–
Derivatives	**43.8**	–
	1,221.7	819.9
Non-current assets held for sale	–	2.0
Total current assets	**1,221.7**	821.9
Non-current assets		
Other receivables	**0.3**	–
Investments in securities	**1,283.8**	1,093.2
Investments in bottlers' agreements	**688.6**	659.1
Property, plant and equipment	**886.5**	636.4
Intangible assets	**473.6**	18.1
Prepayments	**4.7**	2.7
Defined benefit superannuation plan asset	**1.0**	4.8
Derivatives	–	0.2
Total non-current assets	**3,338.5**	2,414.5
Total assets	**4,560.2**	3,236.4
Current liabilities		
Trade and other payables	**330.6**	255.8
Interest bearing liabilities	**333.7**	215.8
Current income tax liabilities	**42.9**	53.7
Provisions	**43.4**	26.5
Accrued charges	**219.7**	148.5
Derivatives	**78.8**	73.7
Total current liabilities	**1,049.1**	774.0
Non-current liabilities		
Other payables	**49.9**	19.4
Interest bearing liabilities	**1,579.8**	1,026.5
Deferred income tax liabilities	**116.9**	129.8
Provisions	**28.2**	33.4
Defined benefit superannuation plan liability	**2.9**	4.8
Derivatives	**91.7**	154.5
Total non-current liabilities	**1,869.4**	1,368.4
Total liabilities	**2,918.5**	2,142.4
Net assets	**1,641.7**	1,094.0
Equity		
Share capital	**1,982.1**	1,671.5
Shares held by equity compensation plans	**(11.9)**	(10.0)
Reserves	**46.1**	17.6
Accumulated losses	**(374.6)**	(585.1)
Total equity	**1,641.7**	1,094.0

38. Deed of Cross Guarantee continued

Consolidated income statements for the closed group	2005 $M	2004 $M
Profit before income tax expense	**527.5**	349.1
Income tax expense	**(99.5)**	(89.3)
Profit	**428.0**	259.8
Retained earnings/(accumulated losses) at the beginning of the financial year	**(585.1)**	101.9
Adjustment arising from adoption of AIFRS	**(3.0)**	(767.5)
Dividends appropriated	**(214.5)**	(179.3)
Accumulated losses at the end of the financial year	**(374.6)**	(585.1)

39. Events after the Balance Date

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	17.5	17.5	130.9	3 April 2006

Directors' Declaration

Coca-Cola Amatil Limited and its controlled entities

In accordance with a resolution of the Directors of Coca-Cola Amatil Limited dated 9th February 2006, I state that –

In the opinion of the Directors –

a) the financial statements and notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity, are in accordance with the Corporations Act 2001, including –

  i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2005, and of their performance for the year ended on that date; and

  ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c) there are reasonable grounds to believe that the Company and the wholly owned controlled entities identified in Note 31 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

This declaration has been made after receiving the declarations required to be made to Directors by the Group Managing Director and Chief Financial Officer, in accordance with section 295A of the Corporations Act 2001 for the financial year ended 31 December 2005.

On behalf of the Directors

T.J. Davis
Sydney
9th day of February 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent audit report to members of Coca-Cola Amatil Limited

Scope

The financial report, remuneration report and Directors' responsibility

The financial report comprises the balance sheets, income statements, statements of changes in equity, cash flow statements, accompanying notes to the financial statements, and the Directors' Declaration for Coca-Cola Amatil Limited (the Company) and the consolidated entity, for the year ended 31 December 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 *"Related Party Disclosures"*, under the heading "Remuneration Report" on pages 41 to 59 of the Directors' Report, as permitted by the ASIC Class Order No. 06/50.

The Directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *"Related Party Disclosures"*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the Company.

Independence

We are independent of the Company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the Directors of the Company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Coca-Cola Amatil Limited is in accordance with:

   (a) the *Corporations Act 2001*, including:

      (i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2005 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

   (b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures under the heading "Remuneration Report" that are contained on pages 41 to 59 of the Directors' Report comply with Accounting Standard AASB 124.

Ernst & Young

G. Ezzy
Partner
Sydney, NSW
9th February 2006

Liability limited by a scheme approved under
Professional Standards Legislation

Shareholder Information

Coca-Cola Amatil Limited

Additional information required by Australian Stock Exchange Listing Rules is as follows. This information is current as at 20 February 2006.

Distribution Schedule of Shareholders

	Ordinary	
	Holders No.	Shares No.
1 – 1,000	23,269	9,584,381
1,001 – 5,000	17,541	40,376,429
5,001 – 10,000	2,650	19,017,997
10,001 – 100,000	1,523	35,044,442
100,001 and over	155	643,933,000
Total	45,138	747,956,249

There were 4,322 holders of less than a marketable parcel of 75 ordinary shares.

Substantial Shareholders

The names of substantial shareholders of the Company's ordinary shares (holding not less than 5%) who have notified the Company in accordance with section 671B of the Corporations Act 2001 are –

The Coca-Cola Company and its controlled entities	241,049,276
UBS Nominees Pty Ltd and its related bodies corporate	39,271,995
Commonwealth Bank of Australia and its controlled entities	37,422,501

Top Twenty Registered Shareholders

	Ordinary shares	No. %
Coca-Cola Holdings (Overseas) Limited[1]	149,392,972	19.97
National Nominees Limited	74,975,152	10.02
J P Morgan Nominees Australia Limited	73,309,186	9.80
The Coca-Cola Company[1]	66,520,919	8.89
Westpac Custodian Nominees Limited	56,632,398	7.57
Citicorp Nominees Pty Limited	49,720,084	6.65
ANZ Nominees Limited	38,932,405	5.21
CRI Pacific Holdings II LLC[1]	15,430,212	2.06
CRI Pacific Holdings I LLC[1]	9,680,146	1.30
Tasman Asset Management Ltd	9,196,007	1.23
RBC Global Services Australia Nominees Pty Limited	8,254,637	1.10
Matila Nominees Pty Limited	8,163,078	1.09
UBS Nominees Pty Ltd	7,997,452	1.07
Cogent Nominees Pty Limited	7,517,144	1.01
Queensland Investment Corporation	6,382,821	0.85
HSBC Custody Nominees (Australia) Limited	4,847,570	0.65
Suncorp Custodian Services Pty Ltd	4,386,200	0.59
Invia Custodian Pty Limited	3,815,865	0.51
AMP Life Limited	3,316,902	0.44
Australian Foundation Investment Company Limited	3,155,794	0.42
Total	601,626,944	80.43

1 Major holdings of The Coca-Cola Company.

Business activities

CCA's beverage business operates in six countries in the Asia-Pacific region – Australia, New Zealand, Fiji, South Korea, Indonesia and Papua New Guinea. CCA manufactures, markets and distributes products of The Coca-Cola Company, as well as local brands in some countries. The acquisition of SPC Ardmona was completed on 25 February 2005. SPC Ardmona is Australia's largest manufacturer in the ready-to-eat packaged fruit sector with leading brands such as SPC, Ardmona, Goulburn Valley and IXL.

Annual General Meeting

CCA's Annual General Meeting will be held on Wednesday, 3 May 2006 at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney at 2pm.

Voting rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the form of proxy by which they can register their vote or vote online at www.linkmarketservices.com.au.

Every member present personally or by proxy, attorney or representative shall on a show of hands have one vote and on a poll have one vote for every share held.

Listings

CCA shares are listed under the symbol CCL on Australian Stock Exchange (ASX). The securities of the Company are traded on ASX on the issuer sponsored sub-register or under CHESS (Clearing House Electronic Sub-register System).

CCA ordinary shares are traded in the United States in the form of American Depositary Receipts (ADRs) issued by The Bank of New York, as Depositary.

Each ADR represents two ordinary shares. The ADRs trade over-the-counter under the symbol CCLAY.

Company publications

Other than the Annual Report, CCA publishes Shareholder News, a newsletter sent to shareholders with the September dividend advice.

Share buy back

The Company is not currently undertaking an on-market share buy back.

Website

All material contained in this report is also available on the Company's website. In addition, earnings announcements to ASX, media releases, presentations by senior management and dividend history are also published on the website. The address is www.ccamatil.com.

Dividends

In 2005, CCA paid fully franked dividends and has a payout policy of 70% to 80% of net profit, subject to the ongoing cash needs of the business.

It is expected that dividends paid in the future will be fully franked for at least the next two years.

Dividend Reinvestment Plan

Participation in the Dividend Reinvestment Plan (DRP) is optional and available to all shareholders (except those with a registered address in the United States). Shareholders may elect to participate for all or only some of their shares. Shares are currently issued under the DRP at a discount of 3% from the market price of CCA ordinary shares. The market price is calculated at each dividend payment, being the weighted average price of all ordinary CCA shares sold on ASX on the first day on which those shares are quoted ex dividend and the following nine business days. There are no brokerage, stamp duty or other transaction costs payable by participants.

Participation in the DRP is currently capped at 100,000 shares per shareholder.

Note: the DRP rules may be modified, suspended or terminated by the Directors at any time after giving one month's notice to DRP participants.

For additional information and an application form, please contact our share registry, Link Market Services on 61 2 8280 7121.

Tax File Numbers

Australian tax payers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or tax exemption details.

Change of address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Glossary

AIFRS	Australian equivalents to International Financial Reporting Standards.
C&L	Convenience and leisure.
Capital Employed	Equity plus net debt.
Carbonated Soft Drinks, CSDs	Non-alcoholic beverages with carbon dioxide.
CCA	Coca-Cola Amatil.
Coca-Cola System, Coke System	The Coca-Cola Company and its bottling partners.
COGS	Cost of goods sold.
EBIT	Earnings before interest and tax.
EBIT Margin	Earnings before interest and tax divided by revenue from sales of beverages and food.
HoReCa	Hotels, Restaurants and Cafes.
Non-Alcoholic Ready-To-Drink Beverages, NARTD	Non-alcoholic beverages, including carbonated and non-carbonated drinks.
Non-Carbonated Beverages, NCBs	Includes packaged water, ready-to-drink coffee and tea, juices/nectar, sports drinks, fruit still drinks and other ready-to-drink beverages.
PET	Polyethylene Terephthalate. The material from which CCA's plastic soft drink bottles are manufactured.
PNG	Papua New Guinea.
Return on Capital Employed, ROCE	Earnings before interest and tax divided by the average of the opening and closing balances of capital employed.
RGB	Returnable glass bottles.
RTD	Ready-to-Drink.
SPCA	SPC Ardmona.
TCCC	The Coca-Cola Company.
Unit Case	A unit case is the equivalent of twenty four 8oz (237mL) serves or 5.678 litres.

Company Directories

Chairman
David Gonski

Corporate Office
Terry Davis
Group Managing Director

John Wartig
Group Chief Financial Officer

David Wylie
Company Secretary

Senior Management
Warwick White
Managing Director, Australia

Nessa O'Sullivan
Chief Financial Officer, Australia

George Adams
Managing Director, New Zealand & Fiji

Peter Kelly
Regional Director, Asia

Reg Randall
Managing Director, South Korea

David Gate
Chief Financial Officer, South Korea

Bapak Mugijanto
President Commissioner, Indonesia

John Seward
Managing Director, Indonesia & PNG

Steve Gallagher
Chief Financial Officer, Indonesia

Charles Rossi
General Manager, PNG

Ian Furlong
General Manager, Fiji

Nigel Garrard
Managing Director, SPC Ardmona

Steve Perkins
Chief Financial Officer, SPC Ardmona

Registered Office
Coca-Cola Amatil Limited
71 Macquarie Street
Sydney NSW 2000
Ph: 61 132 653
Fx: 61 2 9259 6623

New Zealand
The Oasis, Mt Wellington
Auckland
Ph: 64 9 570 3000

South Korea
84-11, 5-Ka, Namdaemun-Ro
Chung-Ku Seoul 100-753
Ph: 822 2259 5888

Indonesia
Jl. Teuku Umar KM 46
Cibitung. Bekasi 17520
Ph: 62 21 8832 2222

Papua New Guinea
Erica Street
Lae, Morobe Province
Ph: 675 472 1033

Fiji
Ratu Dovi Road
Laucala Beach Estate
Ph: 679 394 333

SPC Ardmona
19-25 Camberwell Road
Hawthorn East Vic 3123
Ph: 61 3 9861 8900

Auditor
Ernst & Young
Chartered Accountants

Share Registry and Other Enquiries

For enquiries about CCA shares:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Ph: 61 2 8280 7121
Fx: 61 2 9287 0303
Email: registrars@linkmarketservices.com.au

For enquiries about American Depositary Receipts (ADR):

The Bank of New York
ADR Division
101 Barclay Street, 22W
New York, New York 10286 USA
Toll Free Ph: 1 888 269 2377

For enquiries about the operations of the Company:

Investor Relations
71 Macquarie Street
Sydney NSW 2000
Ph: 61 2 9259 6159
Fx: 61 2 9259 6614
Email: aus_investor_relations@anz.ccamatil.com

Calendar of Events 2006

Thursday, 9 February 2006	2005 full year results announcement
Monday, 20 February 2006	Ex-dividend date (final dividend)
Friday, 24 February 2006	Record date for dividend entitlements
Monday, 3 April 2006	2005 final ordinary dividend paid
Wednesday, 3 May 2006	Annual General Meeting
Thursday, 10 August 2006	2006 half year results announcement
Monday, 21 August 2006	Ex-dividend date (interim dividend)
Friday, 25 August 2006	Record date for dividend entitlements
Tuesday, 3 October 2006	2006 interim ordinary dividend paid



Coca-Cola
zero


zero
fanta
orange
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COCA-COLA CCA AMATIL

Coca-Cola Amatil Limited

ABN 26 004 139 397


ze
Goulburn Va
Two Fruits
Fruit Salad
Peach
SPC
Brekky
Fruit
Coke
Minute
Maid
100
Coke
1.25 Litres

COCA-COLA AMATIL

Notice of Meeting

Coca-Cola Amatil Limited ABN 26 004 139 397

Notice is hereby given that the Annual General Meeting of Coca-Cola Amatil Limited will be held in the City Recital Hall, Angel Place, Sydney on Wednesday, 3 May 2006 at 2.00pm for the purpose of transacting the business set out in this notice.

Meeting of Shareholders

ORDINARY BUSINESS

1. Accounts

To receive and consider the accounts for the year ended 31 December 2005 and the reports of the Directors and Auditors.

2. Remuneration Report

To adopt the Remuneration Report contained within the accounts for the year ended 31 December 2005.

3. Election of Directors

Mr D.M. Gonski AO and Mr M.K. Ward AO will retire in accordance with Article 6.3(b) of the Constitution and offer themselves for re-election.

Mr I. Finan will retire in accordance with Article 6.3(j) of the Constitution and offers himself for re-election.

An explanatory note to the above items appears on page 3.

SPECIAL BUSINESS

4. Participation by Executive Director in the Long Term Incentive Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Directors be permitted to invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 320,000 fully paid ordinary shares in the Company in the manner set out in the Explanatory Notes to this Notice of Meeting."

An explanatory note to the above resolution appears on page 3.

5. Changes to Non-executive Directors' Retirement Arrangements

To consider and, if thought fit, to pass the following as an ordinary resolution:

"That approval for all purposes is given to:

(a) the amendment of the Retirement Allowance Agreements between the Company and the Non-executive Directors specified in the Explanatory Notes and the provision of retirement benefits thereunder; and

(b) the acquisition of an interest in fully paid ordinary shares in the Company to be held and dealt with under the terms of the Non Executive Directors' Retirement Share Trust on behalf of the Non-executive Directors specified in the Explanatory Notes, who would otherwise have become entitled to a payment on ceasing to be a Director under the Non-executive Director's Retirement Allowance Agreements,

as described in the Explanatory Notes to this Notice of Annual General Meeting."

An explanatory note to the above resolution appears on page 6.

Dated 3 April 2006.

By order of the Board,
D.A. Wylie
Secretary
71 Macquarie Street, Sydney

Note:

a) Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that for the purpose of the meeting all shares in the Company shall be taken to be held by the persons who were registered as shareholders at 2.00pm on 1 May 2006;

b) a member entitled to attend and vote is entitled to appoint a proxy;

c) a proxy need not be a member;

d) a member entitled to cast 2 or more votes may appoint 2 proxies;

e) where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If a member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the votes; and

f) appointments of proxies must be received by the Company by 2.00pm on 1 May 2006. Appointments may be returned in the enclosed reply-paid envelope to the Company's Share Registrar, Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235 or by fax on (02) 9287 0309 or lodged online at www.linkmarketservices.com.au.

Explanatory Notes

Resolution 3 – Election of Directors

David Gonski AO

Mr Gonski joined the Board in October 1997 and has been Chairman since April 2001. Mr Gonski has a Bachelors Degree in Law and Commerce from the University of New South Wales. He was a solicitor for 10 years with the law firm of Freehills and was subsequently a corporate adviser in the firm of Wentworth Associates, now part of the Investec Group.

Mr Gonski is also on the Board of Australia and New Zealand Banking Group Ltd and the Westfield Group. He is also Chancellor of the University of New South Wales, Chairman of the Australia Council for the Arts, President of the Art Gallery of New South Wales Trust and is Chairman of Sydney Grammar School.

Mr Gonski is Chairman of the Company's Related Party Committee and the Nominations Committee and is a member of the Compensation Committee.

The Board has determined that Mr Gonski is an independent Director.

Mel Ward AO

Mr Ward joined the Board in February 1999. Mr Ward has a Bachelors Degree with Honours in Engineering and a Masters Degree in Engineering Science from Queensland University. Between 1986 and 1992, he was Managing Director of Telecom Australia and was Chairman of Telecom Australia (International) Ltd. Since retiring from Telecom in 1992, Mr Ward has held a number of Australian public company directorships.

Mr Ward is also Chairman of Pro Medicus Ltd and is a Director of Insurance Manufacturers of Australia Ltd, Macquarie Communications Infrastructure Group, Transfield Services Ltd and West Australian Newspapers Ltd. He is Chairman of the Company's Compensation Committee and is a member of the Audit, Risk & Compliance Committee, the Related Party Committee and the Nominations Committee.

The Board has determined that Mr Ward is an independent Director.

Irial Finan

Mr Finan joined the Board in August 2005. Mr Finan has a Bachelors Degree in Commerce from the National University of Ireland and is a Fellow of the Institute of Chartered Management Accountants. He has worked within the Coca-Cola system for 25 years including, recently, as Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA. He is currently President, Bottling Investments for The Coca-Cola Company.

Mr Finan is also a Director of Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola Hellenic Bottling Company and is a member of the Supervisory Board of Coca-Cola Enterprises AG.

Mr Finan brings to the Board substantial experience of the dynamics of competition in the beverage industry. With a strong financial background, Mr Finan is also a member of the Company's Audit, Risk & Compliance Committee.

The Board has determined that Mr Finan is a Non-executive Director but is not an independent Director as he is a nominee of a substantial shareholder, The Coca-Cola Company.

Resolution 4 – Participation by Mr Davis in the 2006-2008 Long Term Incentive Share Plan

Approval is being sought in accordance with the ASX Listing Rules to allow Mr Davis to participate, as an Executive Director of the Company, in the 2006-2008 Long Term Incentive Share Plan ("**LTISP**").

The LTISP is a performance-based share plan that was established in 2002 replacing both a cash long term incentive plan and subsequently a non hurdle based option plan. Details of the 2002-2004 LTISP, 2003-2005 LTISP, 2004-2006 LTISP and 2005-2007 LTISP including the performance of each of the Plans as at 31 December 2005 are disclosed in the Remuneration Report within the Company's 2005 Annual Report.

The 2006-2008 LTISP has been reviewed to better align company performance with executive reward, specifically as follows:

- two peer groups have been adopted to measure the Total Shareholder Return ("**TSR**") performance hurdle with Peer Group 1 reflecting comparable companies listed on the Australian Stock Exchange and Peer Group 2 representing selected consumer staples and food, beverages and tobacco companies; and
- exceptional performance is now measured against earnings per share, which, if achieved, allows for a minimum number of shares to be awarded under the TSR and Net Profit after Tax ("**NOPAT**") performance measures.

There are 3 components to Mr Davis' potential allocation of shares under the 2006-2008 LTISP (as set out in the table below) which are subject to separate performance measures.

Component	Shares Threshold	Maximum
A – Peer Group 1	33,000	45,517
Peer Group 2	33,000	45,517
B	66,000	91,034
C	100,000	137,932
Total	232,000	320,000

Component A

Component A of Mr Davis' participation in the LTISP is subject to measurement of the Company's TSR from 1 January 2006 to 31 December 2008. The TSR performance hurdle will be measured against two peer groups (which are identified in Appendix 1 to these Explanatory Notes). Half of the TSR performance will be measured against Peer Group 1 and half will be measured against Peer Group 2.

If the Company's TSR ranking for the 3 year period against Peer Group 1 meets or exceeds the 50th percentile, Mr Davis will be awarded 33,000 shares, being 72.5% of the maximum number of shares which can be awarded under this part of Component A. As TSR performance exceeds the 50th percentile, the number of shares to be awarded will be scaled up to a maximum of 45,517 shares which will be awarded if the Company's TSR performance meets or exceeds the 75th percentile. The same tests and awards will apply against Peer Group 2.

If the TSR measure is not achieved against either one or both of the Peer Groups at the end of the 3 year period to the extent necessary to allocate the maximum allocation for the TSR measure or measures, then that part or parts of this Component A will be re-tested at the end of each subsequent quarter up to the end of year 5 (ie up to 31 December 2010).

Component B

Component B of Mr Davis' participation in the LTISP is subject to measurement of the Company's average growth in NOPAT from 1 January 2006 to 31 December 2008. If average growth in NOPAT is less than 8% per annum, no shares will be awarded to Mr Davis. If average growth in NOPAT is 8% per annum, Mr Davis will be awarded 66,000 shares, being 72.5% of the maximum number of shares which can be awarded under this component. To the extent that average growth in NOPAT exceeds 8% per annum (up to 16% per annum), then the shares awarded to Mr Davis will be scaled up to a maximum of 91,034. No re-testing applies to this component.

In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc.

Exceptional Performance

In any event, if the Company's earnings per share is greater than an average annual growth of 10% over the 3 year period, then a minimum of 72.5% of the maximum award of both the shares allocated under both the TSR performance measures (for both Peer Groups) and the NOPAT performance measure must be awarded. This is not an additional award but applies to the calculation of Components A and B above.

Component C

As a part of Mr Davis' conditions of employment, it had been agreed that Mr Davis would be granted an award of options under the Executive Option Plan on 12 November 2005 being the fourth anniversary of his employment with the Company. Because the Board has determined not to issue further non-hurdle based options to executives and Executive Directors under the Executive Option Plan, it is proposed to make a further offer of up to 137,932 shares to Mr Davis under the 2006-2008 LTISP.

68,966 of these shares will be subject to the same performance measures as apply to Component A above and the other 68,966 shares will be subject to the performance measures which apply to Component B above. The minimum number of shares will be determined as described in Components A and B above.

Any allocation of shares in respect of Component C is subject to the following further provisions:

a. the performance period will commence on 1 January 2006;

b. the performance hurdles will be tested 12 months after commencement of the performance period and, if the performance hurdles have been achieved at that date, the relevant number of shares will be allocated to Mr Davis; and

c. in respect of any shares not allocated under part b above, the standard performance period applicable under the 2006-2008 LTISP will apply.

All shares to which Mr Davis may become entitled as a result of his participation in the 2006-2008 LTISP will be allocated in respect of the 2006-2008 performance period by no later than 28 February 2011.

The shares will be acquired by the Trustee of the LTISP on behalf of Mr Davis either by purchase of shares at the prevailing market price or by subscription for new shares in the Company at no cost to Mr Davis.

Since the 2005 Annual general meeting, 74,500 shares have been acquired on behalf of Mr Davis under the 2005-2007 LTISP at no cost to him.

The proposal by the Board to offer shares under the LTISP to Mr Davis has been recommended by the Compensation Committee following detailed reviews and advice from external remuneration consultants. The cost to the Company in relation to the acquisition of any shares by the Trustee on behalf of Mr Davis will be expensed in the financial statements over the vesting period in accordance with the relevant accounting standards.

Details of any shares issued to Executive Directors under the LTISP will be published in each annual report of the Company relating to the performance period in which the shares have been issued, together with a statement that approval for the issue of the shares was obtained under ASX Listing Rule 10.14.

No Director of the Company other than Mr Davis will be entitled to participate in the LTISP after the date of this meeting, until approval of their participation has been obtained from shareholders under ASX Listing Rule 10.14.

Voting Exclusions

The Company will disregard any votes cast on this resolution by:

- Mr Davis; and
- any associate of Mr Davis.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DIRECTORS' RECOMMENDATION

The Directors, other than Mr Davis, recommend that shareholders vote in favour of this resolution. Mr Davis makes no recommendation in light of his personal interest in this resolution.

Resolution 5 – Non-Executive Directors' Remuneration and Retirement Allowance Agreements

Retirement benefits under the Directors' Retirement Allowance Agreements

Recommendation 9.3 of the ASX Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations states that non-executive directors should normally be remunerated by way of fees (in the form of cash, non-cash benefits, superannuation contributions or equity) and that they should not be provided with retirement benefits other than statutory superannuation.

Consistent with these best practice standards, as at 31 December 2002 the Company terminated its Non-executive Directors' Retirement Scheme which provided for the payment of retirement benefits to Non-executive Directors ("**Scheme**"). Non-executive Directors appointed since that date have not been entitled to retirement benefits other than superannuation. The Non-executive Directors who participated in the Scheme up to 31 December 2002, namely D.M. Gonski, J.R. Broadbent, M.K. Ward and W.M. King ("**Applicable Non-executive Directors**"), agreed at that time to have their retirement benefits "frozen" until they ceased to be a Director of the Company. This was agreed under a Retirement Allowance Agreement between the Company and the relevant Director ("**Current Arrangements**") which provides that the value of the Director's retirement benefits under the Scheme up to 31 December 2002:

- are fixed as at 31 December 2002;
- will be paid when the Director ceases to be a Director of the Company; and
- will be indexed against the movement in Average Weekly Ordinary Time Earnings (AWOTE) from 1 January 2003 to the date on which the Director ceases to be a Director of the Company.

As at the date of the Annual General Meeting (3 May 2006), the value of these retirement benefits, as increased up to 31 December 2005 by the applicable AWOTE indexation rates, plus an appropriate pro rata adjustment for the period 1 January to 3 May 2006 for each Applicable Non-executive Director ("**Respective Benefit**") was D.M. Gonski: $578,139; J.R. Broadbent: $211,791; M.K. Ward: $208,877 and W.M. King $43,935.

The Board seeks to better align the interests of the Directors with the interests of shareholders in determining the form of their remuneration. Accordingly, on 16 March 2006, the Board offered the Applicable Non-executive Directors the opportunity to elect to forego all or a part of their Respective Benefits and in lieu thereof to acquire shares in the Company, subject to shareholder approval ("**Shares Alternative**").

All of the Applicable Non-executive Directors elected to forego 100% of their Respective Benefits and in lieu thereof to acquire shares in the Company.

Assuming shareholders had approved the proposed revised arrangements as at 16 March 2006 and shares were purchased (in the manner described below) at the closing price of the Company's shares on that day, 78,232, 28,659, 28,264 and 5,945 shares would have been acquired on behalf of D.M. Gonski, J.R. Broadbent, M.K. Ward and W.M. King, respectively, to be transferred to each of them on their ceasing to be a Director.

Amendment of Retirement Allowance Agreement

As each of the Applicable Non-executive Directors elected to receive all of their Respective Benefits in the form of the Shares Alternative, their Retirement Allowance Agreements were amended, subject to shareholder approval, to allow the Respective Benefit to be provided in the form of shares on the date the Director ceases to be a Director.

Purchase of shares

For each Applicable Non-executive Director shares to the value of the Director's Respective Benefit will be (subject to shareholder approval) purchased on market with cash contributed by the Company to Matila Nominees Pty Limited, the trustee of the Non-executive Directors' Retirement Share Trust. The cash contributed by the Company will be contributed in lieu of the Directors' Respective Benefits accrued by the Company.

The share purchases will occur on the first full day after shareholder approval is obtained when shares can be purchased in compliance with the Company's share trading policy.

If shareholders approve the proposed arrangements, the trustee will hold the shares on trust until the relevant Director ceases to be a Director. The Director will not be able to deal in any of the shares until the date on which he

or she ceases to be a Director, but will be entitled to receive dividends or other distributions relating to the shares, to sell any rights to acquire shares or securities that are transferable, to take up any rights attaching to the shares which require a contribution after paying that contribution and to direct the exercise of the voting rights attaching to the shares. Each Applicable Non-executive Director has agreed to reinvest all dividends receivable on the relevant shares under the Company's Dividend Reinvestment Plan. All consequent shares will be held by the Trustee of the Non-executive Directors' Retirement Share Trust and the Directors have agreed that they will not require the Trustee to transfer those shares to them until the time of his or her retirement.

If shareholder approval is not obtained for the proposed arrangements the retirement benefits will be paid in accordance with the Current Arrangements.

Shareholder Approval

Shareholder approval is sought for:

- the proposed amendments to the Non-executive Director's Retirement Allowance Agreements and the provision of retirement benefits under them;
- to allow for the acquisition of an interest in shares in the Company to be held and dealt with under the terms of the Non-executive Directors' Retirement Share Trust on behalf of each Applicable Non-executive Director in lieu of their Respective Benefits; and
- the other arrangements in relation to the Shares Alternative described above.

The Corporations Act regulates the giving of benefits to Directors in connection with their retirement from office. A benefit for these purposes is broadly defined to mean a payment or other valuable consideration, an interest in property of any kind or any other benefit. The Corporations Act requires that shareholder approval must be obtained for the giving of such benefits unless an exception applies.

An exception to the requirement for shareholder approval will apply to the extent that any such retirement benefit constitutes a "payment" for "past services" that does not exceed the prescribed threshold amount being an amount equal to the total remuneration during the Director's last 3 years of service. The exception does not apply to:

- the entitlement of a Director to receive shares under the Shares Alternative and the arrangements put in place between the Company and the trustee to meet that entitlement, because this entitlement does not constitute a "payment";
- the dividends and other benefits which accrue to a Director under the Shares Alternative before the Director ceases to be a Director, because this component does not constitute a "payment for past services"; and
- the settlement in shares of a Director's entitlement under the Shares Alternative on ceasing to be a Director, because the provision of shares does not constitute a "payment".

The shareholder approval sought therefore includes approval for these purposes.

Voting Exclusion

The Company will disregard any votes cast on this resolution by:

- Mr Gonski, Ms Broadbent, Mr Ward and Mr King; and
- any associate of Mr Gonski, Ms Broadbent, Mr Ward and Mr King.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DIRECTORS' RECOMMENDATION

The Directors, other than Mr Gonski, Ms Broadbent, Mr Ward and Mr King, recommend that shareholders vote in favour of this resolution. Mr Gonski, Ms Broadbent, Mr Ward and Mr King make no recommendation in light of their personal interest in this resolution.

Appendix 1

2006-2008 LTISP

	Company Name	Peer 1	Peer 2
1.	ABB Grain Ltd		✓
2.	Alinta Limited	✓	
3.	Altria Group Inc		✓
4.	Amcor Ltd	✓	
5.	Ansell Ltd	✓	
6.	APN News & Media Ltd	✓	
7.	Aristocrat Leisure Ltd	✓	
8.	Australian Agricultural Company Ltd		✓
9.	Australian Gas Light Company	✓	
10.	Australian Pure Fruits Limited		✓
11.	AWB Ltd		✓
12.	Billabong International Ltd	✓	
13.	Bluescope Steel Limited	✓	
14.	Boral Ltd	✓	
15.	Brambles Industries Ltd	✓	
16.	Burns Philp & Company Ltd		✓
17.	Chiquita Brands South Pacific Ltd		✓
18.	Coca-Cola Amatil Ltd	✓	✓
19.	Cochlear Ltd	✓	
20.	Cockatoo Ridge Wines Limited		✓
21.	Coles Myer Ltd		✓
22.	Computershare Ltd	✓	
23.	Constellation Brands, Inc		✓
24.	CSL Ltd	✓	
25.	CSR Ltd	✓	
26.	DCA Group Ltd	✓	
27.	Downer EDI Ltd	✓	
28.	Evans & Tate Limited		✓
29.	Fairfax (John) Holdings Limited	✓	
30.	FFI Holdings Ltd		✓
31.	Fosters Group Ltd		✓
32.	Futuris Corp Ltd		✓
33.	Graincorp Ltd		✓
34.	Greens Foods Limited		✓
35.	James Hardie Industries NV	✓	
36.	KH Foods Limited		✓
37.	Leighton Holdings Ltd	✓	
38.	Lion Nathan Ltd		✓
39.	Maryborough Sugar Factory Limited		✓
40.	Mayne Pharma Ltd	✓	
41.	McGuigan Simeon Wines Ltd		✓
42.	Metcash Ltd		✓
43.	Namoi Cotton Cooperative Ltd		✓
44.	OneSteel Ltd	✓	
45.	Orica Ltd	✓	
46.	Pacific Brands Ltd	✓	
47.	Paperlinx Ltd	✓	
48.	Patrick Corporation Ltd	✓	
49.	Publishing & Broadcasting Ltd	✓	
50.	Qantas Airways Ltd	✓	
51.	Queensland Cotton Holdings Ltd		✓
52.	Resmed Inc	✓	
53.	Ridley Corporation Ltd		✓
54.	Select Harvests Ltd		✓
55.	Sigma Pharmaceuticals Ltd	✓	
56.	Sims Group Ltd	✓	
57.	Sonic Healthcare Ltd	✓	
58.	Symbian Health Ltd	✓	
59.	Tabcorp Holdings Ltd	✓	
60.	Tandou Limited		✓
61.	Tassal Group Limited		✓
62.	Tattersalls Limited	✓	
63.	Telecom Corporation of New Zealand Ltd	✓	
64.	Telstra Corporation Ltd	✓	
65.	Ten Network Holdings Ltd	✓	
66.	Toll Holdings Ltd	✓	
67.	Transurban Group	✓	
68.	UNiTAB Ltd	✓	
69.	Warrnambool Cheese & Butter Factory Co Holdings Ltd		✓
70.	Wesfarmers Ltd	✓	
71.	West Australian N/papers Holdings Ltd	✓	
72.	Woolworths Ltd		✓